



# NYMT

NEW
YORK
MORTGAGE
TRUST



*2006 Annual Report*

New York Mortgage Trust, Inc., a real estate investment trust (REIT), is engaged in the investment in and management of high credit quality residential adjustable rate mortgage (ARM) loans and mortgage-backed securities (MBS).

As of March 31, 2007, the Company has sold substantially all of the operating assets of its mortgage lending business and has exited the mortgage lending business.

The Company's portfolio is comprised of securitized, high credit quality, adjustable and hybrid ARM loans, and purchased MBS. Historically at least 98% of the portfolio has been rated "AA" or "AAA."

As a REIT, the Company is not subject to federal income tax provided that it distributes at least 90% of its REIT income to stockholders.

## Chairman's Letter

### A Year of Change......

The entire mortgage industry experienced a very challenging operating environment during 2006. A softening housing market, declining industry-wide mortgage origination volumes, a higher than normal incidence of loan defaults and a continuing flat-to-inverted yield curve all adversely affected the Company's mortgage origination and investment businesses as well our overall performance during the year.

To meet these challenges, we made a critical decision to sell our retail mortgage lending platform assets to IndyMac Bank, F.S.B. and our wholesale lending origination business assets to Tribeca Lending Corp. These redefining transactions will serve to stem the losses in our loan origination business and position the Company to return to profitability in the near term.

Our exit from the mortgage origination business was a bittersweet event for us, as our ultimate goal was to continue to grow this business nationally and to use our self-origination advantage to benefit our loan portfolio business. Fortunately, despite the persistence of challenging market conditions, we will reap considerable benefits from our exit from and monetization of our mortgage lending business.

As a founder and one of the largest shareholders of New York Mortgage Trust, the Company's success is something I take very personally. And although I have resigned my day-to-day management duties at New York Mortgage Trust in order to join IndyMac, I will remain Chairman of the Company's Board of Directors.

Looking ahead, we recognize that there is much work to be done. David Akre will remain Vice Chairman and Co-CEO and Steve Mumma has assumed the additional roles of President and Co-Chief Executive Officer.

As we move forward, I am highly confident that this team will be able to lead New York Mortgage Trust solidly into the future and I personally would like to thank our valued shareholders, employees and customers for their continued loyalty throughout these difficult times. I am confident that, given our repositioning, better times will follow.

Sincerely,



Steven Schnall
Chairman of the Board

## From the Co-Chief Executive Officers

### Looking Ahead...

The last year has been a period of significant change for New York Mortgage Trust. Our exit from and monetization of our mortgage lending business in the first quarter of 2007 has enabled the Company to increase its investable capital, lower its executive management compensation expense and stabilize its book value by eliminating its mortgage lending business's operating losses. Our exit from the lending business was also done in such a way that enabled the Company to retain the economic value of its accumulated net operating losses (NOL).

Going forward, we now have a much leaner organization with a $1.1 billion portfolio of mortgage securities, approximately 98% of which are rated "AA" or "AAA", and approximately 40 remaining employees, most of who are working on disposing of the remaining loans held for sale in our discontinued mortgage lending business. As the loan dispositions progress, our headcount will fall significantly.

Over the next several months we will focus on the loan dispositions, redeployment of the proceeds from both the sales of these loans and our lending business, and looking at opportunities to purchase bulk loan packages for securitizations or other short duration mortgage assets. Additionally, approximately 33% of our investment portfolio securities are comprised of hybrid ARM loans which will be resetting, or prepaying, over the next six months. As this occurs, we expect to be able to earn a higher return from the resetting coupons or from the reinvestment of prepayment proceeds into higher yielding assets.

While we do not expect the challenging market conditions to change significantly in 2007, we are confident that the steps we have already taken and the portfolio management decisions we will make going forward will enable us to return to profitability in the near term.

We too would like to thank our stockholders and employees who have persevered through this difficult period. We appreciate your continued support.

Sincerely,



David A. Akre
Vice Chairman
Co-Chief Executive Officer



Steven R. Mumma
Co-Chief Executive Officer
President
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 02 2007
WASH. D.C.
190
SECTION

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

**Commission file number 001-32216**

# NEW YORK MORTGAGE TRUST, INC.

(Exact Name of Registrant as Specified in its Charter)

| **Maryland** | **47-0934168** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**1301 Avenue of the Americas,**
**New York, New York 10019**
(Address of Principal Executive Office)(Zip Code)

**(212) 792-0107**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **None**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.01 par value | New York Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filers" and "large accelerated filers" in Rule 12b-2 of The Exchange Act. (check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2006 was approximately $58.8 million based on the closing price on such date of the registrant's common stock as reported by the New York Stock Exchange Composite Transactions.

The number of shares of the Registrant's Common Stock outstanding on March 15, 2007 was 18,077,880.

## DOCUMENTS INCORPORATED BY REFERENCE

| Document | Where Incorporated |
|---|---|
| 1. Proxy Statement for Annual Meeting of Stockholders to be held on June 14, 2007, to be filed with the Securities and Exchange Commission | Part III |

**NEW YORK MORTGAGE TRUST, INC.**

**FORM 10-K**

**For the Fiscal Year Ended December 31, 2006**

## TABLE OF CONTENTS

### PART I



### PART II



### PART III



### PART IV

[This page intentionally left blank.]

## PART I

### Item 1. Business

### General

New York Mortgage Trust, Inc. together with its consolidated subsidiaries ("NYMT", the "Company", "we", "our", and "us") is a self-advised residential mortgage finance company that acquires and invests in adjustable rate mortgage ("ARM") assets. We earn net interest income from residential mortgage-backed securities and adjustable-rate mortgage loans and securities. Until March 31, 2007, the Company originated mortgages throught its wholly-owned subsidiary, The New York Mortgage Company, LLC ("NYMC"). In this discontinued operation, we earned gain on sale income and net interest income by originating a variety of residential mortgage loan products. This discontinued operation also originated residential mortgage loans as a broker for the purpose of obtaining broker fee income.

As of December 31, 2006, we had approximately $1.32 billion of total assets as compared to $1.79 billion at December 31, 2005 (see our consolidated financial statements and related notes beginning on page F-1).

***Recent Events - Sale of Mortgage Lending Business and Change in Our Business Strategy***

On February 7, 2007, we announced that, as a part of our previously announced exploration of strategic alternatives for the Company, we had entered into a definitive agreement to sell substantially all of the retail mortgage lending platform of NYMC to IndyMac Bank, F.S.B., ("Indymac"), a wholly owned subsidiary of Indymac Bancorp, Inc, for an estimated purchase price of $13.5 million in cash and the assumption of certain of our liabilities by Indymac. On March 31, 2007, Indymac purchased substantially all of the operating assets related to NYMC's retail mortgage lending platform, including, among other things, assuming leases held by NYMC for approximately 20 full service and approximately 10 satellite retail mortgage lending offices (excluding the lease for the Company's corporate headquarters, which is being assigned, as previously announced, under a separate agreement to Lehman Brothers Holding, Inc.), the tangible personal property located in those approximately 30 retail mortgage banking offices, NYMC's pipeline of residential mortgage loan applications (the "Pipeline Loans"), escrowed deposits related to the Pipeline Loans, customer lists and intellectual property and information technology systems used by NYMC in the conduct of its retail mortgage banking platform. Indymac assumed the obligations of NYMC under the Pipeline Loans and substantially all of NYMC's liabilities under the purchased contracts and purchased assets arising after the closing date. Indymac has also agreed to pay (i) the first $500,000 in severance expenses with respect to "transferred employees" (as defined in the asset purchase agreement filed as Exhibit 10.62 to this Annual Report on Form 10-K) and (ii) severance expenses in excess of $1.1 million arising after the closing with respect to transferred employees. As part of the Indymac transaction, the Company has agreed, for a period of 18 months, not to compete with Indymac other than in the purchase, sale, or retention of mortgage loans. Indymac has hired substantially all of our branch employees and loan officers and a majority of NYMC employees based out of our corporate headquarters. As of April 1, 2007, the Company has approximately 40 employees.

On February 14, 2007, we entered into a definitive agreement with Tribeca Lending Corp., a subsidiary of Franklin Credit Management Corporation ("Tribeca Lending") to sell our wholesale lending business for an estimated purchase price of $485,000. This transaction closed on February 22, 2007. Together, the closing of the sale of our retail mortgage banking platform to Indymac and the sale of our wholesale lending business to Tribeca Lending has resulted in gross proceeds to NYMT of approximately $14.0 million before fees and expenses, and before deduction of approximately $2.3 million, which will be held in escrow to support warranties and indemnifications provided to Indymac by NYMC as well as other purchase price adjustments. NYMC will record a one time taxable gain on the sale of these assets. NYMC's deferred tax asset will absorb any taxable gain from the sale.

We expect to redeploy the net proceeds from the sale of our retail mortgage banking platform in high quality mortgage loan securities. We will liquidate the remaining inventory of loans held for sale in the ordinary course of business. Our Board of Directors, together with our management, will continue to consider strategic options for NYMT, including a possible sale or merger or raising capital under a passive REIT business model.

We believe that the disposition of our mortgage lending business will allow us to meet the following business objectives:

- reduce, and ultimately eliminate, our taxable REIT subsidiary's operating losses;
- enable NYMC to retain the economic value of its accumulated net operating losses;
- increase NYMT's investable capital and financial flexibility;
- lower NYMT's executive management compensation expenses;
- significantly reduce our potential severance obligations; and
- enable our management to focus on our mortgage portfolio management operations, which consisted of a $1.1 billion portfolio of investment securities as of December 31, 2006.

Upon consummation of the transaction with Indymac on March 31, 2007, Steven B. Schnall, our Chairman, President and Co-Chief Executive Officer, and Joseph V. Fierro, the Chief Operating Officer of NYMC, resigned from their executive positions with us and assumed roles with Indymac. Concurrent with Mr. Schnall's resignation, Steven R. Mumma, presently our Chief Financial Officer, will also assume the roles of President and Co-Chief Executive Officer. Mr. Schnall continues to serve our Board of Directors as its non-executive Chairman, and David A. Akre continues to serve as Vice Chairman and Co-Chief Executive Officer.

In connection with the sale of our wholesale mortgage origination platform assets on February 22, 2007 and the transaction with Indymac, during the fourth quarter of 2006, we classified substantially all of the assets, liabilities and operations of our Mortgage Lending segment as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). As a result, we have reported revenues and expenses related to the segment as a discontinued operation and the related assets and liabilities as assets and liabilities related to a discontinued operation for all periods presented in the accompanying consolidated financial statements. Certain assets, such as the deferred tax asset, and certain liabilities, such as subordinated debt and liabilities related to leased facilities not assigned to Indymac will become part of the ongoing operations of NYMT and accordingly, we have not classified as a discontinued in accordance with the provisions of SFAS No. 144. See Note 12 in the notes of our consolidated financial statements.

Following our exit from the mortgage lending business, we will exclusively focus our resources and efforts on the business that we refer to as our Mortgage Portfolio Management segment, which will primarily involve investing, on a leveraged basis, in residential mortgage backed securities, and our revenues will be derived primarily from the difference between the interest income we earn on our mortgage assets and the costs of our borrowings (net of hedging expenses). Because the mortgage lending business represented a significant part of our operations, our historic operations (since completion of our initial public offering) may not be necessarily comparable to our financial operations following consummation of the transactions described above.

***Our Mortgage Portfolio Management Business***

Our residential mortgage investments are comprised of ARM loans, ARM securities and floating rate collateralized mortgage obligations ("CMO Floaters"). The ARM loans and securities have interest rates that reset in a year or less, and "hybrid" ARM loans and securities have a fixed interest rate for an initial period of two to seven years before converting to ARM loans and securities whose rates will reset each year or shorter. ARM securities represent interests in pools of ARM loans. The ARM securities are rated by at least one of two nationally recognized rating agencies, Standard & Poor's, Inc. or Moody's Investors Service, Inc. (the "Rating Agencies"), or issued by Freddie Mac ("FHLMC"), Fannie Mae ("FNMA") or Ginnie Mae ("GNMA"). The securitizations result in a series of rated mortgage securities backed by the ARM loans. The CMO Floaters are mortgage securities backed by a pool of FNMA, FHLMC or GNMA fixed rate mortgage loans the cash flows from which have interest rates that adjust monthly. As an investor in residential mortgage assets, our net income is generated primarily from the difference between the interest income we earn on our mortgage assets and the cost of our borrowings (net of hedging expenses), commonly referred to as the "Net Spread." Our goal is to maximize the long-term sustainable difference between the yield on our investments and the cost of financing these assets through the following strategies:

- earning net interest spread between the yield of mortgage assets we own and the cost to finance such assets;
- focusing on purchasing high credit quality residential mortgage loans through third parties that we believe can be retained in our portfolio;

- using hedging instruments to better match asset and liability durations;
- leveraging our portfolio to increase its size with the intent to enhance our returns while at the same time managing the increased risk of loss associated with this leverage; and
- utilizing hedging strategies that we consider appropriate to minimize exposure to interest rate changes.

We finance the purchases of ARM loans, ARM securities and CMO Floaters (collectively "ARM Assets") with equity capital, unsecured debt and short-term borrowings such as repurchase agreements, securitizations resulting in floating-rate long-term collateralized debt obligations ("CDOs") and other collateralized financings. For hedging purposes, and to the extent we feel is necessary, we enter into swap agreements whereby we receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowings to a fixed rate. We believe our exposure and risks related to changes in interest rates can be prudently managed through holding ARM Assets and attempting to match the duration of our liabilities with the duration of our ARM Assets. From a credit risk perspective, we retain high quality assets and follow strict credit underwriting standards.

***Our Mortgage Lending Business (Discontinued Operation)***

Until March 31, 2007, we originated mortgage loans through NYMC. Licensed or exempt from licensing in 44 states and the District of Columbia and through a network of 25 full service branch loan origination locations and 22 satellite loan origination locations that were licensed or pending state license approval as of December 31, 2006, NYMC offered a broad range of residential mortgage products, with a primary focus on prime, or high credit quality, residential mortgage loans. We sell the fixed-rate loans that we originated to third parties and retain and either finance in our portfolio selected adjustable-rate and hybrid mortgage loans that we originated or we sell them to third parties. As of March 2006, we began to sell all loans originated by NYMC in an effort to increase gain on sale revenue in current periods due to decreased spreads available by holding the loans in portfolio. Our portfolio of loans is held at the real estate investment trust ("REIT") level or by a qualified REIT subsidiary ("QRS"). We relied on our own underwriting criteria with respect to the mortgage loans we retained and relied on the underwriting criteria of the institutions to which we sell our loans with respect to the loans we intend to sell. In either case, we directly performed the underwriting of such loans with our own experienced underwriters.

***Our Tax Status***

Unlike banks, savings and loans or most mortgage originators, we are structured as a REIT for federal income tax purposes. We have elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code (IRC) of 1986, as amended, commencing with our taxable year ended December 31, 2004, and we operate so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes. We hold our investment in ARM Assets directly or in a QRS. Accordingly, the net interest income we earn on our ARM Assets is generally not subject to federal income tax as long as we distribute at least 90% of our REIT taxable income in the form of a dividend to our stockholders each year and comply with various other requirements. Failure to qualify as a REIT would subject the Company to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to its stockholders in any such year would not be deductible by the Company.

NYMC is our taxable REIT subsidiary ("TRS"). The activities we conduct through NYMC, including purchasing mortgage loans from and selling mortgage loans sold to third parties, are subject to federal and state corporate income tax. We may elect to retain any after tax income generated by NYMC, and, as a result, may increase our consolidated capital and grow our business through retained earnings or distribute all or a portion of our after-tax NYMC earnings to our stockholders.

**Access to our Periodic SEC Reports and Other Corporate Information**

Our internet website address is www.nymtrust.com. We make available free of charge, through our internet website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments thereto that we file or furnish pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Our Corporate Governance Guidelines and Code of Business Conduct and Ethics and the charters of our Audit, Compensation and Nominating and Corporate Governance Committees are also available on our website and are available in print to any stockholder upon request in writing to New York Mortgage Trust, Inc., c/o Chief Financial Officer and Secretary, 1301 Avenue of the Americas, 7th floor, New York, New York 10019. Information on our website is neither part of nor incorporated into this annual report on Form 10-K.

### Corporate Governance

We operate our business with a focus on high standards in business practices and professional conduct. The following are some of the highlights relating to our corporate governance:

- Our board of directors is composed of a super-majority of independent directors. As per guidelines established by the SEC and NYSE, the Audit, Nominating/Governance and Compensation Committees are composed exclusively of independent directors.
- We have adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines that apply to all officers, directors and employees (as well as a supplemental Code of Ethics for Senior Financial Officers) to promote the highest standard of conduct and ethics in our dealings with our customers, stockholders, vendors, the public and our employees.
- Our Insider Trading Policy prohibits any of the directors, officers or employees of the Company from buying or selling our stock on the basis of material nonpublic information, and in conjunction with our Regulation FD policy, prohibits communicating material nonpublic information to others. Trading of our securities by directors, officers or employees is allowed only during a discreet narrow open period after our quarterly report on Form 10-Q or annual report on Form 10-K is filed with the SEC.
- We have established a formal internal audit function to monitor and test the efficiency of our internal controls and procedures as well as the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.
- We have made publicly available, through our website www.nymtrust.com, the charters of the independent committees of our Board of Directors (Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee) and other corporate governance materials, including our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, our Insider Trading Policy, and other corporate governance policies.

### Company History

We were formed as a Maryland corporation in September 2003. On January 9, 2004, we capitalized New York Mortgage Funding, LLC ("NYMF") as a wholly-owned subsidiary of our company. NYMF is a qualified REIT subsidiary ("QRS"), in which we accumulate mortgage loans that the Company intends to securitize. In June 2004, we sold 15 million shares of our common stock in an IPO at a price to the public of $9.00 per share, for net proceeds of approximately $122 million after deducting the underwriters' discount and other offering expenses. Concurrent with our IPO, we issued 2,750,000 shares of common stock in exchange for the contribution to us of 100% of the equity interests of NYMC. Prior to the IPO, we did not have recurring business operations.

Prior to being acquired by us, NYMC's business strategy was to sell or broker all of the loans it originated to third parties and the largest component of NYMC's net income was generated by the gain on sale of such loans. For accounting purposes and reporting purposes, the combination of our company and NYMC is accounted for as a reverse merger and the related transfer of loans originated by NYMC to us is accounted for as a transfer of assets between entities under common control. Accordingly, we have recorded assets and liabilities transferred from NYMC at their carrying amounts in the accounts of NYMC at the date of transfer. The consolidated financial statements include the accounts of our Company subsequent to the IPO and also include the accounts of NYMC and NYMF prior to the IPO. As a result, our historical financial results prior to the IPO reflect the financial operations of this prior business strategy of selling virtually all of the loans originated by NYMC to third parties. Furthermore, the ARM loans we originated and securitized in the securitizations completed in 2005 were recorded at cost with no gain on sale recognized, as would be the case if sold to third parties. Since our IPO, our business strategy has been to invest in ARM loans and securitize them to generate net interest income. As a result, our historic operations prior to the IPO and current financial operations are not necessarily comparable.

### Our Industry

With the closing of the transaction under which we sold substantially all of the assets of the retail mortgage lending platform to Indymac, we are now principally a residential portfolio manager. Our portfolio is comprised of residential adjustable rate mortgage loans and securities. As of December 31, 2006 approximately 98% of our assets are rated either "AA" or "AAA" by either Standard & Poor's or Moody's, or are obligations issued by either Fannie Mae or Freddie Mac. Besides continuing to manage our existing portfolio, our future strategy will most likely involve the purchase or high quality residential mortgage loans in bulk, and the securitization of same.

## Operating Policies, Strategies and Business Segments

Until March 31, 2007, the Company operated two segments, the Mortgage Portfolio Management segment and the Mortgage Lending segment. Upon the sale of substantially all of its mortgage lending operating assets to Indymac as of March 31, 2007, the Company exited the mortgage lending business and accordingly will no longer report segment information.

### *Mortgage Portfolio Management*

Prior to the completion of our IPO on June 29, 2004, our operations were limited to the mortgage operations described in the section below entitled "Mortgage Lending." Beginning in July 2004, we began to implement our business plan of investing in high quality, adjustable rate mortgage loan securities. Our portfolio management strategy is to acquire ARM Assets from third parties to hold in our portfolio, fund them using equity capital and borrowings and to generate net interest income from the difference, or net spread, between the yield on these assets and our cost of financing. Prior to March 2006, we invested in ARM Assets originated by NYMC, but have since ceased this activity in an effort to increase gain on sale revenue due to a reduction in spreads available by holding loans in portfolio. In order to accomplish this, our:

- acquired ARM Assets are replaced with high-quality mortgage securities ARM loans acquired from third parties, (and in the past acquired ARM Assets were replaced with ARM loans originated by NYMC);
- mortgage portfolio management operates with a long-term investment outlook;
- short-term financing of ARM loans to be securitized is provided by secured warehouse and aggregation lines; and
- ultimate financing for ARM loans is provided by either issuing collateralized debt obligations or by repurchase financing facilities.

We seek to have a portfolio consisting of high quality mortgage-backed securities and loans. We believe that retaining high quality assets in our portfolio helps us mitigate risks associated with market disruptions. Our investment guidelines define the following classifications for securities we own:

- category I investments are mortgage-backed securities that are either rated within one of the two highest rating categories by at least one of the Rating Agencies, or have their repayment guaranteed by FHLMC, FNMA or GNMA;
- category II investments are mortgage-backed securities with an investment grade rating of BBB/Baa or better by at least one of the Rating Agencies; and
- category III investments are mortgage-backed securities that have no rating from, or are rated below investment grade by at least one of the Rating Agencies.

The investment policy adopted by our Board of Directors provides, among other things, that:

- no investment shall be made which would cause us to fail to qualify as a REIT;
- no investment shall be made which would cause us to be regulated as an investment company;
- at least 70% of our assets will be Category I investments or loans that back or will back such investments; and
- no more than 7.5% of our assets will be Category III investments.

Our Board of Directors may amend or waive compliance with this investment policy at any time without the consent of our stockholders.

To achieve our portfolio strategy and mitigate risk, we:

- attempt to maintain a net duration, or duration gap, of one year or less on our ARM portfolio, related borrowings and hedging instruments;
- structure our liabilities to mitigate potential negative effects of changes in the relationship between short- and longer-term interest rates;

- focus on holding ARM loans rather than fixed-rate loans, as we believe we will be adversely affected to a lesser extent by early repayments due to falling interest rates or a reduction in our net interest income due to rising interest rates.

Our Board of Directors has also established an investment and leverage committee for the purpose of approving certain investment transactions and the incurrence of indebtedness. This committee is comprised of our co-chief executive officers, and our chief financial officer. The committee has the authority to approve, without the need of further approval of our board of directors, the following transactions from time to time, any of which may be entered into by us or any of our subsidiaries:

- the purchase and sale of agency and private label mortgage-backed securities, subject to the limitations described above;
- securitizations of our mortgage loan portfolio;
- the purchase and sale of agency debt;
- the purchase and sale of U.S. Treasury securities;
- the purchase and sale of overnight investments;
- the purchase and sale of money market funds;
- hedging arrangements using:
  - interest rate swaps and Eurodollar contracts;
  - caps, floors and collars;
  - financial futures; and
  - options on any of the above; and
- the incurrence of indebtedness using:
  - repurchase agreements;
  - bank loans, up to an aggregate of $100 million; and
  - term repurchase agreements.

Initially, the loans held for investment are funded through warehouse facilities and repurchase agreements. We ultimately finance the loans that we retain in our portfolio through securitization transactions. Upon securitization, we expect that a vast majority of the resulting mortgage-backed securities will become eligible for inclusion in Category I.

The only subordinate classes of mortgage-backed securities that we will hold (Category III investments) are subordinate classes that result from securitizations of the mortgage loans in our portfolio. We do not seek to acquire subordinated mortgage-backed securities as investments but instead acquire them only in connection with our mortgage loan securitizations or in order to help us meet our asset tests as a REIT.

Our liabilities are primarily termed repurchase agreements with maturities ranging from one to twelve months. A significant risk to our operations, relating to our portfolio management, is the risk that interest rates on our assets will not adjust at the same times or amounts that rates on our liabilities adjust. Even though we have retained and invested in ARM loans, many of the hybrid ARM loans in our portfolio have fixed rates of interest for a period of time ranging from two to seven years. We use interest rate swaps to extend the duration of our liabilities to attempt to match the duration of our assets and we use termed repurchase agreements with laddered maturities to reduce the risk of a disruption in the repurchase market. Since we hold primarily ARM Assets rated AAA and agency securities (FHLMC or FNMA), we believe we are less susceptible to a disruption in the repurchase market as these types of securities have typically been eligible for repurchase market financing even when repurchase financing was not available for other classes of mortgage assets or asset backed bonds.

*Mortgage Lending (Discontinued Operation)*

The origination of mortgage loans through NYMC has a significant impact on our financial results in that:

- Loans we originate and sell generate gain on sale income at the TRS.
- Certain ARM loans may be held in portfolio rather than be sold, thus reducing current period gain on sale income.
- A majority of the Company's overhead is associated with the mortgage lending segment.
- Any early payment defaults and resulting loss in 2006 will come from our mortgage lending segment

Until March 31, 2007, through NYMC, we originated primarily first mortgages on one-to-four family dwellings through our retail loan production offices and supplemented this origination production through our internet channel (www.MortgageLine.com). On February 22, 2007 we closed an asset sale transaction with Tribeca Lending for our wholesale origination business, and as of that date, no longer originate loans in a wholesale capacity. As of March 31, 2007, we closed an asset sale transaction with Indymac for substantially all of the operating assets of the Company's mortgage lending business and as of that date exited the mortgage lending business.

The following table details the payment stream, loan purpose and documentation type of our mortgage loan originations for the year ended December 31, 2006:

**MORTGAGE LOAN ORIGINATION SUMMARY**
**For the fiscal year ended December 31, 2006**

| | Number of Loans | Dollar Value (in thousands) | % of Total |
|---|---|---|---|
| **Payment Stream** | | | |
| *Fixed Rate* | | | |
| FHA/VA | 477 | $ 78,899 | 3.1% |
| Conventional: | | | |
| Conforming | 5,942 | 1,044,537 | 41.1% |
| Conventional Jumbo | 505 | 318,346 | 12.5% |
| Total Fixed Rate | 6,924 | $ 1,441,782 | 56.7% |
| *ARMs* | | | |
| FHA/VA | 12 | $ 3,423 | 0.1% |
| Conventional | 3,386 | 1,098,798 | 43.2% |
| Total ARMs | 3,398 | 1,102,221 | 43.3% |
| Annual Total | 10,322 | $ 2,544,003 | 100.0% |
| **Loan Purpose** | | | |
| Conventional | 9,833 | $ 2,461,681 | 96.8% |
| FHA/VA | 489 | 82,322 | 3.2% |
| Total | 10,322 | $ 2,544,003 | 100.0% |
| **Documentation Type** | | | |
| Full Documentation | 5,317 | $ 1,265,453 | 49.7% |
| Stated Income | 2,167 | 610,235 | 24.0% |
| Stated Income/Stated Assets | 1,259 | 293,454 | 11.5% |
| No Documentation | 925 | 231,244 | 9.1% |
| No Ratio | 445 | 101,868 | 4.0% |
| Stated Assets | 15 | 2,329 | 0.1% |
| Other | 194 | 39,420 | 1.6% |
| Total | 10,322 | $ 2,544,003 | 100.00% |

*Retail Loan Origination*

Our loan origination strategy is predominantly retail, referral-based, mortgage banking. Our loan officers rely primarily on the various relationships they have established with their clientele, realtors, attorneys and others who routinely interact with those who may need mortgage financing. Retail loan origination allows us to provide a variety of attractive and innovative mortgage products at competitive rates. Unlike many banks and financial institutions which focus solely on loan products to retain in their portfolios, we offer a wide range of products — products that we have retained in the past and may retain in portfolio in the future, and products that we will sell to third parties if such loans do not meet our investment parameters.

Because we are predominately referral-based, our cost of sourcing potential retail clients, we believe, is less than an organization that relies heavily on concentrated broadcast, print or internet media advertising. By eliminating intermediaries between the borrower and us, we can both originate high quality mortgage loans for retention in our portfolio at attractive yields or offer loans that may be sold to third parties, while at the same time offering our customers a variety of mortgage products at competitive rates and fees.

On March 31, 2007, we closed an asset sale transaction with Indymac for substantially all of the operating assets of our retail mortgage lending business and as of that date we have exited the mortgage lending business.

*Wholesale Loan Origination*

Our wholesale lending strategy has historically been a small component of our loan origination operations. Our wholesale lending business was driven by a network of non-affiliated wholesale loan brokers and mortgage lenders who submitted loans to us. We maintained relationships with these wholesale brokers and, as with retail loan originations, underwrote, processed, and funded wholesale loans through our centralized facilities and processing systems. In order to further diversify our origination network, during 2005, we expanded our wholesale loan origination capacity with the creation of a division specifically for wholesale loan originations.

On February 22, 2007, we closed an asset sale transaction with Tribeca Lending for our wholesale origination business, and as of that date, no longer originate loans in a wholesale capacity.

*Correspondent Lending*

Until March 31, 2007, through our correspondent lending channels, from time to time we acquired bulk mortgage loan packages from Company-approved correspondent lenders. To date these purchases have been to supplement loans put into our securitizations. We reviewed our correspondents for the soundness of their in-house mortgage lending procedures and their ability to fulfill their representations and warranties to us. Generally, loans acquired from correspondents were originated according to the correspondents' product specifications and underwriting guidelines that we have approved and accepted.

A full loan collateral review of each loan file, was performed to assess note and mortgage documentation sufficiency and compliance, to verify product quality and compliance with our investment guidelines, we performed a full review of substantially all moderate to high credit risk loans.

*Underwriting*

Historically, NYMC's underwriting philosophy has been to underwrite loans according to the guidelines established by the available purchasers of its loans. However, the Company underwrites to its own guidelines select ARM loans it retains for its investment portfolio. We believe that proper underwriting for such loans was critical to managing the credit risk inherent in a loan portfolio.

Typically, mortgage underwriting guidelines provide a framework for determining whether a proposed mortgage loan to a potential borrower will be approved. The key points in this framework are the borrower's credit scores and other indications of the borrower's ability and willingness to repay the loan, such as the borrower's employment and income, the amount of the borrower's equity in and the value of the borrower's property securing the loan, the borrower's debt to income and other debt ratios, the loan to value ("LTV") of the loan, the amount of funds available to the borrower for closing and the borrower's post-closing liquidity.

Until March 31, 2007 when the Company exited the mortgage lending business, they Company followed the underwriting guidelines established by available purchasers with respect to the loans we intend to sell. Furthermore, for mortgage loans we have retained in the past, the Company followed a specific underwriting methodology based on the following philosophy — first evaluate the borrower's ability and willingness to repay the loan, and then evaluate the value of the property securing the loan. Our strategy has been to only retain mortgage loans that we believed had low risk of default and resultant loss. As underwriting basically seeks to predict future borrower payment patterns and ability based on the borrower's history and current financial information and the lender's ability to be made whole in the future through foreclosure in the event a default does occur, no assurance can be made that every loan originated or purchased will perform as anticipated. In March 2006, we ceased our practice of retaining loans originated by NYMC to hold in our portfolio and as of March 31, 2007 we exited the mortgage lending business.

The key aspects of our underwriting guidelines were as follows:

*Borrower*—In evaluating the borrower's ability and willingness to repay a loan, we reviewed and analyzed the following aspects of the borrower: credit score, income and its source, employment history, debt levels in revolving, installment and other mortgage loans, credit history and use of credit in the past, and finally the ability and/or willingness to provide verification for the above. Credit scores, credit history, use of credit in the past and information as to debt levels can be typically obtained from a third party credit report through a credit repository. Those sources were used in all cases, as available. In certain cases, borrowers had little or no credit history that can be tracked by one of the primary credit repositories. In these cases, the reason for the lack of history was considered and taken into account. In our experience, more than 95% of prospective borrowers have accessible credit histories. In other cases borrowers are not required, per the loan program, to provide proof of either their stated incomes and or stated assets as found on their mortgage applications. These loan types can make assessment of the borrower's credit profile more difficult.

*Property*—In evaluating a potential property to be used as collateral for a mortgage loan, we consider all of the following aspects of the property: the loan balance versus the property value, or LTV, the property type, how the property will be occupied (a primary residence, second home or investment property), if the property's apparent value is supported by recent sales of similar properties in the same or a nearby area, any unique characteristics of the property and our confidence in the above data and their sources.

*Other Considerations*—Other considerations that impact our decision regarding a borrower's loan application include the borrower's purpose in requesting the loan (purchase of a home as opposed to cashing equity out of the home through a refinancing for example), the loan type (adjustable-rate, including adjustment periods and loan life rate caps, or fixed-rate), and any items unique to a loan that we believe could affect credit performance.

In addition, we worked with nationally recognized providers of appraisal, credit, and title insurance. We oversaw the activities of these service providers through on-site visits, report monitoring, customer service surveys, post-closing quality control, and periodic direct participation and conversations with our customers. A significant amount of our settlement services were performed by in-house professionals. We maintained an extensive quality control review process that was contracted with a third party in order to verify that selected loans were properly underwritten, executed and documented. All loans retained in portfolio and a selection of other loans sold to third parties were reviewed for quality control.

*Our Loan Origination Financing Strategy*

We financed our loan originations utilizing warehouse agreements as well as other similar financing arrangements. The agreements are each renewable annually, but are not committed, meaning that the counterparties to the agreements may withdraw access to the credit facilities at any time.

*Warehouse Facilities*—Non-depository mortgage lenders, such as NYMC, typically rely on credit facilities for capital needed to fund new mortgage loans. These facilities are typically lines of credit or master repurchase agreements from other financial institutions that the mortgage banker can draw from in order to fund new mortgage loans. These facilities are referred to as warehouse lines or warehouse facilities.

Warehouse lines are typically collateralized loans made to mortgage bankers that in turn pledge the resulting loans to the warehouse lender. Third-party mortgage custodians, usually large banks, typically hold the mortgage loans, including the notes, mortgages and other important loan documentation, for the benefit of the mortgage lender who is deemed to own the loan and, if there is a default under the warehouse line, for the benefit of the warehouse lender.

As of December 31, 2006 we had a $250 million warehouse facility with Greenwich Capital Financial Products, Inc, a $200 million warehouse facility with Credit Suisse First Boston Mortgage Capital, LLC, and a $300 million master repurchase agreement with Deutsche Bank Structured Products, Inc. The Deutsche Bank facility became operational in January 2006 and has expired on March 26, 2007. The Greenwich Capital facility has expired as of February 4, 2007.

*Loan Servicing*

Loan servicing is the administration function of a mortgage loan whereby an entity collects monthly payments from a mortgage borrower and disburses those funds to the appropriate parties. The servicer has to account for all payments, maintain balances in certain accounts for each loan, maintain escrow accounts for real estate taxes and insurance, remit the correct amount of principal and interest monthly to the holder of the loan and handle foreclosures as required.

Any loans that we originated and retained for our portfolio have their servicing handled by Cenlar Federal Savings Bank ("Cenlar"), a wholesale bank specializing in mortgage sub-servicing nationwide. Under this arrangement, Cenlar acts as an intermediary between us and the borrower. It collects payments from borrowers, handles accounting and remittance of the payments, handles escrow accounts and does certain tax reporting. As our retained loans are securitized, Cenlar continues to service those loans and reports to the securities trustee or master servicer, as appropriate.

For a loan originated and sold to third parties, the servicing rights are sold upon the sale of the loan. We may choose to own in NYMC, for periods usually not more than 90 days, certain loans designated as held for sale to third parties in order to increase earnings. In these cases, we believe there is a large enough spread between the mortgage loan interest rate and the interest rate paid on the applicable warehouse line to make any additional risk in carrying those loans on our balance sheet worthwhile. In these cases, and during the interim period between the time we fund (and subsequently own) a loan and sell the loan to a third party, we service loans through Cenlar as well.

Loan servicing provided by Cenlar is provided on a private label basis, meaning that Cenlar employees will identify themselves as being our representatives and correspondence regarding loans is on our letterhead. The benefit to us of this arrangement is that we pay for loan services as we use them without a significant investment in personnel, systems and equipment. In addition, since Cenlar sub-services on our behalf and reports directly to us, we are quickly made aware of any customer wishing for an early payoff of their loan through refinancing or sale of their home. As a result, we can quickly respond to customer needs and make immediate efforts reestablishing customer contact in order to capture the potential payoff of a customer's loan with another loan product (potential refinancing, modification or new purchase mortgage) that suits their needs.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements. Forward looking statements are those which are not historical in nature. They can often be identified by their inclusion of words such as "will," "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions. Any projection of revenues, earnings or losses, capital expenditures, distributions, capital structure or other financial terms is a forward-looking statement. Certain statements regarding the following particularly are forward-looking in nature:

- our business strategy;
- the potential consummation of the disposition of each of our retail and wholesale mortgage lending businesses;
- our consideration of strategic options, including the possible sale or merger of NYMT or raising capital under a passive REIT business model;
- future performance, developments, market forecasts or projected dividends; and
- projected capital expenditures.

It is important to note that the description of our business in general and our investment in mortgage loans and mortgage-backed securities holdings in particular, is a statement about our operations as of a specific point in time. It is not meant to be construed as an investment policy, and the types of assets we hold, the amount of leverage we use, the liabilities we incur and other characteristics of our assets and liabilities are subject to reevaluation and change without notice.

Our forward-looking statements are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that might cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

- our proposed portfolio strategy may be changed or modified by our management without advance notice to stockholders, and that we may suffer losses as a result of such modifications or changes;
- risks associated with the availability of liquidity;
- risks associated with the use of leverage;
- risks associated with non-performing assets;
- interest rate mismatches between our mortgage-backed securities and our borrowings used to fund such purchases;
- changes in interest rates and mortgage prepayment rates;
- effects of interest rate caps on our adjustable-rate mortgage-backed securities;
- the degree to which our hedging strategies may or may not protect us from interest rate volatility;
- potential impacts of our leveraging policies on our net income and cash available for distribution;
- our board's ability to change our operating policies and strategies without notice to you or stockholder approval;
- the other important factors described in this Annual Report on Form 10-K, including those under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors," and "Quantitative and Qualitative Disclosures about Market Risk."

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking events might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. In addition, you should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Company's registration statement on Form S-3 (File No. 333-127400).

This Annual Report on Form 10-K contains market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

**Competition**

When we invest in mortgage-backed securities, mortgage loans and other investment assets, we compete with a variety of institutional investors, including other REITs, insurance companies, mutual funds, hedge funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets. As we seek to expand our business, we face a greater number of competitors, many of whom are well-established in the markets we seek to penetrate. Many of these investors have greater financial resources and access to lower costs of capital than we do. The existence of these competitive entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of mortgage assets, resulting in higher prices and lower yields on assets.

**Personnel**

As of December 31, 2006, we employed 616 people. Of this number, 327 were loan officers dedicated to originating loans.

As part of the sale of the wholesale lending business, Tribeca Lending hired approximately 62 employees.

Upon the sale of the retail mortgage lending platform and related assets to Indymac, substantially all retail mortgage lending related employees were hired by Indymac.

As of the completion of these two transactions, we will employ approximately 40 people.

## Certain Federal Income Tax Considerations and Our Status as a REIT

We have elected to be taxed as a REIT under the federal income tax laws. As such, we operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we distribute to our stockholders, but taxable income generated by NYMC, our taxable REIT subsidiary, is subject to regular corporate income tax. The benefit of REIT tax status is a tax treatment that avoids "double taxation," or taxation at both the corporate and stockholder levels, that generally applies to distributions by a corporation to its stockholders.

### *Summary Requirements for Qualification*

*Organizational Requirements*

A REIT is a corporation, trust, or association that meets each of the following requirements:

1) It is managed by one or more trustees or directors.

2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3) It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5) At least 100 persons are beneficial owners of its shares or ownership certificates.

6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8) It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

*Qualified REIT Subsidiaries.* A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

*Taxable REIT Subsidiaries.* A REIT is permitted to own up to 100% of the stock of one or more "taxable REIT subsidiaries," or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. We have elected for NYMC to be treated as a TRS. NYMC is subject to corporate income tax on its taxable income, which is its net income from loan originations and sales.

*Qualified REIT Assets*

On the last day of each calendar quarter, at least 75% of the value of our assets (which includes any assets held through a qualified REIT subsidiary) must consist of qualified REIT assets — primarily, real estate, mortgage loans secured by real estate, and certain mortgage-backed securities ("Qualified REIT Assets"), government securities, cash, and cash items. We believe that substantially all of our assets are and will continue to be Qualified REIT Assets. On the last day of each calendar quarter, of the assets not included in the foregoing 75% asset test, the value of securities that we hold issued by any one issuer may not exceed 5% in value of our total assets and we may not own more than 10% of the voting power or value of any one issuer's outstanding securities (with an exception for securities of a qualified REIT subsidiary or of a taxable REIT subsidiary). In addition, the aggregate value of our securities in taxable REIT subsidiaries cannot exceed 20% of our total assets. We monitor the purchase and holding of our assets for purposes of the above asset tests and seek to manage our portfolio to comply at all times with such tests.

We intend to limit substantially all of the assets that we acquire to Qualified REIT Assets. Our strategy to maintain REIT status may limit the type of assets, including hedging contracts and other assets that we otherwise might acquire.

We may from time to time hold, through one or more taxable REIT subsidiaries, assets that, if we held them directly, could generate income that would have an adverse effect on our qualification as a REIT or on certain classes of our stockholders.

*Gross Income Tests*

We must meet the following separate income-based tests each year:

1. The 75% Test. At least 75% of our gross income for the taxable year must be derived from Qualified REIT Assets. Such income includes interest (other than interest based in whole or in part on the income or profits of any person) on obligations secured by mortgages on real property, rents from real property, gain from the sale of Qualified REIT Assets, and qualified temporary investment income or interests in real property. The investments that we have made and intend to continue to make will give rise primarily to mortgage interest qualifying under the 75% income test.

2. The 95% Test. At least 95% of our gross income for the taxable year must be derived from the sources that are qualifying for purposes of the 75% test, and from dividends, interest or gains from the sale or disposition of stock or other assets that are not dealer property.

*Distributions*

We must distribute to our stockholders on a pro rata basis each year an amount equal to at least (i) 90% of our taxable income before deduction of dividends paid and excluding net capital gain, plus (ii) 90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, less (iii) any "excess non-cash income." We have made and intend to continue to make distributions to our stockholders in sufficient amounts to meet the distribution requirement for REIT qualification.

## Item 1A. Risk Factors

*An investment in our securities involves various risks. You should carefully consider the following risk factors and the various other factors identified in or incorporated by reference into any other documents filed by us with the Securities and Exchange Commission before making an investment decision involving our securities. The risks discussed herein can adversely affect our business, liquidity, operating results, prospects, and financial condition. This could cause the market price of our securities to decline and could cause you to lose all or part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, prospects, and financial condition.*

***Holding loans for sale or securitization requires a significant amount of cash or warehouse facility capacity which if not available, could cause our business and financial performance to be significantly harmed.***

By holding loans pending sale or securitization, we may also require cash in the event our warehouse facilities elect to not fund the entire principal balance of our loans, or if our loans are financed past the permitted term under our warehouse lines, or decline in value, we may need cash to reduce our borrowings under the warehouse facilities to the permitted level. We also need cash to fund or satisfy, as the case may be, our working capital, financial covenants in our warehouse facilities and other needs. We finance the majority of the loans we hold for sale or securitization by borrowing from our warehouse facilities and pledging the loans made as collateral. If the value of the loans we pledge as collateral declines, we may need cash to offset any decline in value.

Our primary sources of cash consist of:

- borrowings, including under our warehouse facilities;
- our net interest income;
- the proceeds from the sale of our loans; and
- net proceeds from the sale of our securities.

It is possible that our warehouse lenders could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, our lenders may be required to increase significantly the cost of the lines of credit that they provide to us.

As of December 31, 2006, we financed substantially all of our loan originations through warehouse facilities. Each of these facilities may be terminated by the lender upon an event of default, subject in some cases to cure periods. As of December 31, 2006, the aggregate balance outstanding under these facilities was approximately $173.0 million. As of April 1, 2007, we have exited the mortgage lending business and accordingly have terminated two of our three warehouse facilities. If we are not able to renew this remaining warehouse facility or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under this facility, we may not be able to continue to finance mortgage loans held for sale, which would have a material adverse effect on our business, financial condition, liquidity and results of operations. During the year ended December 31, 2006, we determined that we were not in compliance with certain of these financial covenants (primarily profitability and total net worth covenants). We received waivers from all lenders concerning such non-compliance. If we fail to comply with financial covenants in any of our warehouse facility in the future and are not able to cure the non-compliance or obtain the necessary waivers, this facility may be terminated by the lender.

We generally fund less than 100% of a loan balance with warehouse debt, requiring us to invest cash to the extent the originated balance is not funded by the warehouse facility. This funding shortfall ranges from 0% to 2% on loans financed under warehouse facilities. The longer loans remain funded by a warehouse facility the more our warehouse lenders require us to advance against the loans. In addition, our warehouse lenders will require us to have on deposit a cash margin against funded loans based upon the loan's estimated market value.

The market for any senior or subordinate securities we issue through securitizations could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our loans subject to the securities. In addition, our operating cash flow could be reduced if we sell more loans at a discount than at a premium or at lower premiums. Cash flows from principal repayments could be reduced should prepayments slow or should credit quality trends deteriorate (in the latter case since, for certain of our assets, credit tests must be met for us to receive cash flows).

In the event that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. Adverse cash flow could threaten our continued ability to satisfy the income and asset tests necessary to maintain our status as a REIT or our solvency.

## Risks Related to Our Business and Our Company

***Our common stock could be delisted by the New York Stock Exchange if we do not comply with its continued listing standards.***

Our common stock is listed on the New York Stock Exchange, or NYSE. Under the NYSE's current listing standards, we are required to have market capitalization or shareholders' equity of more than $25 million in order to maintain compliance with continued listing standards. As of March 28, 2007, our market capitalization was approximately $42.7 million. We cannot assure you that we can continue to comply with the listing procedures and that the NYSE will maintain our listing in the future. In the event that our common stock is delisted by the NYSE, or if it becomes apparent to us that we will be unable to meet the NYSE's continued listing criteria in the foreseeable future, we will seek to have our stock listed or quoted on another national securities exchange or quotation system. However, we cannot assure you that, if our common stock is listed or quoted on such other exchange or system, the market for our common stock will be as liquid as it has been on the NYSE. As a result, if we are delisted by the NYSE or transfer our listing to another exchange or quotation system, the market price for our common stock may become more volatile than it has been historically.

Delisting of our common stock would likely cause a reduction in the liquidity of an investment in our common stock. Delisting also could reduce the ability of holders of our common stock to purchase or sell our securities as quickly and inexpensively as they would have been able to do had our common stock remained listed. This lack of liquidity also could make it more difficult for us to raise capital in the future.

***We may experience a decline in the market value of our assets.***

The market value of the interest-bearing assets that we have acquired and intend to continue to acquire, most notably mortgage-backed securities and originated or purchased residential mortgage loans and any related hedging instruments, may move inversely with changes in interest rates. We anticipate that increases in interest rates will tend to decrease our net income. A decline in the market value of our investments may limit our ability to borrow or result in lenders requiring additional collateral or initiating margin calls under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If such sales are made at prices lower than the amortized costs of such investments, we will incur losses. A default under our repurchase agreements could also result in the liquidation of the underlying investments used as collateral and result in a loss equal to the difference between the value of the collateral and the amount owed under our repurchase agreements.

***If we are unable to leverage our equity to the extent we currently anticipate, the returns on our portfolio could be diminished, which may limit or eliminate our ability to make distributions to our stockholders.***

If we are limited in our ability to leverage our assets, the returns on our portfolio may be harmed. A key element of our strategy is our use of leverage to increase the size of our portfolio in an attempt to enhance our returns. As of December 31, 2006, our leverage ratio, defined as total financing facilities less subordinated debentures outstanding divided by total stockholders' equity plus subordinated debentures at December 31, 2006 was 10 to 1. Our repurchase agreements are not currently committed facilities, meaning that the counterparties to these agreements may at any time choose to restrict or eliminate our future access to the facilities and we have no other committed credit facilities through which we may leverage our equity. If we are unable to leverage our equity to the extent we currently anticipate, the returns on our portfolio could be diminished, which may limit or eliminate our ability to make distributions to our stockholders.

***We currently leverage our equity, which will exacerbate any losses we incur on our current and future investments and may reduce cash available for distribution to our stockholders.***

We currently leverage our equity through borrowings, generally through the use of repurchase agreements, bank credit facilities, securitizations, including the issuance of collateralized debt securities, which are obligations issued in multiple classes secured by an underlying portfolio of securities, and other borrowings. The amount of leverage we incur varies depending on our ability to obtain credit facilities and our lenders' estimates of the value of our portfolio's cash flow. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets we hold in our portfolio. Further, the leverage on our equity may exacerbate any losses we incur.

Our debt service payments will reduce the net income available for distributions to our stockholders. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We currently leverage through repurchase agreements. A decrease in the value of the assets may lead to margin calls which we will have to satisfy. While we have experienced normal course of business margin calls primarily related to the changing interest rate environment, significant decreases in asset valuation could lead to increased margin calls. We may not have the funds available to satisfy any such margin calls. We have a target overall leverage amount of 8 to 12 times our equity, but there is no established limitation, other than may be required by our financing arrangements, on our leverage ratio or on the aggregate amount of our borrowings.

***Interest rate fluctuations may cause losses.***

We believe our primary interest rate exposure relates to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the interest rate swaps and caps that we utilize for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we incur in financing these assets. Changes in the level of interest rates also can affect our ability to acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets would not change as rapidly. This would adversely affect our profitability.

Our operating results depend in large part on differences between income received from our assets, net of credit losses, and our financing costs. We anticipate that in most cases, for any period during which our assets are not match-funded, the income from such assets will adjust more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. We anticipate that increases in interest rates will tend to decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to our stockholders.

***We have a limited operating history with respect to securitizing mortgage loans or managing a portfolio of mortgage securities and we may not be able to complete loan securitizations in the future on favorable terms, or at all, the result of which would have a material adverse effect on our results of operations and limit our ability to make cash available for distribution to our stockholders.***

Historically, NYMC's business has consisted of the origination and sale of mortgage loans of all types, with a particular focus on prime adjustable- and fixed-rate, first lien, residential purchase mortgage loans. Our strategy includes building a leveraged portfolio of residential mortgage loans comprised of prime adjustable-rate mortgage loans, including hybrid adjustable-rate loans that have an initial fixed-rate period, and other qualifying loans or securities. We have a limited history with respect to securitizing mortgage loans or managing a portfolio of mortgage securities, having completed just four securitizations and having managed an investment portfolio of mortgages and mortgage securities commencing only after the completion of our initial public offering in June 2004. Our ability to complete securitizations in the future on favorable terms will depend upon a number of factors, including the experience and ability of our management team, conditions in the securities markets generally, conditions in the mortgage-backed securities market specifically, the performance of our portfolio of securitized loans and our ability to obtain leverage. In addition, poor performance of any pool of loans we do securitize could increase the expense of any subsequent securitization we bring to market. Accordingly, a decline in the securitization market or a change in the market's demand for our shares of common stock could have a material adverse effect on our results of operations, financial condition and business prospects. If we are unable to securitize efficiently the adjustable-rate and hybrid mortgage loans that we acquire, then our revenues for the duration of our investment in those loans would decline, which would lower our earnings for the time the loans remain in our portfolio. We cannot assure you that we will be able to complete loan securitizations in the future on favorable terms, or at all.

***Excessive supply of or reduced demand for mortgage-backed securities in the market for these securities may cause the market to require a higher yield on our mortgage-backed securities and thereby cause a decline in the value of our portfolio.***

The mortgage-backed securities we own, or will own, are also subject to spread risk. The majority of these securities are, or will be, adjustable-rate securities valued based on a market credit spread to U.S. Treasury security yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio will tend to decline. Conversely, if the spread used to value such securities were to decrease or tighten, the value of our securities portfolio will tend to increase. Such changes in the market value of our portfolio could adversely affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital, all of which could adversely affect our results of operations and ability to make cash distributions to our stockholders.

In addition, upward shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would generally cause investors to demand a higher yield on our mortgage-backed securities. Such events would affect our portfolio, financial position and results of operations in a manner similar to those described above.

***Loan prepayment rates may increase, adversely affecting yields on our planned investments.***

The value of the assets we have acquired and intend to continue to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of acquisition of certain investments.

***Our hedging transactions may limit our gains or result in losses.***

We use derivatives, primarily interest rate swaps and caps, to hedge our liabilities and this has certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to our stockholders and that such losses may exceed the amount invested in such instruments. Our board of directors has adopted a general policy with respect to the use of derivatives, and which generally allows us to use derivatives when we deem appropriate for risk management purposes, but does not set forth specific guidelines. To the extent consistent with maintaining our status as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

***The mortgage loans we typically invest in and the mortgage loans underlying the mortgage-backed securities we typically invest in are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.***

Residential mortgage loans are secured by residential properties and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower, but also may be affected by property location and condition, competition and demand for comparable properties, changes in zoning laws, environmental contamination, changes in national, regional or local economic conditions, declines in regional or local real estate values, increases in interest rates, real estate tax rates, changes in governmental rules and regulations and acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process. The occurrence of an event of default or foreclosure could have a material adverse effect on our cash flow from operations and could limit the amount we have available for payment of our debt obligations and distribution to our stockholders. In addition, residential mortgage-backed securities evidence interests in or are secured by pools of residential mortgage loans. Accordingly, the mortgage-backed securities we typically invest in are subject to all of the risks of the underlying mortgage loans.

***Our directors have approved broad investment guidelines for us and do not approve each investment we make.***

Our board of directors has given us substantial discretion to invest in accordance with our broad investment guidelines. Our board of directors periodically reviews our investment guidelines and our portfolio. However, our board of directors does not review each proposed investment. In addition, in conducting periodic reviews, our directors rely primarily on information provided to them by our executive officers. Furthermore, transactions entered into by us may be difficult or impossible to unwind by the time they are reviewed by our directors. We have substantial discretion within our broad investment guidelines in determining the types of assets we may decide are proper investments for us.

***We may be required to repurchase mortgage loans that we have sold or to indemnify holders of our mortgage-backed securities.***

If any of the mortgage loans that we originated and sold, or that we pledge or pledged to secure mortgage-backed securities that we issue in our securitizations, do not comply with the representations and warranties that we make about the characteristics of the loans, the borrowers and the properties securing the loans, we may be required to repurchase those loans in the case of the loans that we have sold, or replace them with substitute loans or cash in the case of securitized loans. If this occurs, we may have to bear any associated losses directly. In addition, in the case of loans that we have sold, we may be required to indemnify the purchasers of such loans for losses or expenses incurred as a result of a breach of a representation or warranty made by us. Repurchased loans typically require an allocation of working capital to carry on our books, and our ability to borrow against such assets is limited, which could limit the amount by which we can leverage our equity. Any significant repurchases or indemnification payments could significantly harm our cash flow and results of operations and limit our ability to make distributions to our stockholders.

## Risks Related to Our Company, Structure and Change in Control Provisions

***Our executive officers have agreements that provide them with benefits in the event their employment is terminated following a change in control.***

We have entered into agreements with the members of our senior management team, Messrs. Akre, Mumma and Howe that provides them with severance benefits if their employment ends under specified circumstances following a change in control. These benefits could increase the cost to a potential acquirer of us and thereby prevent or discourage a change in control that might involve a premium price for your shares or otherwise be in your best interest.

***The stock ownership limit imposed by our charter may inhibit market activity in our common stock and may restrict our business combination opportunities.***

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the issued and outstanding shares of our capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year (other than our first year as a REIT). Attribution rules in the Internal Revenue Code apply to determine if any individual or entity actually or constructively owns our capital stock for purposes of this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of each taxable year (other than our first year as a REIT). To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provides that, unless exempted by our board of directors, no person other than Mr. Schnall may own more than 9.4% in value of the outstanding shares of our capital stock. Our charter provides that Mr. Schnall may own up to 12.0% of our outstanding common stock. Our board of directors may grant an exemption from that ownership limit in its sole discretion, subject to such conditions, representations and undertakings as it may determine. This ownership limit could delay or prevent a transaction or a change in control of our company under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then current market price for our common stock or would otherwise be in the best interests of our stockholders.

***Certain provisions of Maryland law and our charter and bylaws could hinder, delay or prevent a change in control which could have an adverse effect on the value of our securities.***

Certain provisions of Maryland law, our charter and our bylaws may have the effect of delaying, deferring or preventing transactions that involve an actual or threatened change in control. These provisions include the following, among others:

- our charter provides that, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed with or without cause only by the affirmative vote of holders of at least two-thirds of all votes entitled to be cast by our stockholders generally in the election of directors;
- our bylaws provide that only our board of directors shall have the authority to amend our bylaws;
- under our charter, our board of directors has authority to issue preferred stock from time to time, in one or more series and to establish the terms, preferences;
- and rights of any such series, all without the approval of our stockholders;
- the Maryland Business Combination Act; and
- the Maryland Control Share Acquisition Act.

Although our board of directors has adopted a resolution exempting us from application of the Maryland Business Combination Act and our bylaws provide that we are not subject to the Maryland Control Share Acquisition Act, our board of directors may elect to make the "business combination" statute and "control share" statute applicable to us at any time and may do so without stockholder approval.

***Maintenance of our Investment Company Act exemption imposes limits on our operations.***

We have conducted and intend to continue to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. We believe that there are a number of exemptions under the Investment Company Act that are applicable to us. To maintain the exemption, the assets that we acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either (a) to change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could have an adverse effect on our operations and the market price for our securities.

## Tax Risks Related to Our Business and Structure

***Failure to qualify as a REIT would adversely affect our operations and ability to make distributions.***

We have operated and intend to continue to operate so to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of our distributions to our stockholders.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, if we do not qualify for certain statutory relief provisions we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability, and we would no longer be required to make distributions to stockholders. Additionally, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

***REIT distribution requirements could adversely affect our liquidity.***

In order to qualify as a REIT, we generally are required each year to distribute to our stockholders at least 90% of our REIT taxable income, excluding any net capital gain. To the extent that we distribute at least 90%, but less than 100% of our REIT taxable income, we will be subject to corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary REIT income for that year, (ii) 95% of our REIT capital gain net income for that year, and (iii) 100% of our undistributed REIT taxable income from prior years.

We have made and intend to continue to make distributions to our stockholders to comply with the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or to borrow funds on a short-term basis to meet the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax.

Certain of our assets may generate substantial mismatches between REIT taxable income and available cash. Such assets could include mortgage-backed securities we hold that have been issued at a discount and require the accrual of taxable income in advance of the receipt of cash. As a result, our taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income could cause us to:

- sell assets in adverse market conditions,
- borrow on unfavorable terms or
- distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt

in order to comply with the REIT distribution requirements.

Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments generally through borrowings from financial institutions, along with securitization financings. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

***Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations.***

The maximum U.S. federal income tax rate for dividends payable to domestic shareholders that are individuals, trust and estates is 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rate applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

## Risks Related to an Investment in Our Common Stock

***Our common stock trades in a limited market which could hinder your ability to sell our common stock.***

Our equity market capitalization places us at the low end of market capitalization among all public REITs. Our common stock experiences limited trading volume, and many investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. This illiquidity could have an adverse effect on the market price of our common stock. A substantial sale, or series of sales, of our common stock could have a material adverse effect on the market price of our common stock.

***The market price and trading volume of our common stock may be volatile.***

The market price of our common stock may become highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could result in fluctuations in the price or trading volume of our common stock include, among other things: actual or anticipated changes in our current or future financial performance; changes in market interest rates and general market and economic conditions. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

### Item 1B. Unresolved Staff Comments

None.

### Item 2. Properties

As of March 31, 2007, our principal executive and administrative offices are located at 1301 Avenue of the Americas, 7th floor, New York, New York 10019. On November 13, 2006, we entered into an Assignment and Assumption of Sublease with Lehman Brothers Holdings Inc. ("Lehman"). Under the agreement, we assigned the sublease for this space to Lehman. We intend to relocate our corporate headquarters to a smaller facility at a location that is yet to be determined.

Until March 31, 2007 we also operated retail loan origination sales offices at 47 (25 branches and 22 branch satellite) locations in 14 states. All of our facilities were leased. The aggregate annual rent for these locations was approximately $4.8 million. Upon consummation of the sale of our retail mortgage origination platform assets to Indymac, we assigned substantially all of the leases for the branch offices to Indymac.

Further details of our facilities are as follows:

| Location | Business Activity | Business Segment |
|---|---|---|
| New York City | Corporate Headquarters and Mortgage Origination | Mortgage Portfolio Management and Mortgage Lending |
| Bridgewater, New Jersey(1) | Wholesale Lending | Mortgage Lending |
| Various-47 locations in 14 states(2) | Retail Mortgage Origination | Mortgage Lending |

(1) This lease was assigned to and assumed by Tribeca Lending effective February 22, 2007 in connection with the sale of the wholesale mortgage origination platform described further in note 22 of the consolidated financial statements.

(2) Substantially all of these leases were assigned and assumed by Indymac effective March 31, 2007 in connection with the sale of substantially all of the operating assets of our retail mortgage lending platform described further in note 22 of the consolidated financial statements.

### Item 3. Legal Proceedings

The Company is at times subject to various legal proceedings arising in the ordinary course of business. The Company does not believe that any of its current legal proceedings, individually or in the aggregate, will have a material adverse effect on its operations or financial condition.

### Item 4. Submission of Matters to a Vote of Security Holders

None.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the trading symbol "NTR". As of March 15, 2007, we had 18,077,880 shares of common stock outstanding, and as of March 5, 2007, there were 87 holders of record. This figure does not reflect the beneficial ownership of shares held in nominee name.

The following table sets forth, for the periods indicated, the high, low and quarter end closing sales prices per share of our common stock on the NYSE and the cash dividends paid or payable per share of common stock.

| | Common Stock Prices | | | Cash Dividends | | |
|---|---|---|---|---|---|---|
| | High | Low | Close | Declared | Paid or Payable | Amount per Share |
| **Year Ended December 31, 2006** | | | | | | |
| Fourth quarter | $ 4.04 | $ 2.60 | $ 3.05 | 12/18/06 | 1/26/07 | $ 0.05 |
| Third quarter | 4.85 | 3.65 | 3.86 | 9/18/06 | 10/26/06 | 0.14 |
| Second quarter | 5.56 | 3.80 | 4.00 | 6/15/06 | 7/26/06 | 0.14 |
| First quarter | 6.88 | 4.15 | 5.40 | 3/6/06 | 4/26/06 | 0.14 |

| | Common Stock Prices | | | Cash Dividends | | |
|---|---|---|---|---|---|---|
| | High | Low | Close | Declared | Paid or Payable | Amount per Share |
| **Year Ended December 31, 2005** | | | | | | |
| Fourth quarter | $ 7.50 | $ 5.51 | $ 6.62 | 12/09/05 | 1/26/06 | $ 0.21 |
| Third quarter | 9.20 | 7.00 | 7.47 | 9/26/05 | 10/26/05 | 0.21 |
| Second quarter | 10.23 | 9.04 | 9.07 | 6/02/05 | 07/26/05 | 0.25 |
| First quarter | 11.30 | 9.90 | 10.22 | 03/11/05 | 04/26/05 | 0.25 |

In order to qualify for the tax benefits accorded to a REIT under the Code, we intend to pay quarterly dividends such that all or substantially all of our taxable income each year (subject to certain adjustments) is distributed to our stockholders. All of the distributions that we make will be at the discretion of our Board of Directors and will depend on our earnings and financial condition, maintenance of REIT status and any other factors that the Board of Directors deems relevant.

During 2006, taxable dividend distributions for the Company's common stock were $0.63 per share. The Company's common stock is currently listed under the CUSIP #649604-10-5 and trades under the NYSE ticker symbol NTR. For tax reporting purposes, the 2006 taxable dividend distributions will be classified as follows: $0.02401 as ordinary income and $0.60599 as a return of capital. The following table contains this information on a quarterly basis.

| Declaration Date | Record Date | Payment Date | Cash Distribution Per Share | Income Dividends | Short-term Capital Gain | Total Taxable Ordinary Dividend | Return of Capital |
|---|---|---|---|---|---|---|---|
| 12/09/05 | 1/6/06 | 1/26/06 | $ 0.21 | $ 0.00000 | $ 0.00000 | $ 0.00000 | $ 0.21000 |
| 3/6/06 | 4/6/06 | 4/26/06 | $ 0.14 | $ 0.00000 | $ 0.00000 | $ 0.00000 | $ 0.14000 |
| 6/15/06 | 7/6/06 | 7/26/06 | $ 0.14 | $ 0.00000 | $ 0.02401 | $ 0.02401 | $ 0.11599 |
| 9/18/06 | 10/6/06 | 10/26/06 | $ 0.14 | $ 0.00000 | $ 0.00000 | $ 0.00000 | $ 0.14000 |
| Total 2006 Cash Distributions | | | $ 0.63 | $ 0.00000 | $ 0.02401 | $ 0.02401 | $ 0.60599 |

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended December 31, 2006 the Company purchased and retired a total of 67,000 shares of its common stock in open market transactions as part of the share repurchase program announced on November 10, 2005.

The shares were repurchased though a broker on the open-market. The plan, funded from available capital, provides that the Company, at management's discretion, is authorized to repurchase shares of Company common stock from time to time, in the open market or through privately negotiated transactions through December 31, 2015. The plan may be temporarily or permanently suspended or discontinued at any time. The Company has not repurchased any shares since March 2006.

| Period | Total Number of Shares Purchased as Part of Publicly Announced Plan | Average Price Paid Per Share | Maximum Number of Shares that May yet be Purchased Under Plan |
|---|---|---|---|
| 1/1/06 to 1/31/06 | ¾ | ¾ | 10,000,000 |
| 2/1/06 to 2/28/06 | ¾ | ¾ | 10,000,000 |
| 3/1/06 to 3/31/06 | 67,000 | $ 4.43 | 9,933,000 |
| Total/Weighted Avg. | 67,000 | $ 4.43 | 9,933,000 |

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table sets forth information as of December 31, 2006 with respect to compensation plans under which equity securities of the Company are authorized for issuance. The Company has no such plans that were not approved by security holders.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | 466,500 | $ 9.52 | 878,496 |

**Performance Graph**

**COMPARISON OF 30 MONTH CUMULATIVE TOTAL RETURN***

Among New York Mortgage Trust, Inc., The NYSE Composite Index
And The NAREIT Mortgage Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
6/04
12/04
12/05
12/06
New York Mortgage Trust, Inc.
NYSE Composite
NAREIT Mortgage


* $100 invested on 6/24/04 in stock or on 5/31/04 in index-including reinvestment of dividends.
Fiscal year ending December 31.

The foregoing graph and chart shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under those acts.

**Item 6. Selected Financial Data**

The following selected consolidated financial data is derived from our audited consolidated financial statements and the notes thereto for the periods presented and should be read in conjunction with the more detailed information therein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report. Operating results are not necessarily indicative of future performance.

In connection with the sale of the Company's wholesale mortgage origination platform assets on February 22, 2007 and the sale of its retail mortgage origination platform assets on March 31, 2007, we are required to classify our Mortgage Lending segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 (see note 12 in the notes to our consolidated financial statements). In connection with this reclassification, we have presented selected financial data below in two different formats. Table 1 provides summary level data for the continuing and discontinued business segments of our company (after giving effect to the reclassification of the Mortgage Lending segment). Table 2 provides selected financial data in greater detail in a form of presentation that is consistent with our prior disclosures under this Item 6.

The selected financial data as of and for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, include the operations of NYMT and its consolidated subsidiaries. Included in the selected financial data for the year ended December 31, 2004 are the results of NYMT for the period beginning June 29, 2004 (the closing date of our IPO) and NYMC for the year-to-date period beginning January 1, 2004. Prior to our IPO, NYMT had no operations and, as a result, for all years prior to 2004, the financial data presented is for NYMC only.

**Table 1:**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (Dollar amounts in thousands, except per share data) | | | | |
| **Operating Data:** | | | | | |
| *Revenues:* | | | | | |
| Net interest income | $ 4,784 | $ 12,873 | $ 7,924 | $ — | $ — |
| Income from continuing operations | 2,166 | 3,322 | 6,899 | — | — |
| (Loss)/income from discontinued operation-net of tax | (17,197) | (8,662) | (1,952) | 13,726 | 3,750 |
| Net (loss)/income | (15,031) | (5,340) | 4,947 | 13,726 | 3,750 |
| Basic (loss)/income per share EPS | (0.83) | (0.30) | 0.28 | — | — |
| Total assets continuing operations | 1,107,983 | 1,542,422 | 1,413,729 | — | — |
| Total assets discontinued operation | 214,925 | 248,871 | 201,034 | 110,081 | 83,004 |
| Total liabilities continuing operations | 1,063,349 | 1,458,410 | 1,306,185 | — | — |
| Total liabilities discontinued operation | $ 137,987 | $ 231,925 | $ 189,095 | $ 90,425 | $ 73,016 |

**Table 2:**

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| | For the Year Ended December 31, (Dollar amounts in thousands, except per share data) | | | | |
| **Operating Data:** | | | | | |
| *Revenues:* | | | | | |
| Interest income | $ 81,247 | $ 77,476 | $ 27,299 | $ 7,609 | $ 2,986 |
| Interest expense | 72,940 | 60,104 | 16,013 | 3,266 | 1,673 |
| Net Interest Income | 8,307 | 17,372 | 11,286 | 4,343 | 1,313 |
| Gains on sales of mortgage loans | 17,987 | 26,783 | 20,835 | 23,031 | 9,858 |
| Brokered loan fees | 10,937 | 9,991 | 6,895 | 6,683 | 5,241 |
| (Loss)/gain on sale of securities and related hedges | (529) | 2,207 | 774 | — | — |
| Loss on sale of current period securitized loans | (747) | — | — | — | — |
| Loan/impairment loss on investment securities | (8,285) | (7,440) | — | — | — |
| Miscellaneous | 453 | 232 | 227 | 45 | 15 |
| Total other income | 19,816 | 31,773 | 28,731 | 29,759 | 15,114 |
| *Expenses:* | | | | | |
| Salaries and benefits | 22,425 | 30,979 | 17,118 | 9,247 | 5,788 |
| Brokered loan expenses | 8,277 | 7,543 | 5,276 | 3,734 | 2,992 |
| General and administrative expenses | 20,946 | 24,512 | 13,935 | 7,395 | 3,897 |
| Total expenses | 51,648 | 63,034 | 36,329 | 20,376 | 12,677 |
| (Loss)/income before income tax benefit | (23,525) | (13,889) | 3,688 | 13,726 | 3,750 |
| Income tax benefit | 8,494 | 8,549 | 1,259 | — | — |
| Net (loss)/income | $ (15,031) | $ (5,340) | $ 4,947 | $ 13,726 | $ 3,750 |
| Basic (loss)/income per share | $ (0.83) | $ (0.30) | $ 0.28 | — | — |
| Diluted (loss)/income per share | $ (0.83) | $ (0.30) | $ 0.27 | — | — |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 969 | $ 9,056 | $ 7,613 | $ 4,047 | $ 2,746 |
| Mortgage loans held in securitization trusts or held for investment | 588,160 | 780,670 | 190,153 | — | — |
| Investment securities available for sale | 488,962 | 716,482 | 1,204,745 | — | — |
| Mortgage loans held for sale | 106,900 | 108,271 | 85,385 | 36,169 | 34,039 |
| Due from loan purchasers and escrow deposits pending loan closings | 88,351 | 123,247 | 96,140 | 58,862 | 40,621 |
| Total assets | 1,322,908 | 1,791,293 | 1,614,762 | 110,081 | 83,004 |
| Financing arrangements | 988,285 | 1,391,685 | 1,470,596 | 90,425 | 73,016 |
| Collateralized debt obligations | 197,447 | 228,226 | — | — | — |
| Subordinated debentures | 45,000 | 45,000 | — | — | — |
| Subordinated notes due to members | — | — | — | 14,707 | — |
| Total liabilities | 1,251,336 | 1,690,335 | 1,495,280 | 110,555 | 76,504 |
| Equity/(deficit) | $ 71,572 | $ 100,958 | $ 119,482 | $ (474) | $ 6,500 |
| **Investment Portfolio Data:** | | | | | |
| Average yield on investment portfolio | 5.10% | 4.05% | 3.90% | — | — |
| Net duration of interest earning assets to liabilities | 0.52 yrs | 0.91 yrs | 0.42 yrs | — | — |
| **Originations Data:** | | | | | |
| Purchase originations | $1,483,966 | $1,985,651 | $1,089,499 | $ 803,446 | $469,404 |
| Refinancing originations | 1,060,037 | 1,451,720 | 756,006 | 796,879 | 407,827 |
| Total originations | $2,544,003 | $3,437,371 | $1,845,505 | $1,600,325 | $877,231 |
| Fixed-rate originations | $1,441,782 | $1,562,151 | $ 878,749 | $ 890,172 | $518,382 |
| Adjustable-rate originations | 1,102,221 | 1,875,220 | 966,756 | 710,153 | 358,849 |
| Total originations | $2,544,003 | $3,437,371 | $1,845,505 | $1,600,325 | $877,231 |
| Total mortgage sales | $1,841,012 | $2,875,288 | $1,435,340 | $1,234,848 | $633,223 |
| Brokered originations | 702,991 | 562,083 | 410,165 | 365,477 | 244,008 |
| Total originations | $2,544,003 | $3,437,371 | $1,845,505 | $1,600,325 | $877,231 |

**Table 2 (continued):**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollar amounts in thousands, except per share data) | | | | |
| **Originated Mortgage Loans Retained for Investment:** | | | | | |
| Par amount | $ 69.7 | $ 555.2 | $ 95.1 | n/a | n/a |
| Weighted average middle credit score | 738 | 734 | 743 | n/a | n/a |
| Weighted average LTV | 68.02% | 69.62% | 66.58% | n/a | n/a |
| **Mortgage Loans Sold:** | | | | | |
| Weighted average whole loan sales price over par – all mortgage loans sold | 1.45% | 1.52% | 2.02% | 1.75% | 1.52% |
| Weighted average middle credit score all mortgage loans sold | 707 | 696 | 703 | 719 | 716 |
| Weighted average LTV non-FHA(1) | 73.38% | 74.58% | 71.95% | 68.47% | 67.23% |
| Weighted average LTV FHA(1) | 93.31% | 92.76% | 92.12% | 88.82% | 91.78% |
| Weighted average LTV all mortgage loans sold | 74.53% | 76.65% | 75.88% | 68.67% | 67.42% |
| **Operational/Performance Data:** | | | | | |
| Salaries, general and administrative expense as a percentage of total loans originated | 1.70% | 1.61% | 1.68% | 1.04% | 1.10% |
| Number of states licensed in or exempt from licensing at period end | 44 | 43 | 40 | 15 | 13 |
| Number of locations at period end | 47 | 54 | 66 | 15 | 13 |
| Number of employees at period end | 616 | 802 | 782 | 335 | 184 |
| Dividends declared per common share | $ 0.47 | $ 0.92 | $ 0.40 | — | — |

(1) Beginning near the end of the first quarter of 2004, our volume of FHA loans increased; prior to such time the volume of FHA loan originations was immaterial. Generally, FHA loans have lower average balances and FICO scores which are reflected in the statistics above. All FHA loans are currently and will be in the future sold or brokered to third parties.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### General

New York Mortgage Trust, Inc. ("NYMT," the "Company," "we," "our" and "us") is a self-advised residential mortgage finance company that acquires, retains and securitizes mortgage loans and mortgage-backed securities. Until March 31, 2007, the Company through its wholly-owned subsidiary, its taxable REIT subsidiary ("TRS"), The New York Mortgage Company, LLC ("NYMC"), was a residential mortgage banking company that originated a wide range of mortgage loans, with a particular focus on prime adjustable- and fixed-rate, first lien, residential purchase mortgage loans. The discontinued operation also originated residential mortgage loans as a broker for the purpose of obtaining broker fee income.

***Recent Events – Sale of Mortgage Lending Business and Change in Our Business Strategy***

On February 7, 2007, we announced that, as a part of our previously announced exploration of strategic alternatives for the Company, we had entered into a definitive agreement to sell substantially all of the retail mortgage lending platform of NYMC to IndyMac Bank, F.S.B., ("Indymac"), a wholly owned subsidiary of Indymac Bancorp, Inc, for an estimated purchase price of $13.5 million in cash and the assumption of certain of our liabilities by Indymac. On March 31, 2007, Indymac purchased substantially all of the operating assets related to NYMC's retail mortgage lending platform, including, among other things, assuming leases held by NYMC for approximately 20 full service and approximately 10 satellite retail mortgage lending offices (excluding the lease for the Company's corporate headquarters, which is being assigned, as previously announced, under a separate agreement to Lehman Brothers Holding, Inc.), the tangible personal property located in those approximately 30 retail mortgage banking offices, NYMC's pipeline of residential mortgage loan applications (the "Pipeline Loans"), escrowed deposits related to the Pipeline Loans, customer lists and intellectual property and information technology systems used by NYMC in the conduct of its retail mortgage banking platform. Indymac assumed the obligations of

NYMC under the Pipeline Loans and substantially all of NYMC's liabilities under the purchased contracts and purchased assets arising after the closing date. Indymac has also agreed to pay (i) the first $500,000 in severance expenses with respect to "transferred employees" (as defined in the asset purchase agreement filed as Exhibit 10.62 to this Annual Report on Form 10-K) and (ii) severance expenses in excess of $1.1 million arising after the closing with respect to transferred employees. As part of the Indymac transaction, the Company has agreed, for a period of 18 months, not to compete with Indymac other than in the purchase, sale, or retention of mortgage loans. Indymac has hired substantially all of our branch employees and loan officers and a majority of NYMC employees based out of our corporate headquarters. As of April 1, 2007, the Company has approximately 40 employees.

On February 14, 2007, we entered into a definitive agreement with Tribeca Lending Corp., a subsidiary of Franklin Credit Management Corporation ("Tribeca Lending") to sell our wholesale lending business for an estimated purchase price of $485,000. This transaction closed on February 22, 2007. Together, the closing of the sale of our retail mortgage banking platform to Indymac and the sale of our wholesale lending business to Tribeca Lending has resulted in gross proceeds to NYMT of approximately $14.0 million before fees and expenses, and before deduction of approximately $2.3 million, which will be held in escrow to support warranties and indemnifications provided to Indymac by NYMC as well as other purchase price adjustments. NYMC will record a one time taxable gain on the sale of these assets. NYMC's deferred tax asset will absorb any taxable gain from the sale.

We expect to redeploy the net proceeds from the sale of our retail mortgage banking platform in high quality mortgage loan securities. We will liquidate the remaining inventory of loans held for sale in the ordinary course of business. Our Board of Directors, together with our management, will continue to consider strategic options for NYMT, including a possible sale or merger or raising capital under a passive REIT business model.

We believe that the disposition of our mortgage lending business will allow us to meet the following business objectives:

- reduce, and ultimately eliminate, our taxable REIT subsidiary's operating loses;
- enable NYMC to retain the economic value of its accumulated net operating losses;
- increase NYMT's investable capital and financial flexibility;
- lower NYMT's executive management compensation expenses;
- significantly reduce our potential severance obligations;
- enable our management to focus on our mortgage portfolio management operations, which consisted of a $1.1 billion portfolio of investment securities as of December 31, 2006; and
- enable us to continue to acquire loans for securitization.

**Note Regarding Discontinued Operation**

In connection with the sale of our wholesale mortgage lending platform assets on February 22, 2007 and the sale of our retail mortgage lending platform assets to Indymac on March 31, 2007, during the fourth quarter of 2006, we classified our Mortgage Lending segment as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards No. 144. As a result, we have reported revenues and expenses related to the segment as a discontinued operation and the related assets and liabilities as assets and liabilities related to a discontinued operation for all periods presented in the accompanying consolidated financial statements. Certain assets, such as the deferred tax asset, and certain liabilities, such as subordinated debt and liabilities related to leased facilities not assigned to Indymac will become part of the ongoing operations of NYMT and accordingly, we have not classified as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards No. 144. See Note 12 in the notes to our consolidated financial statements.

**Strategic Overview**

Our operations were conducted in 2006 such that we are considered an "active" mortgage REIT in that NYMC, our TRS, originated loans that may either be held in portfolio, aggregated and subsequently securitized for long-term investment, or sold to third parties for gain on sale revenue. The leveraged portfolio is comprised largely of prime adjustable-rate mortgage loans that we either originate or acquire from third parties. Starting in March of 2006, we began to sell all loans originated by NYMC in an effort to increase gain on sale income in current periods. On March 31, 2007, we concluded the sale of substantialy all of the operating assets of NYMC's retail mortgage lending platform and exited the mortgage lending business.

We aggregate a portfolio comprised mainly of high credit quality, adjustable-rate mortgage loans until the portfolio reaches a size sufficient for us to securitize such loans. Historically, we obtained the loans we securitize from either our TRS or from third parties. As of April 1, 2007, we obtain the loans we securitize exclusively from third parties. Our first securitization occurred on February 25, 2005 and we completed our second and third loan securitizations on July 28, 2005 and December 20, 2005, respectively. These securitization transactions, through which we financed the adjustable-rate and hybrid mortgage loans that we retained, were structured as financings for both tax and financial accounting purposes. Therefore, we do not expect to generate a gain or loss on sales from these activities, and, following the securitizations, the loans are classified on our consolidated balance sheet as loans held in securitization trusts. For our first two securitizations, we retained all of the resultant securities and financed such securities with repurchase agreements; for our third securitization we issued investment grade securities to third parties and recorded the securitization debt is recorded as a liability. On March 30, 2006 we completed our fourth securitization, New York Mortgage Trust 2006-1. This securitization was structured as a sale for accounting purposes. The Company holds certain AAA tranches as well as all the subordinate interests in this transaction.

We earn net interest income from purchased residential mortgage-backed securities and adjustable-rate mortgage loans and securitized loans. We have acquired and increasingly seek to acquire additional assets that will produce competitive returns, taking into consideration the amount and nature of the anticipated returns from the investment, our ability to pledge the investment for secured, collateralized borrowings and the costs associated with originating, financing, managing, securitizing and reserving for these investments.

*Funding Diversification.* We strive to maintain and achieve a balanced and diverse funding mix to finance our investment portfolio and assets. Until March 31, 2007 when we exited the mortgage lending business, we relied primarily on secured warehouse lines of credit for our funding needs on loans held for sale to third parties. Since our IPO in June 2004, we rely primarily on repurchase agreements in order to finance our investment portfolio of residential loans and mortgage-backed securities. As of December 31, 2006, we have $5.1 billion of commitments to provide repurchase agreement financing through 23 different counterparties with approximately $0.8 billion outstanding as of December 31, 2006. During 2005, we further diversified our sources of financing with the issuance of $45 million of trust preferred securities classified as subordinated debentures.

On our first two securitizations (collateralized debt obligations, or "CDO") of mortgage loans, we retained 100% of the issued securities and financed such securities with repurchase agreements. The creation of mortgage-backed securities from self-originated mortgage loans in this manner provides an asset with better liquidity and longer-term financing at better rates as opposed to financing whole loans through warehouse lines. In December, 2005 we completed our third securitization of $235.0 million of self-originated ARM loans and sold the majority of the securities to third parties. Because we did not retain all of the resultant securities as in prior CDOs, this securitization eliminated the risk of short-term financing and the mark-to-market pricing risk inherent in financing through repurchase agreements or warehouse lines of credit; as a result of this permanent financing we are not subject to margin calls on the assets of this CDO.

*Risk Management.* As a manager of mortgage loan investments, we must mitigate key risks inherent in these businesses, principally credit risk and interest rate risk.

*Investment Portfolio Credit Quality.* We retain in our portfolio only selected, high-quality loans that we originated or may acquire from third parties. As a result, our investment portfolio consists of high-quality loans that we have either securitized for our own portfolio or that collateralize our CDO financings. High credit quality creates improved portfolio liquidity and provides for financing opportunities that are available on generally favorable terms. When we retain loans for investment, either whole loans being aggregated for securitization or CDOs in which we retain all resultant securities or below A-rated tranches, we retain the risk of potential credit losses relative to the agency or higher rated securities we may purchase from time-to-time. Since we began our portfolio investment operations, we have experienced approximately $57,000 to date of credit losses in our portfolio.

We believe that our credit performance is reflective of the high credit quality of the loans we originated or acquire for securitization, our prudent in-house underwriting, property valuation methods and review, our overall investment policies and prudent management of our delinquent loan portfolio. We believe that our delinquencies of $6.8 million, or 1.16% of the total par balance of our investment portfolio of residential loans at December 31, 2006, reflect strong credit characteristics and the credit culture of our underwriting and investment philosophy. The weighted average seasoning of loans in our investment portfolio of mortgage loans was approximately 19 months at December 31, 2006.

*Interest Rate Risk Management.* Another primary risk to our investment portfolio of mortgage loans and mortgage-backed securities is interest rate risk. We use hedging instruments to fix or cap the interest rates on our short-term, CDO and other financing arrangements that finance our investment portfolio of mortgage loans and securities. We hedge our financing costs in an attempt to maintain a net duration gap of less than one year; as of December 31, 2006, our net duration gap was approximately 6 months.

As we acquire mortgage-backed securities or loans, we seek to hedge interest rate risk in order to stabilize net asset values and earnings during periods of rising interest rates. To do so, we use hedging instruments in conjunction with our borrowings to approximate the repricing characteristics of such assets. The Company utilizes a model based risk analysis system to assist in projecting portfolio performances over a scenario of different interest rates and market stresses. The model incorporates shifts in interest rates, changes in prepayments and other factors impacting the valuations of our financial securities, including mortgage-backed securities, repurchase agreements, interest rate swaps and interest rate caps. However, given the prepayment uncertainties on our mortgage assets, it is not possible to definitively lock-in a spread between the earnings yield on our investment portfolio and the related cost of borrowings. Nonetheless, through active management and the use of evaluative stress scenarios of the portfolio, we believe that we can mitigate a significant amount of both value and earnings volatility. See further discussion of interest rate risk at the "Quantitative And Qualitative Disclosures About Market Risk - Interest Rate Risk" section of this document.

*Other Risk Considerations*: Our business is affected by a variety of economic and industry factors. Management periodically reviews and assesses these factors and their potential impact on our business. The most significant risk factors management considers while managing the business and which could have a material adverse effect on our financial condition and results of operations are

- a decline in the market value of our assets due to rising interest rates;
- increasing or decreasing levels of prepayments on the mortgages underlying our mortgage-backed securities;
- our ability to obtain financing to hold mortgage loans prior to their sale or securitization;
- the overall leverage of our portfolio and the ability to obtain financing to leverage our equity;
- the potential for increased borrowing costs and its impact on net income;
- the concentration of our mortgage loans in specific geographic regions;
- our ability to use hedging instruments to mitigate our interest rate and prepayment risks;
- a prolonged economic slow down, a lengthy or severe recession or declining real estate values could harm our operations;
- if our assets are insufficient to meet the collateral requirements of our lenders, we might be compelled to liquidate particular assets at inopportune times and at disadvantageous prices;
- if we are disqualified as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability; and
- compliance with REIT requirements might cause us to forgo otherwise attractive opportunities.

**Financial Overview**

*Revenues.* Our primary sources of income are net interest income on our loans and residential investment securities and gain on sale of mortgage loans. Net interest income is the difference between interest income, which is the income that we earn on our loans and residential investment securities and interest expense, which is the interest we pay on borrowings and subordinated debt. Net interest income is also earned on the banked loan origination production of our TRS for the period of time from when a loan is closed to the sale of such loan to a third party.

Income from the gain on sale of mortgage loans to third parties is the difference between the sales price and the adjusted cost basis of originated loans when title transfers. The adjusted cost basis of the loans includes the original principal amount adjusted for deferrals of origination and commitment fees received, net of direct loan origination costs (including commissions and salaries for employees directly responsible for such originations) paid.

*Other Income (Expense).* Loan losses include reserves for, or actual costs incurred with respect to, the disposition of non-performing or early payment default loans we have originated or purchased from third parties.

Other significant sources of other income (expense) include fees received on brokered loans and income from the sale of securities and related hedges.

*Expenses.* Non-interest expenses we incur in operating our business consist primarily of salary and employee benefits, brokered loan expenses, occupancy and equipment expenses, marketing and promotion expenses, and other general and administrative expenses.

Salary and employee benefits consist primarily of the salaries and wages paid to our employees (exclusive of salaries and wages allocated to net gain on sale of mortgage loans), payroll taxes and expenses for health insurance, retirement plans and other employee benefits.

Brokered loan expenses are primarily direct commissions and other costs associated with brokered loans when such loans are closed with the borrower. Costs associated with brokered loans are expensed when incurred.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist of building lease expenses, furniture and equipment expenses, maintenance, real estate taxes and other associated costs of occupancy.

Marketing and promotion expenses include the cost of print, radio and internet advertisements, promotions, third-party marketing services, public relations and sponsorships.

Other general and administrative expenses include expenses for professional fees, office supplies, postage and shipping, telephone, insurance, travel and entertainment and other miscellaneous operating expenses.

Many of our expenses are variable in nature and are relative to our loan origination production volumes. Variable expenses include commissions on loan originations, brokered loan costs and, to a lesser degree, office supplies, marketing and promotion and other miscellaneous expenses. Fixed expenses are primarily occupancy and equipment lease expenses and data processing and communications expenses.

*Loss from discontinued operation*: Loss from discontinued operation includes all revenues and expenses related to our mortgage lending segment excluding those costs that will be retained by the ongoing Company. Primarily, expenses related rent expense for locations not being purchased and certain allocated payroll expenses for employees remaining with the Company.

**Description of Business**

***Mortgage Lending (Discontinued Operation)***

Until March 31, 2007, our mortgage lending operation contributed to our financial results as it either produced the loans that ultimately collateralized the mortgage securities that we hold in our portfolio or it provided us the flexibility to sell the loans for gain on sale revenue. We primarily originated prime, first-lien, residential mortgage loans and, to a lesser extent, second lien mortgage loans, home equity lines of credit, and bridge loans. We originated a wide range of mortgage loan products including adjustable-rate mortgage ("ARM") loans which may have an initial fixed rate period, and fixed-rate mortgages. Historically, we sold or retained and aggregated our self-originated, high-quality, shorter-term ARM loans in order to pool them into mortgage securities. Due to market conditions, starting in March, 2006, NYMC increased the number of loans originated by it that it would sell to third parties for gain on sale revenue rather than aggregating lower cost assets. For the years ended December 31, 2006 and 2005, we originated $2.5 billion and $2.9 billion in mortgage loans for sale to third parties, respectively. We recognized gains on sales of mortgage loans totaling $18.0 million and $26.8 million for the years ended December 31, 2006 and 2005, respectively.

Subsequent to our IPO in June 2004, we have sold or retained for our portfolio the high quality, adjustable-rate mortgage loans that we originated. For the years ended December 31, 2006 and 2005, we originated and retained $69.7 million and $555.2 million of such loans, respectively. When we retain mortgage loans that we originated, we record such assets at historical cost in accordance with GAAP ("GAAP" means generally accepted accounting principles). The cost of each loan is then amortized on the effective interest method over the estimated lives of the retained loans. Furthermore, when we retain loans that we originated, we are not able to recognize a gain on sale of these loans (and thus higher GAAP net income) as we would have if such loans were sold to third parties. Instead, the value of the gain on sale revenue inures to the benefit of our investment portfolio in the form of a lower cost asset and thus incrementally higher yield during the lives of retained loans. We estimate that the foregone premium we would have otherwise received had retained loans been sold to third parties is approximately $0.4 million and $7.5 million for the years ended December 31, 2006 and 2005, respectively. On March 31, 2007, the Company sold substantially all of the operating assets of the mortgage lending business to Indymac and exited the mortgage lending business.

Our wholesale lending strategy has been a small component of our loan origination operations. We have a network of non-affiliated wholesale loan brokers and mortgage lenders who submit loans to us. We maintain relationships with these wholesale brokers and, as with retail loan originations, will underwrite, process, and fund wholesale loans through our centralized facilities and processing systems. On February 22, 2007, we sold all of the assets of our wholesale operations to Tribeca Lending. We also sold broker loans to third party mortgage lenders for which we receive a broker fee. For the years ended December 31, 2006 and 2005, we originated $703.0 million and $562.1 million in brokered loans, respectively. We recognized net brokering income totaling $2.7 million and $2.4 million during the years ended December 31, 2006 and 2005, respectively.

A significant risk to our mortgage lending operations is liquidity risk - the risk that we will not have financing facilities and cash available to fund and hold loans prior to their sale or securitization. We maintain lending facilities with large banking and investment institutions to reduce this risk. On a short-term basis, we finance mortgage loans using warehouse lines of credit and repurchase agreements. Details regarding available financing arrangements and amounts outstanding under those arrangements are included in "Liquidity and Capital Resources" below.

*Mortgage Portfolio Management*

Prior to the completion of our IPO on June 29, 2004, our operations were limited to the mortgage operations described in the preceding section. Beginning in July 2004, we began to implement our business plan of investing in high-quality, adjustable rate mortgage related securities and residential loans. Our mortgage portfolio, consisting primarily of residential mortgage-backed securities and mortgage loans held for investment, currently generates a substantial portion of our earnings. In managing our investment in a mortgage portfolio, we:

- invest in mortgage-backed securities originated by others, including ARM securities and collateralized mortgage obligation floaters ("CMO Floaters");
- generally operate as a long-term portfolio investor;
- finance our portfolio by entering into repurchase agreements, warehouse facilities for loan aggregation or issue collateral debt obligations relating to our securitizations; and
- generate earnings from the return on our mortgage securities and spread income from our mortgage loan portfolio.

A significant risk to our operations, relating to our portfolio management, is the risk that interest rates on our assets will not adjust at the same times or amounts that rates on our liabilities adjust. Even though we retain and invest in ARMs, many of the hybrid ARM loans in our portfolio have fixed rates of interest for a period of time ranging from two to seven years. Our funding costs are variable and the maturities are short term in nature. As a result, we use derivative instruments (interest rate swaps and interest rate caps) to mitigate, but not eliminate, the risk of our cost of funding increasing or decreasing at a faster rate than the interest on our investment assets.

As of December 31, 2006, our mortgage securities portfolio consisted of 98% AAA- rated or Fannie Mae, Freddie Mac or Ginnie Mae-guaranteed ("FNMA/FHLMC/GNMA") mortgage securities as compared to financing rates or lower rated securities. The loans held in securitization trusts and mortgage loans held for investment consisted of high-credit quality prime adjustable rate mortgages with initial reset periods of no greater than five years or less. Our portfolio strategy for ARM loan originations is to acquire high-credit quality ARM loans for our securitization process thereby limiting future potential losses.

Such assets are evaluated for impairment on a quarterly basis or, if events or changes in circumstances indicate that these assets or the underlying collateral may be impaired, on a more frequent basis. We evaluate whether these assets are considered impaired, whether the impairment is other-than-temporary and, if the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the asset's amortized cost basis and its fair value. We recorded an impairment loss of $7.4 million in the fourth quarter of 2005 because we concluded that we no longer had the intent to hold certain lower-yielding mortgage-backed securities until their values recovered. This impairment was not due to any underlying credit issues but was related to our intent to no longer hold identified lower-yield securities and to re-position our portfolio by selling such securities and replacing them with higher yield securities with similar credit characteristics in order to earn higher net interest spread in the future. The securities were disposed of during the first quarter of 2006 resulting in an additional loss of $1.0 million.

**Known Material Trends and Commentary**

For the year ended December 31, 2006, our originations of residential mortgage loans totaled $2.5 billion. The following chart summarizes the our loan origination volume and characteristics for each of the four quarters of 2006 relative to our 2005 historical origination production:


2005 & 2006 Origination Volume by Quarter
($billions)
2005 Total: $3.4
2006 Total: $2.5
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
1Q
2Q
3Q
4Q

For the year ended December 31, 2006, NYMC's total loan originations decreased to $2.5 billion from $3.4 billion in 2005, a decrease of 26%. This compares to total originations for the industry as a whole of $2.5 trillion in 2006 versus $3.0 trillion in 2005, a decrease of 17%, as reported by the MBA's Mortgage Finance Forecast. The reason for this larger than industry decrease is primarily due to a meaningful number of our seasoned loan officers being recruited and hired by other large lenders in the first half of 2006.

In the February 12, 2007 forecast, the MBA projects that mortgage loan volumes will decrease to $2.4 trillion in 2007 from $2.5 trillion in 2006, primarily due to an expected continued decline in the volume of loan refinancings. We believe that the market for mortgage loans for home purchases is less susceptible than the refinance market to downturns during periods of increasing interest rates, because borrowers seeking to purchase a home do not generally base their decision to purchase on changes in interest rates alone, while borrowers that refinance their mortgage loans often make their decision as a direct result of changes in interest rates. Consequently, we are hopeful that our referral-based marketing strategy and a concentration on purchase loan originations will help mitigate further origination decreases relative to the industry.

State and local governing bodies are focused on certain practices engaged in by certain participants in the mortgage lending business relating to fees borrowers incur in obtaining a mortgage loan – generally termed "predatory lending" within the mortgage industry. In several instances, states or local governing bodies have imposed strict laws on lenders to curb such practices. To date, these laws have had an insignificant impact on our business. We have capped fee structures consistent with those adopted by federal mortgage agencies and have implemented rigid processes to ensure that our lending practices are not predatory in nature.

*Results of Operations.* We expect that our revenues will derive primarily from the difference between the interest income we earn on our mortgage assets and the costs of our borrowings (net of hedging expenses). We expect that our operating expenses will reduce in the future due to the elimination of compensation expense attributable to our mortgage origination platform. The sale of each of our retail and wholesale mortgage banking platforms, has resulted in gross proceeds to NYMT of approximately $14.0 million before fees and expenses, and before deduction of approximately $2.3 million, which will be held in escrow to support warranties and indemnifications provided to Indymac by NYMC as well as other purchase price adjustments. NYMC expects to record a one time taxable gain on the sale of its assets to Indymac. NYMC's deferred tax asset will absorb any taxable gain from sale.

*Liquidity.* We depend on the capital markets to finance our investments in mortgage-backed securities and mortgage loans held for sale. We finance our mortgage loans held for sale using "warehouse" facilities provided by commercial or investment banks. As it relates to our investment portfolio, we have either issued bonds from our loan securitizations and will either own such bonds or sell them to institutional investors via intermediaries, or use repurchase agreements for short term financing. The provider of our warehouse facilities are well capitalized investment or commercial banks. Commercial and investment banks have provided significant liquidity to finance our operations, and while management cannot predict the future liquidity environment, we are currently unaware of any material reason to prevent continued liquidity support in the capital markets for our business. See "Liquidity and Capital Resources" below for further discussion of liquidity risks and resources available to us.

*Loan Loss Reserves on Mortgage Loans.* Currently, conditions in the mortgage market remain challenging due a significant increase in demands for indemnification and loan repurchases form third party loan investors. A large portion of these demands come as a result of borrowers failing to timely make their first three to six mortgage loan payments, commonly known as early payment defaults ("EPDs"). This is evident throughout the mortgage industry as many local, regional and national mortgage lenders have announced plans to exit the mortgage lending business in part or in whole. Many of these announcements come as a result of liquidity problems caused by a significant increase in repurchase demands due to EPDs.

With respect to the loans originated by our discontinued operations, in 2006, we repurchased a total of $28.9 million of mortgage loans that were originated in both 2005 and 2006, the majority of which were due to EPDs. Of the repurchased loans originated in 2006, most were Alternative-A ("Alt-A"), as sub-prime comprised only approximately 10% of our 2006 originations. In 2006, the percentage of Alt-A loans we originated was approximately 26%.

Generally, under the terms of the agreements with the investors to whom we sell our loans, we are required to repurchase loans if the borrower misses one of his or her first three payments. The increased use of limited documentation underwriting associated with Alt-A loans, as offered by many investor programs under which we originate loans, in concert with reduced amounts of down payments required under many of those same programs, have made it easier for many borrowers to obtain mortgage financing.

As with any mortgage loan asset in either NYMT or NYMC, we have policies and procedures in place to determine the appropriate levels of reserves relative to non-performing assets or losses associated with indemnifications or repurchase demands. Our approach looks at individual loans for which we have received indemnification or repurchase demands, rather than using a model based macro approach based on historic performance. Note however that in volatile times such as these, a historical based approach would not likely result in adequate reserves. And while we feel that we are using a prudent approach to reserving for EPDs and non-performing loans, no assurance can be made as to the adequacies of those reserves.

In determining reserves we generally rely on management's judgment and estimates of credit losses inherent in each individual non-performing loan held for sale and each mortgage loan held in securitization trusts. Estimation involves the consideration of various credit-related factors including but not limited to, the current housing market conditions, loan-to-value ratios, delinquency status, historical credit loss severity rates, purchased mortgage insurance, the borrower's credit and other factors deemed to warrant consideration. Additionally, we look at the balance of any delinquent loan and compare that to the value of the property. As many of the loans involved in current reserve process were funded in the past six to twelve months, we typically rely on the original appraised value of the property, unless there is evidence that the original appraisal should not be relied upon. If there is a doubt to the objectivity of the original property value assessment, we either utilize various internet based property data services to look at comparable properties in the same area, or consult with a realtor in the property's area.

Comparing the current loan balance to the original property value determines the current loan-to-value ("LTV") ratio of the loan. Generally we estimate that any first lien loan that goes through a foreclosure process and results in Real Estate Owned ("REO") results is the property being disposed of at approximately 68% of the property's original value. That number is based on management's long term experience in similar market conditions in past difficult real estate markets. Thus, for a first lien loan that is delinquent, we will adjust the property value down to approximately 68% of the original and compare that to the current balance of the loan. The difference, plus an estimate of past interest due, determines the base reserve taken for that loan. This base reserve for a particular loan may be adjusted if we are aware of specific circumstances that may affect the outcome of the loss mitigation process for that loan. Predominately, however, we use the base reserve number for our reserve.

Reserves for second liens are larger than that for first liens as second liens are in a junior position and only receive proceeds after the claims of the first lien holder are satisfied. As with first liens, we may occasionally alter the base reserve calculation but that is in a minority of the cases and only if we are aware of specific circumstances that pertain to that specific loan.

While we feel these policies are prudent, we can make no assurance that this policy will be adequate to cover future losses.

**Significance of Estimates and Critical Accounting Policies**

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, many of which require the use of estimates, judgments and assumptions that affect reported amounts. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. The results of these estimates affect reported amounts of assets, liabilities and accumulated other comprehensive income at the date of the consolidated financial statements and the reported amounts of income, expenses and other comprehensive income during the periods presented.

Changes in the estimates and assumptions could have a material effect on these financial statements. Accounting policies and estimates related to specific components of our consolidated financial statements are disclosed in the notes to our consolidated financial statements. In accordance with SEC guidance, those material accounting policies and estimates that we believe are most critical to an investor's understanding of our financial results and condition and which require complex management judgment are discussed below.

*Revenue Recognition.* Interest income on our residential mortgage loans and mortgage-backed securities is a combination of the interest earned based on the outstanding principal balance of the underlying loan/security, the contractual terms of the assets and the amortization of yield adjustments, principally premiums and discounts, using generally accepted interest methods. The net GAAP cost over the par balance of self-originated loans held for investment and premium and discount associated with the purchase of mortgage-backed securities and loans are amortized into interest income over the lives of the underlying assets using the effective yield method as adjusted for the effects of estimated prepayments. Estimating prepayments and the remaining term of our interest yield investments require management judgment, which involves, among other things, consideration of possible future interest rate environments and an estimate of how borrowers will react to those environments, historical trends and performance. The actual prepayment speed and actual lives could be more or less than the amount estimated by management at the time of origination or purchase of the assets or at each financial reporting period.

*Fair Value.* Generally, the financial instruments we utilize are widely traded and there is a ready and liquid market in which these financial instruments are traded. The fair values for such financial instruments are generally based on market prices provided by five to seven dealers who make markets in these financial instruments. If the fair value of a financial instrument is not reasonably available from a dealer, management estimates the fair value based on characteristics of the security that the Company receives from the issuer and on available market information.

In the normal course of our discontinued mortgage lending business, we enter into contractual interest rate lock commitments, or ("IRLCs"), to extend credit to finance residential mortgages. Mark-to-market adjustments on IRLCs are recorded from the inception of the interest rate lock through the date the underlying loan is funded. The fair value of the IRLCs is determined by an estimate of the ultimate gain on sale of the loans net of estimated net costs to originate the loan. To mitigate the effect of the interest rate risk inherent in issuing an IRLC from the lock-in date to the funding date of a loan, we generally enter into forward sale loan contracts, or ("FSLCs"). Since the FSLCs are committed prior to mortgage loan funding and thus there is no owned asset to hedge, the FSLCs in place prior to the funding of a loan are undesignated derivatives under SFAS No. 133 and are marked to market with changes in fair value recorded to current earnings.

*Impairment of and Basis Adjustments on Securitized Financial Assets.* As previously described herein, we regularly securitize our mortgage loans and retain the beneficial interests created. Such assets are evaluated for impairment on a quarterly basis or, if events or changes in circumstances indicate that these assets or the underlying collateral may be impaired, on a more frequent basis. We evaluate whether these assets are considered impaired, whether the impairment is other-than-temporary and, if the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the asset's amortized cost basis and its fair value. These evaluations require management to make estimates and judgments based on changes in market interest rates, credit ratings, credit and delinquency data and other information to determine whether unrealized losses are reflective of credit deterioration and our ability and intent to hold the investment to maturity or recovery. This other-than-temporary impairment analysis requires significant management judgment and we deem this to be a critical accounting estimate. We recorded an impairment loss of $7.4 million during 2005, because we concluded that we no longer had the intent to hold certain lower-yielding mortgage-backed securities until their values recovered. At December 31, 2006, we have an unrealized loss of $3.85 million on the remaining securities in our portfolio, which we do not consider to represent an other than temporary impairment.

*Loan Loss Reserves on Mortgage Loans.* We evaluate a reserve for loan losses based on management's judgment and estimate of credit losses inherent in our portfolio of residential mortgage loans held for sale and mortgage loans held in securitization trusts. The estimation involves the consideration of various credit-related factors including loans held for investment, but not limited to, current economic conditions, loan-to-value ratios, delinquency status, historical credit losses, purchased mortgage insurance and other factors deemed to warrant consideration. If the credit performance of any of our mortgage loans deviates from expectations, the allowance for loan losses is adjusted to a level deemed appropriate by management to provide for estimated probable losses in the portfolio. One of the critical assumptions used in estimating the loan loss reserve is severity. Severity represents the expected rate of realized loss upon disposition/resolution of the collateral that has gone into foreclosure.

*Securitizations.* We create securitization entities as a means of either:

- creating securities backed by mortgage loans which we will continue to hold and finance that will be more liquid than holding whole loan assets; or
- securing long-term collateralized financing for our residential mortgage loan portfolio and matching the income earned on residential mortgage loans with the cost of related liabilities, otherwise referred to a match funding our balance sheet.

Residential mortgage loans are transferred to a separate bankruptcy-remote legal entity from which private-label multi-class mortgage-backed notes are issued. On a consolidated basis, securitizations are accounted for as secured financings as defined by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and, therefore, no gain or loss is recorded in connection with the securitizations. Each securitization entity is evaluated in accordance with Financial Accounting Standards Board Interpretation, or FIN, 46(R), "Consolidation of Variable Interest Entities", and we have determined that we are the primary beneficiary of the securitization entities. As such, the securitization entities are consolidated into our consolidated balance sheet subsequent to securitization. Residential mortgage loans transferred to securitization entities collateralize the mortgage-backed notes issued, and, as a result, those investments are not available to us, our creditors or stockholders. All discussions relating to securitizations are on a consolidated basis and do not necessarily reflect the separate legal ownership of the loans by the related bankruptcy-remote legal entity.

*Derivative Financial Instruments* – The Company has developed risk management programs and processes, which include investments in derivative financial instruments designed to manage market risk associated with its mortgage banking and its mortgage-backed securities investment activities.

All derivative financial instruments are reported as either assets or liabilities in the consolidated balance sheet at fair value. The gains and losses associated with changes in the fair value of derivatives not designated as hedges are reported in current earnings. If the derivative is designated as a fair value hedge and is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged, the recorded value of the hedged item is adjusted by its change in fair value attributable to the hedged risk. If the derivative is designated as a cash flow hedge, the effective portion of change in the fair value of the derivative is recorded in OCI and is recognized in the income statement when the hedged item affects earnings. The Company calculates the effectiveness of these hedges on an ongoing basis, and, to date, has calculated effectiveness of approximately 100%. Ineffective portions, if any, of changes in the fair value or cash flow hedges are recognized in earnings.

*New Accounting Pronouncements* – In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 establishes presentation and disclosure requirements and requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and early adoption is permitted for fiscal years beginning on or before November 15, 2007 provided that the entity makes that choice in the first 120 days of the fiscal year, has not issued financial statements for any interim period of the fiscal year of adoption and also elects to apply the provisions of SFAS No. 157. The Company is in the process of analyzing the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No.157"). SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No.157 will be applied under other accounting principles that require or permit fair value measurements, as this is a relevant measurement attribute. This statement does not require any new fair value measurements. We will adopt the provisions of SFAS No.157 beginning January 1, 2008. We are currently evaluating the impact of this statement on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement*" ("SAB 108"), on quantifying financial statement misstatements. In summary, SAB 108 was issued to address the diversity in practice of evaluating and quantifying financial statement misstatements and the related accumulation of such misstatements. SAB 108 states that both a balance sheet approach and an income statement approach should be used when quantifying and evaluating the materiality of a potential misstatement and contains guidance for correcting errors under this dual perspective. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for us on January 1, 2007. The Company does not expect the adoption of FIN 48 to have a material effect on the Company's consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140." Effective at the beginning of the first quarter of 2006, the Company early adopted the newly issued statement and elected the fair value option to subsequently measure its mortgage servicing rights ("MSRs"). Under the fair value option, all changes in the fair value of MSRs are reported in the statement of operations. The initial implementation of SFAS 156 did not have a material impact on the Company's financial statements.

In February 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Financial Instruments". Key provisions of SFAS No.155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS No.133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS No.133. Management does not believe that SFAS No.155 will have a material effect on the Company's consolidated financial statements.

**Overview of Performance**

For the year ended December 31, 2006, we reported a net loss of $15.0 million, as compared to a net loss of $5.3 million for the year ended December 31, 2005. The increase in net loss is attributed to a decrease in gain on sale revenues and net interest income from our investment portfolio. Our revenues were driven largely from increases in interest income on investments in mortgage loans and mortgage securities (our "mortgage portfolio management" segment). In addition, the Company incurred a $8.3 million charge attributable to loan losses.

For the year ended December 31, 2006, total residential originations, including brokered loans, were $2.5 billion as compared to $3.4 billion and $1.8 billion for the same period of 2005 and 2004, respectively. The decrease in our loan origination levels for the year ended December 31, 2006 as compared to the same period of 2005 is the result of the loss of experienced loan officers to competitors as well as an overall market decline. Total employees decreased to 616 at December 31, 2006 from 802 at December 31, 2005; full-service loan origination locations decreased to 25 offices and 22 satellite loan origination locations at December 31, 2006 from 28 full service locations and 26 satellite loan origination locations at December 31, 2005.

**Summary of Operations and Key Performance Measurements**

For the year ended December 31, 2006, our net income was dependent upon our mortgage portfolio management operations and the net interest (interest income on portfolio assets net of the interest expense and hedging costs associated with the financing of such assets) generated from our portfolio of mortgage loans held for investment, mortgage loans held in the securitization trusts and residential mortgage-backed securities in our portfolio management segment. The following table presents the components of our net interest income from our investment portfolio of mortgage securities and loans for the year ended December 31, 2006:

| | Amount | Average Outstanding Balance | Effective Rate |
|---|---|---|---|
| | (Dollars in Millions) | | |
| **Net Interest Income Components:** | | | |
| **Interest Income** | | | |
| Investment securities and loans held in the securitization trusts | $ 66,973 | $ 1,266.4 | 5.29% |
| Amortization of premium | (2,092) | 5.9 | (0.16)% |
| **Total interest income** | $ 64,881 | $ 1,272.3 | 5.13% |
| **Interest Expense** | | | |
| Repurchase agreements | $ 62,437 | $ 1,201.2 | 5.12% |
| Interest rate swaps and caps | (5,884) | — | (0.48)% |
| **Total interest expense** | $ 56,553 | $ 1,201.2 | 4.64% |
| **Net Interest Income** | $ 8,328 | | 0.49% |

The key performance measures for our portfolio management activities are:

- net interest spread on the portfolio;
- characteristics of the investments and the underlying pool of mortgage loans including but not limited to credit quality, coupon and prepayment rates; and
- return on our mortgage asset investments and the related management of interest rate risk.

For the year ended December 31, 2006, our net income was also dependent upon our mortgage lending operations and originations from our mortgage lending segment, which include the mortgage loan sales ("mortgage banking") and mortgage brokering activities on residential mortgages sold or brokered to third parties. Our mortgage banking activities generate revenues in the form of gains on sales of mortgage loans to third parties and ancillary fee income and interest income from borrowers. Our mortgage brokering operations generate brokering fee revenues from third party buyers. When we retain a portion of our loan originations for our investment portfolio, we do not realize the gain on sale premiums we would have otherwise recognized had these loans been sold to third parties and such loans retained on our balance sheet at cost. As a result, revenues in our mortgage banking segment are lower and the book value of these assets on our balance sheet, which are accounted for on a cost basis, will differ from their fair market value.

A breakdown of our loan originations for the year ended December 31, 2006 follows:

| Description | Number of Loans | Aggregate Principal Balance ($000's) | Percentage of Total Principal | Weighted Average Interest Rate | Average Loan Size |
|---|---|---|---|---|---|
| Purchase mortgages | 6,485 | $ 1,484.0 | 58.3% | 7.15% | $ 228,831 |
| Refinancings | 3,837 | 1,060.0 | 41.7% | 6.98% | 276,267 |
| Total | 10,322 | $ 2,544.0 | 100.0% | 7.08% | 246,464 |
| Adjustable rate or hybrid | 3,398 | $ 1,102.2 | 43.3% | 6.94% | 324,373 |
| Fixed rate | 6,924 | 1,441.8 | 56.7% | 7.18% | 208,230 |
| Total | 10,322 | $ 2,544.0 | 100.0% | 7.08% | 246,464 |
| Banked | 8,018 | $ 1,841.0 | 72.4% | 7.16% | 229,610 |
| Brokered | 2,304 | 703.0 | 27.6% | 6.86% | 305,118 |
| Total | 10,322 | $ 2,544.0 | 100.0% | 7.08% | $ 246,464 |

The key performance measures for our origination activities are:

- dollar volume of mortgage loans originated;
- relative cost of the loans originated;
- characteristics of the loans, including but not limited to the coupon and credit quality of the loan, which will indicate their expected yield;
- return on our mortgage asset investments and the related management of interest rate risk; and
- frequency of early payment defaults which result in loan losses.

Management's discussion and analysis of financial condition and results of operations, along with other portions of this report, are designed to provide information regarding our performance and these key performance measures.

Year Ended December 31, 2006 Financial Highlights

- Net income for the Company's Mortgage Portfolio Management segment totaled $6.0 million for the year ended December 31, 2006.
- Consolidated net loss totaled $15.0 million for the year ended December 31, 2006.
- Discontinued operations net loss totaled $17.2 million net of tax for the year ended December 31, 2006.

**Financial Condition**

***Balance Sheet Analysis – Asset Quality***

*Investment Portfolio Related Assets*

*Mortgage Loans Held in Securitization Trusts and Mortgage Loans Held for Investment.* Included in our portfolio are adjustable-rate mortgage loans that we originated or purchased in bulk from third parties that meet our investment criteria and portfolio requirements. These loans are classified as "mortgage loans held for investment" during a period of aggregation and until the portfolio reaches a size sufficient for us to securitize such loans. If the securitization qualifies as a financing for SFAS No. 140 purposes the loans are classified as "mortgage loans held in securitization trusts."

The NYMT 2006-1 securitization qualifies as a sale under SFAS No. 140, which resulted in the recording of residual assets and mortgage servicing rights. The residual assets total $2.0 million and are included in investment securities available for sale (see note 2 in our consolidated financial statements).

There were no Mortgage Loans Held for Investment at December 31, 2006.

The following table details Mortgage Loans Held for Investment at December 31, 2005 (dollar amounts in thousands):

| Category | Par Value | Coupon | Carrying Value | Yield |
|---|---|---|---|---|
| Mortgage Loans Held for Investment | $ 4,054 | 5.84% | $ 4,060 | 5.56% |

The following table details Mortgage Loans Held in Securitization Trusts (dollar amounts in thousands):

| | Par Value | Coupon | Carrying Value | Yield |
|---|---|---|---|---|
| December 31, 2006 | $ 584,358 | 5.56% | $ 588,160 | 5.56% |
| December 31, 2005 | $ 771,451 | 5.17% | $ 776,610 | 5.49% |

At December 31, 2006 mortgage loans held in securitization trusts totaled $588.2 million, or 45% of total assets. Of this mortgage loan investment portfolio 100% are traditional or hybrid ARMs and 75.9% are ARM loans that are interest only. On our hybrid ARMs, interest rate reset periods are predominately seven years or less and the interest-only/amortization period is typically 10 years, which mitigates the "payment shock" at the time of interest rate reset. No loans in our investment portfolio of mortgage loans are option-ARMs or ARMs with negative amortization.

**Characteristics of Our Mortgage Loans Held in Securitization Trusts and Retained Interest in Securitization:**

The following table sets forth the composition of our loans held for investment and in securitization trusts as of December 31, 2006 (dollar amounts in thousands):

| | # of Loans | Par Value | Carrying Value |
|---|---|---|---|
| **Loan Characteristics:** | | | |
| Mortgage loans held in securitization trusts | 1,259 | $ 584,358 | $ 588,160 |
| Retained interest in securitization (included in Investment securities available for sale) | 458 | 249,627 | 23,930 |
| Total Loans Held | 1,717 | $ 833,985 | $ 612,090 |

| | Average | High | Low |
|---|---|---|---|
| **General Loan Characteristics:** | | | |
| Original Loan Balance | $ 501 | $ 3,500 | $ 25 |
| Coupon Rate | 5.67% | 8.13% | 3.88% |
| Gross Margin | 2.36% | 6.50% | 1.13% |
| Lifetime Cap | 11.14% | 13.75% | 9.00% |
| Original Term (Months) | 360 | 360 | 360 |
| Remaining Term (Months) | 341 | 351 | 307 |

The following table sets forth the composition of our loans held for investment and in securitization trusts as of

| | # of Loans | Par Value | Carrying Value |
|---|---|---|---|
| **Loan Characteristics:** | | | |
| Mortgage loans held in securitization trusts | 1,609 | $ 771,451 | $ 776,610 |
| Mortgage loans held for investment | 11 | 4,054 | 4,060 |
| Total Loans Held | 1,620 | $ 775,505 | $ 780,670 |

| | Average | High | Low |
|---|---|---|---|
| **General Loan Characteristics:** | | | |
| Original Loan Balance | $ 486 | $ 3,500 | $ 25 |
| Coupon Rate | 5.26% | 7.75% | 3.00% |
| Gross Margin | 2.40% | 7.01% | 1.13% |
| Lifetime Cap | 11.08% | 13.75% | 9.00% |
| Original Term (Months) | 360 | 360 | 359 |
| Remaining Term (Months) | 348 | 360 | 319 |

| | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| **Arm Loan Type** | | |
| Traditional ARMs | 2.9 % | 4.7% |
| 2/1 Hybrid ARMs | 3.8% | 5.3% |
| 3/1 Hybrid ARMs | 16.8% | 32.4% |
| 5/1 Hybrid ARMs | 74.5% | 57.3% |
| 7/1 Hybrid ARMs | 2.0% | 0.3% |
| Total | 100.0% | 100.0% |
| Percent of ARM loans that are Interest Only | 75.9% | 74.9% |
| Weighted average length of interest only period | 8.0 years | 8.2 years |

| | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| **Traditional ARMs – Periodic Caps** | | |
| None | 61.9% | 64.5% |
| 1% | 8.8% | 19.4% |
| Over 1% | 29.3% | 16.1% |
| Total | 100.0% | 100.0% |

| | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| **Hybrid ARMs - Initial Cap** | | |
| 3.00% or less | 14.8% | 29.6% |
| 3.01%-4.00% | 7.5% | 10.7% |
| 4.01%-5.00% | 76.6% | 58.2% |
| 5.01%-6.00% | 1.1% | 1.5% |
| Total | 100.0% | 100.0% |

| FICO Scores | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| 650 or less | 3.8% | 5.0% |
| 651 to 700 | 16.9% | 18.0% |
| 701 to 750 | 34.0% | 35.4% |
| 751 to 800 | 41.5% | 38.2% |
| 801 and over | 3.8% | 3.4% |
| Total | 100.0% | 100.0% |
| Average FICO Score | 737 | 733 |

| Loan to Value (LTV) | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| 50% or less | 9.8% | 9.5% |
| 50.01% – 60.00% | 8.8% | 9.4% |
| 60.01% – 70.00% | 28.1% | 28.6% |
| 70.01% – 80.00% | 51.1% | 49.7% |
| 80.01% and over | 2.2% | 2.8% |
| Total | 100.0% | 100.0% |
| Average LTV | 69.4% | 69.3% |

| Property Type | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| Single Family | 52.3% | 53.7% |
| Condominium | 22.9% | 23.1% |
| Cooperative | 8.8% | 10.1% |
| Planned Unit Development | 13.0% | 9.2% |
| Two to Four Family | 3.0% | 3.9% |
| Total | 100.0% | 100.0% |

| Occupancy Status | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| Primary | 85.3% | 84.2% |
| Secondary | 10.7% | 10.7% |
| Investor | 4.0% | 5.1% |
| Total | 100.0% | 100.0% |

| Documentation Type | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| Full Documentation | 70.1% | 61.8% |
| Stated Income | 21.3% | 24.1% |
| Stated Income/ Stated Assets | 7.2% | 11.8% |
| No Documentation | 0.9% | 1.6% |
| No Ratio | 0.5% | 0.7% |
| Total | 100.0% | 100.0% |

| Loan Purpose | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| Purchase | 57.3% | 60.0% |
| Cash out refinance | 26.1% | 25.2% |
| Rate and term refinance | 16.6% | 14.8% |
| Total | 100.0% | 100.0% |

| Geographic Distribution: 5% or more in any one state | December 31, 2006 Percentage | December 31, 2005 Percentage |
|---|---|---|
| NY | 26.2% | 32.7% |
| MA | 14.4% | 19.4% |
| CA | 6.8% | 14.1% |
| NJ | — | 5.8% |
| FL | — | 5.4% |
| Other (less than 5% individually) | 52.6% | 22.6% |
| Total | 100.0% | 100.0% |

*Delinquency Status*

As of December 31, 2006, we had seven delinquent loans totaling $6.8 million categorized as Mortgage Loans Held in Securitization Trusts. The table below shows delinquencies in our loan portfolio as of December 31, 2006 (dollar amounts in thousands):

| Days Late | Number of Delinquent Loans | Total Dollar Amount | % of Loan Portfolio |
|---|---|---|---|
| 30-60 | 1 | $ 166.4 | 0.03% |
| 61-90 | 1 | 193.1 | 0.03% |
| 90+ | 5 | $ 6,444.5 | 1.10% |

As of December 31, 2005, we had four delinquent loans totaling $2.0 million categorized as Mortgage Loans Held in Securitization Trusts. The table below shows delinquencies in our loan portfolio as of December 31, 2005 (dollar amounts in thousands):

| Days Late | Number of Delinquent Loans | Total Dollar Amount | % of Loan Portfolio |
|---|---|---|---|
| 30-60 | 1 | $ 193.1 | 0.02% |
| 61-90 | — | — | — |
| 90+ | 3 | $ 1,771.0 | 0.23% |

Interest is recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case beyond when payment on a loan becomes 90 days delinquent. Interest collected on loans for which accrual has been discontinued is recognized as income upon receipt.

*Investment Securities – Available for Sale.* Our securities portfolio consists of agency securities or AAA-rated residential mortgage-backed securities. At December 31, 2006, we had no investment securities in a single issuer or entity (other than a government sponsored agency of the U.S. Government) that had an aggregate book value in excess of 10% of our total assets. The following tables set forth the credit characteristics of our securities portfolio as of December 31, 2006 and December 31, 2005:

**Characteristics of Our Investment Securities (dollar amounts in thousands):**

| December 31, 2006 | Sponsor or Rating | Par Value | Carrying Value | % of Portfolio | Coupon | Yield |
|---|---|---|---|---|---|---|
| **Credit** | | | | | | |
| Agency REMIC CMO Floating Rate | FNMA/FHLMC/GNMA | $ 163,121 | $ 163,898 | 34% | 6.72% | 6.40% |
| Private Label Floating Rate | AAA | 22,392 | 22,284 | 5% | 6.12% | 6.46% |
| Private Label ARMs | AAA | 287,018 | 284,874 | 58% | 4.82% | 5.71% |
| NYMT Retained Securities | AAA-BBB | 15,996 | 15,894 | 3% | 5.67% | 6.02% |
| NYMT Retained Securities | Below Investment Grade | 2,767 | 2,012 | 0% | 5.67% | 18.35% |
| Total/Weighted Average | | $ 491,294 | $ 488,962 | 100% | 5.54% | 6.06% |

**Characteristics of Our Investment Securities (dollar amounts in thousands):**

| December 31, 2005 | Sponsor or Rating | Par Value | Carrying Value | % of Portfolio | Coupon | Yield |
|---|---|---|---|---|---|---|
| **Credit** | | | | | | |
| Agency REMIC CMO Floating Rate | FNMA/FHLMC/GNMA | $ 13,505 | $ 13,535 | 2% | 5.56% | 5.45% |
| FHLMC Agency ARMs | FHLMC | 91,835 | 91,217 | 13% | 4.28% | 3.82% |
| FNMA Agency ARMs | FNMA | 298,526 | 297,048 | 41% | 4.18% | 3.91% |
| Private Label ARMs | AAA | 315,835 | 314,682 | 44% | 4.74% | 4.51% |
| Total/Weighted Average | | $ 719,701 | $ 716,482 | 100% | 4.47% | 4.19% |

The following table sets forth the stated reset periods and weighted average yields of our investment securities at December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| December 31, 2006 | Less than 6 Months | | More than 6 Months To 24 Months | | More than 24 Months To 60 Months | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| Agency REMIC CMO Floating Rate | $163,898 | 6.40% | $ — | — | $ — | — | $163,898 | 6.40% |
| Private Label Floating Rate | 22,284 | 6.46% | — | — | — | — | 22,284 | 6.46% |
| Private Label ARMs | 16,673 | 5.60% | 78,565 | 5.80% | 183,612 | 5.64% | 278,850 | 5.68% |
| NYMT Retained Securities | 6,024 | 7.12% | — | — | 17,906 | 7.83% | 23,930 | 7.66% |
| Total | $208,879 | 6.37% | $78,565 | 5.80% | $201,518 | 5.84% | $488,962 | 6.06% |

| December 31, 2005 | Less than 6 Months | | More than 6 Months To 24 Months | | More than 24 Months To 60 Months | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| Agency REMIC CMO Floating Rate | $13,535 | 5.45% | $ — | | $ — | — | $ 13,535 | 5.45% |
| FHLMC Agency ARMs | — | — | 91,217 | 3.82% | — | — | 91,217 | 3.82% |
| FNMA Agency ARMs | — | — | 297,048 | 3.91% | — | — | 297,048 | 3.91% |
| Private Label ARMs | — | — | 57,605 | 4.22% | 257,077 | 4.57% | 314,682 | 4.51% |
| Total | $13,535 | 5.45% | $445,870 | 3.93% | $257,077 | 4.57% | $716,482 | 4.19% |

*Mortgage Lending Related Assets*

Mortgage Loans Held for Sale. Mortgage loans that we have originated but do not intend to hold for investment and are held pending sale to investors are classified as "mortgage loans held for sale." We had mortgage loans held for sale of $106.9 million at December 31, 2006 as compared to $108.3 million at December 31, 2005. We use warehouse lines of credit and loan aggregation facilities to finance our mortgage loans held for sale. Fluctuations in mortgage loans held for sale, warehouse lines of credit, due to/from loan purchasers and related accounts are dependent on factors such as loan production, seasonality and our investor's ability to purchase loans on a timely basis.

*Due from Purchasers.* We had amounts due from loan purchasers totaling $88.4 million at December 31, 2006 as compared to $121.8 million at December 31, 2005. Amounts due from loan purchasers are a receivable for the principal and premium due to us for loans that have been shipped to permanent investors but for which payment has not yet been received at period end.

*Escrow Deposits – Pending Loan Closings.* We had escrow deposits pending loan closing of $3.8 million at December 31, 2006 as compared to $1.4 million at December 31, 2005. Escrow deposits pending loan closing are advance cash fundings by us to escrow agents to be used to close loans within the next one to three business days.

*Non-Loan or Investment Assets*

*Cash and Cash Equivalents.* We had unrestricted cash and cash equivalents of $0.9 million at December 31, 2006 versus $9.1 million at December 31, 2005.

*Prepaid and Other Assets.* Prepaid and other assets totaled $20.5 million as of December 31, 2006. Prepaid and other assets consist primarily of a deferred tax benefit of $18.4 million and loans held by us which are pending remedial action (such as updating loan documentation) or which do not currently meet third-party investor criteria.

*Property and Equipment, Net.* Property and equipment totaled $6.5 million as of December 31, 2006 and have estimated lives ranging from three to ten years, and are stated at cost less accumulated depreciation and amortization. Depreciation is determined in amounts sufficient to charge the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the straight-line method.

**Balance Sheet Analysis – Financing Arrangements**

*Financing Arrangements, Mortgage Loans Held for Sale/for Investment.* We had debt outstanding on our financing facilities which finance our mortgage loans held for sale of $173.0 million at December 31, 2006 as compared to $225.2 million at December 31, 2005. As of December 31, 2006, the current weighted average borrowing rate on these financing facilities is 5.93%. The fluctuations in mortgage loans held for sale and short-term borrowings are dependent on loans we have originated during the period as well as loans we have sold outright.

*Financing Arrangements, Portfolio Investments.* We have arrangements to enter into repurchase agreements with 23 different financial institutions having a total line capacity of $5.1 billion. As of December 31, 2006 and December 31, 2005, there were $0.8 billion and $1.2 billion, respectively, of repurchase borrowings outstanding. Our repurchase agreements typically have terms of 30 days. As of December 31, 2006, the current weighted average borrowing rate on these financing facilities is 5.37%.

*Collateralized Debt Obligations.* There were no new securitization transactions accounted for as a financing during 2006. On December 20, 2005 we issued CDOs secured by ARM loans and restricted cash placed as collateral for prefunded loans which will be replaced by ARM loans within 30 days. For financial reporting purposes, the ARM loans and restricted cash held as collateral are recorded as assets of the Company and the CDO is recorded as the Company's debt. The transaction includes interest rate caps and are held by the trust and recorded as an asset or liability of the Company. The interest rate cap limits the interest rate exposure on these transactions. As of December 31, 2006 we have CDO outstanding of $197.4 million with an average interest rate of 5.72%.

*Subordinated Debentures.* As of December 31, 2006, we have trust preferred securities outstanding of $45.0 million. The securities are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities are classified as subordinated debentures in the liability section of the Company's consolidated balance sheet.

$25.0 million of our subordinated debentures have a floating interest rate equal to three-month LIBOR plus 3.75%, resetting quarterly (9.12% at December 31, 2006). These securities mature on March 15, 2035 and may be called at par by the Company any time after March 15, 2010. NYMC entered into an interest rate cap agreement to limit the maximum interest rate cost of the trust preferred securities to 7.5%. The term of the interest rate cap agreement is five years and resets quarterly in conjunction with the reset periods of the trust preferred securities.

$20 million of our subordinated debentures have a fixed interest rate equal to 8.35% up to and including July 30, 2010, at which point the interest rate is converted to a floating rate equal to one-month LIBOR plus 3.95% until maturity. The securities mature on October 30, 2035 and may be called at par by the Company any time after October 30, 2010.

*Derivative Assets and Liabilities.* We generally hedge only the risk related to changes in the benchmark interest rate used in the variable rate index, usually a London Interbank Offered Rate, known as LIBOR, or a U.S. Treasury rate.

In order to reduce these risks, we enter into interest rate swap agreements whereby we receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. We also enter into interest rate cap agreements whereby, in exchange for a fee, we are reimbursed for interest paid in excess of a contractually specified capped rate.

Derivative financial instruments contain credit risk to the extent that the institutional counterparties may be unable to meet the terms of the agreements. We minimize this risk by using multiple counterparties and limiting our counterparties to major financial institutions with good credit ratings. In addition, we regularly monitor the potential risk of loss with any one party resulting from this type of credit risk. Accordingly, we do not expect any material losses as a result of default by other parties.

We enter into derivative transactions solely for risk management purposes. The decision of whether or not a given transaction (or portion thereof) is hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including the financial impact on income and asset valuation and the restrictions imposed on REIT hedging activities by the Internal Revenue Code, among others. In determining whether to hedge a risk, we may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as a hedge are entered into with a view towards minimizing the potential for economic losses that could be incurred by us. Generally, all derivatives entered into are intended to qualify as hedges in accordance with GAAP, unless specifically precluded under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. To this end, terms of the hedges are matched closely to the terms of hedged items.

We have also developed risk management programs and processes designed to manage market risk associated with normal mortgage banking and mortgage-backed securities investment activities.

In the normal course of our mortgage loan origination business, we enter into contractual interest rate lock commitments, or IRLCs, to extend credit to finance residential mortgages. These commitments, which contain fixed expiration dates, become effective when eligible borrowers lock-in a specified interest rate within time frames established by our origination, credit and underwriting practices. Interest rate risk arises if interest rates change between the time of the lock-in of the rate by the borrower and the sale of the loan.

To mitigate the effect of the interest rate risk inherent in issuing an IRLC from the lock-in date to the funding date of a loan, we generally enter into forward sale loan contracts, or FSLCs. Once a loan has been funded, our risk management objective for our mortgage loans held for sale is to protect earnings from an unexpected charge due to a decline in value of such mortgage loans. Our strategy is to engage in a risk management program involving the designation of FSLCs (the same FSLCs entered into at the time of the IRLC) to hedge most of our mortgage loans held for sale.

The following table summarizes the estimated fair value of derivative assets and liabilities as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| **Derivative Assets:** | | |
| Continuing Operations: | | |
| Interest rate caps | $ 1,045 | $ 2,163 |
| Interest rate swaps | 621 | 6,383 |
| **Total derivative assets, continuing operations** | 1,666 | 8,546 |
| Discontinued Operation: | | |
| Interest rate caps | 966 | 1,177 |
| Forward loan sale contracts – loan commitments | 48 | — |
| Forward loan sale contracts – mortgage loans held for sale | 39 | — |
| Forward loan sale contracts – TBA securities | 84 | — |
| Interest rate lock commitments – loan commitments | — | 123 |
| **Total derivative assets, discontinued operation** | 1,137 | 1,300 |
| **Total derivative assets** | $ 2,803 | $ 9,846 |
| **Derivative liabilities:** | | |
| Discontinued Operation: | | |
| Forward loan sale contracts – loan commitments | $ — | $ (38) |
| Forward loan sale contracts – mortgage loans held for sale | — | (18) |
| Forward loan sale contracts – TBA securities | — | (324) |
| Interest rate lock commitments – loan commitments | (118) | — |
| Interest rate lock commitments – mortgage loans held for sale | (98) | (14) |
| **Total derivative liabilities, discontinued operation** | $ (216) | $ (394) |

**Balance Sheet Analysis – Stockholders' Equity**

Stockholders' equity at December 31, 2006 was $71.6 million and included $4.4 million of net unrealized losses on available for sale securities and cash flow hedges presented as accumulated other comprehensive income.

**Securitizations**

*NYMT 2006-1.* During the twelve month period ended December 31, 2006, we completed the securitization of approximately $277.4 million of high-credit quality, first-lien, adjustable rate mortgage and hybrid adjustable rate mortgages. We accounted for this securitization as a non-recourse sale in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The amount of each class of notes, together with the interest rate and credit ratings for each class are set forth below (dollar amounts in thousands):

| Class | Approximate Principal Amount | Interest Rate (%) | Moody's/Fitch Rating |
|---|---|---|---|
| 1-A-1 | $ 6,726 | 5.648 | Aaa/AAA |
| 2-A-1 | 148,906 | 5.673 | Aaa/AAA |
| 2-A-2 | 20,143 | 5.673 | Aaa/AAA |
| 2-A-3 | 65,756 | 5.673 | Aaa/AAA |
| 2-A-4 | 9,275 | 5.673 | Aa1/AAA |
| 3-A-1 | 16,055 | 5.855 | Aaa/AAA |
| B-1 | 3,746 | 5.683 | Aa2/AA |
| B-2 | 2,497 | 5.683 | A2/A |
| B-3 | 1,525 | 5.683 | Baa2/BBB |
| B-4 | 1,387 | 5.683 | NR/BB |
| B-5 | 694 | 5.683 | NR/B |
| B-6 | $ 693 | 5.683 | NR |

NR-such rating agency has not been asked to rate these certificates.

During 2005, we completed three CDO transactions in which we securitized $896.9 million of our residential mortgage loans into a series of multi-class adjustable rate securities. In the first two CDOs, we elected to retain 100% of the resultant securities and finance them through repurchase agreements. The creation of mortgage-backed securities of our mortgage loans in this manner provides an asset with better liquidity and longer-term financing at better rates as opposed to financing whole loans through warehouse lines. Beginning with our third CDO of self-originated mortgage loans in December 2005, $235 million of ARM loans were permanently financed through the issuance of securities to third parties. Because we did not retain all of the resultant securities as in prior CDOs, this securitization eliminated the risk of short-term financing (eliminating the asset to liability duration gap) and the mark-to-market pricing risk inherent in financing through repurchase agreements or warehouse lines of credit; as a result of this permanent financing we are not subject to margin calls.

We did not account for these securitizations as sales because the transactions are secured borrowings under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A summary of the three CDOs completed in 2005 follows.

New York Mortgage Trust 2005-1. February 25, 2005 - securitization of approximately $419.0 million of high-credit quality, first-lien, adjustable rate mortgage and hybrid adjustable rate mortgages. The amount of each class of notes, together with the interest rate and credit ratings for each class as rated by S&P, are set forth below (dollar amounts in thousands):

| Class | Approximate Principal Amount | Interest Rate | S&P Rating |
|---|---|---|---|
| A | $ 391,761 | LIBOR + 27bps | AAA |
| M-1 | $ 18,854 | LIBOR + 50bps | AA |
| M-2 | $ 6,075 | LIBOR + 85bps | A |

At the time of securitization, the weighted average loan-to-value of the mortgage loans in the trust was approximately 68.8% and the weighted average FICO score was approximately 729. The weighted average current loan rate of the pool of mortgage loans is approximately 5.36% and the weighted average maximum loan rate (after periodic rate resets) is 10.62%, and weighted average months to roll of 17months with 64% rolling in 6 months.

*New York Mortgage Trust 2005-2.* July 29, 2005 - securitization of approximately $242.9 million of high-credit quality, first-lien, adjustable rate mortgage and hybrid adjustable rate mortgages. The amount of each class of notes, together with the interest rate and credit ratings for each class as rated by S&P, are set forth below (dollar amounts in thousands):

| Class | | Approximate Principal Amount | Interest Rate | S&P Rating |
|---|---|---|---|---|
| A | $ | 217,126 | LIBOR + 33bps | AAA |
| M-1 | $ | 16,029 | LIBOR + 60bps | AA |
| M-2 | $ | 6,314 | LIBOR + 100bps | A |

At the time of securitization, the weighted average loan-to-value of the mortgage loans in the trust was approximately 69.8% and the weighted average FICO score was approximately 736. The weighted average current loan rate of the pool of mortgage loans is approximately 5.46% and the weighted average maximum loan rate (after periodic rate resets) is 11.22%.

*New York Mortgage Trust 2005-3.* December 20, 2005 - securitization of approximately $235.0 million of high-credit quality, first-lien, adjustable rate mortgage and hybrid adjustable rate mortgages. The amount of each class of notes, together with the interest rate and credit ratings for each class as rated by S&P and Moody's, are set forth below (dollar amounts in thousands):

| Class | | Approximate Principal Amount | Interest Rate | S&P/Moody's Rating |
|---|---|---|---|---|
| A-1 | $ | 70,000 | LIBOR + 24bps | AAA / Aaa |
| A-2 | $ | 98,267 | LIBOR + 23bps | AAA / Aaa |
| A-3 | $ | 10,920 | LIBOR + 32bps | AAA / Aaa |
| M-1 | $ | 25,380 | LIBOR + 45bps | AA+ / Aa2 |
| M-2 | $ | 24,088 | LIBOR + 68bps | AA / A2 |

At the time of securitization, the weighted average loan-to-value of the mortgage loans in the Trust was approximately 69.5% and the weighted average FICO score was approximately 732. The weighted average current loan rate of the pool of mortgage loans is approximately 5.79% and the weighted average maximum loan rate (after periodic rate resets) is 11.58%.

### Prepayment Experience

The cumulative prepayment rate ("CPR") on our mortgage loan portfolio averaged approximately 19% during 2006 as compared to 27% during 2005. CPRs on our purchased portfolio of investment securities averaged approximately 16% while the CPRs on loans held for investment or held in our securitization trusts averaged approximately 22% during 2006. When prepayment expectations over the remaining life of assets increase, we have to amortize premiums over a shorter time period resulting in a reduced yield to maturity on our investment assets. Conversely, if prepayment expectations decrease, the premium would be amortized over a longer period resulting in a higher yield to maturity. We monitor our prepayment experience on a monthly basis and adjust the amortization of our net premiums accordingly.

### Results of Operations

Our results of operations for our mortgage portfolio management segment during a given period typically reflect the net interest spread earned on our investment portfolio of residential mortgage loans and mortgage-backed securities. The net interest spread is impacted by factors such as our cost of financing, the interest rate our investments are earning and our interest hedging strategies. Furthermore, the cost of originating loans held in our portfolio, the amount of premium or discount paid on purchased portfolio investments and the prepayment rates on portfolio investments will impact the net interest spread as such factors will be amortized over the expected term of such investments.

Our results of operations for our mortgage lending segment during a given period typically reflect the total volume of loans originated and closed by us during that period. The volume of closed loan originations generated by us in any period is impacted by a variety of factors. These factors include:

- The demand for new mortgage loans. Reduced demand for mortgage loans causes closed loan origination volume to decline. Demand for new mortgage loans is directly impacted by current interest rate trends and other economic conditions. Rising interest rates tend to reduce demand for new mortgage loans, particularly loan refinancings, and falling interest rates tend to increase demand for new mortgage loans, particularly loan refinancings.
- Loan refinancing and home purchase trends. As discussed above, the volume of loan refinancings tends to increase following declines in interest rates and to decrease when interest rates rise. The volume of home purchases is also affected by interest rates, although to a lesser extent than refinancing volume. Home purchase trends are also affected by other economic changes such as inflation, improvements in the stock market, unemployment rates and other similar factors.
- Seasonality. Historically, according to the MBA, loan originations during late November, December, January and February of each year are typically lower than during other months in the year due, in part, to inclement weather, fewer business days (due to holidays and the short month of February), and the fact that home buyers tend to purchase homes during the warmer months of the year. As a result, loan volumes tend to be lower in the first and fourth quarters of a year than in the second and third quarters.
- Occasional spikes in volume resulting from isolated events. Mortgage lenders may experience spikes in loan origination volume from time to time due to non-recurring events or transactions, such as a large mass closing of a condominium project for which a bulk end-loan commitment was negotiated.

In its February 12, 2007 Mortgage Finance Forecast, the MBA estimated that closed loan originations in the industry declined to $3.03 trillion in 2005 and $2.51 trillion in 2006. Although not forecast, a decline in the overall volume of closed loan originations may have a negative effect on our loan origination volume and net income.

The volume and cost of our loan production is critical to our financial results. The loans we produce generate gains as they are sold to third parties. Loans we retain for securitization serve as collateral for our mortgage securities. We do not recognize gain on sale income on loans originated by us and retained in our investment portfolio as they are recorded at cost and will generate revenues through their maturity and ultimate repayment. As the cost basis of a retained loan is typically lower than loans purchased from third parties or already placed in a securitization, we would expect an incremental yield increase on these loans relative to their purchased counterparts.

The cost of our production is also critical to our financial results as it is a significant factor in the gains we recognize. In addition, the type of loan production is an important factor in recognizing gain on sale premiums. Beginning near the end of the first quarter of 2004, our volume of FHA loans increased. Generally, FHA loans have lower average balances and FICO scores which are reflected in the statistics above. All FHA loans are currently and will be in the future sold or brokered to third parties. The following table summarizes our loan production for each quarter of 2006, 2005 and 2004.

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **2006:** | | | | | | | |
| *Fourth Quarter* | | | | | | | |
| ARM | 647 | $ 218.2 | 37.3% | 7.10% | $337,270 | 73.5 | 699 |
| Fixed-rate | 1,609 | 353.7 | 60.4% | 7.14% | 219,835 | 75.8 | 712 |
| **Subtotal-non-FHA** | **2,256** | **571.9** | **97.7%** | **7.13%** | **253,514** | **74.9** | **707** |
| FHA – ARM | — | — | — | — | — | — | — |
| FHA – fixed-rate | 83 | 13.7 | 2.3% | 6.42% | 164,723 | 94.6 | 650 |
| **Subtotal – FHA** | **83** | **13.7** | **2.3%** | **6.42%** | **164,723** | **94.6** | **650** |
| Total ARM | 647 | 218.2 | 37.3% | 7.10% | 337,270 | 73.5 | 699 |
| Total fixed-rate | 1,692 | 367.4 | 62.7% | 7.11% | 217,132 | 76.5 | 709 |
| **Total Originations** | **2,339** | **$ 585.6** | **100.0%** | **7.11%** | **$250,364** | **75.4** | **706** |
| Purchase mortgages | 1,350 | $ 306.0 | 52.3% | 7.22% | $226,633 | 80.2 | 720 |
| Refinancings | 906 | 265.9 | 45.4% | 7.02% | 293,570 | 68.8 | 693 |
| **Subtotal-non-FHA** | **2,256** | **571.9** | **97.7%** | **7.13%** | **253,514** | **74.9** | **707** |
| FHA – purchase | 71 | 11.3 | 1.9% | 6.35% | 159,550 | 96.9 | 661 |
| FHA – refinancings | 12 | 2.4 | 0.4% | 6.74% | 195,333 | 83.4 | 597 |
| **Subtotal – FHA** | **83** | **13.7** | **2.3%** | **6.42%** | **164,723** | **94.6** | **650** |
| Total purchase | 1,421 | 317.3 | 54.2% | 7.19% | 223,281 | 80.8 | 717 |
| Total refinancings | 918 | 268.3 | 45.8% | 7.02% | 292,286 | 69.0 | 692 |
| **Total Originations** | **2,339** | **$ 585.6** | **100.0%** | **7.11%** | **$250,364** | **75.4** | **706** |
| *Third Quarter* | | | | | | | |
| ARM | 794 | $ 237.6 | 39.4% | 7.27% | $299,209 | 72.8 | 704 |
| Fixed-rate | 1,709 | 351.1 | 58.2% | 7.48% | 205,433 | 75.6 | 711 |
| **Subtotal-non-FHA** | **2,503** | **588.7** | **97.6%** | **7.39%** | **235,180** | **74.5** | **708** |
| FHA – ARM | 3 | 1.2 | 0.2% | 6.06% | 423,701 | 96.1 | 681 |
| FHA – fixed-rate | 82 | 12.9 | 2.2% | 6.61% | 157,096 | 96.1 | 652 |
| **Subtotal – FHA** | **85** | **14.1** | **2.4%** | **6.56%** | **166,506** | **95.7** | **654** |
| Total ARM | 797 | 238.8 | 39.6% | 7.27% | 299,678 | 72.9 | 704 |
| Total fixed-rate | 1,791 | 364.0 | 60.4% | 7.45% | 203,220 | 76.4 | 709 |
| **Total Originations** | **2,588** | **$ 602.8** | **100.0%** | **7.38%** | **$232,925** | **75.0** | **707** |
| Purchase mortgages | 1,594 | $ 352.6 | 58.5 | 7.47% | $221,215 | 79.0 | 718 |
| Refinancings | 909 | 236.1 | 39.1 | 7.28% | 259,670 | 67.8 | 693 |
| **Subtotal-non-FHA** | **2,503** | **588.7** | **97.6%** | **7.39%** | **235,180** | **74.5** | **708** |
| FHA – purchase | 70 | 11.9 | 2.0 | 6.50% | 170,453 | 96.5 | 664 |
| FHA – refinancings | 15 | 2.2 | 0.4 | 6.84% | 148,087 | 91.4 | 604 |
| **Subtotal – FHA** | **85** | **14.1** | **2.4** | **6.56%** | **166,506** | **95.7** | **654** |
| Total purchase | 1,664 | 364.5 | 60.5 | 7.44% | 219,079 | 79.5 | 716 |
| Total refinancings | 924 | 238.3 | 39.5 | 7.27% | 257,858 | 68.0 | 692 |
| **Total Originations** | **2,588** | **$ 602.8** | **100.0%** | **7.38%** | **$232,925** | **75.0** | **707** |
| *Second Quarter* | | | | | | | |
| ARM | 1,021 | $ 352.4 | 47.5% | 6.83% | $345,116 | 72.2 | 711 |
| Fixed-rate | 1,687 | 358.8 | 48.4% | 7.21% | 212,710 | 75.1 | 713 |
| **Subtotal-non-FHA** | **2,708** | **711.2** | **95.9%** | **7.02%** | **262,631** | **73.7** | **712** |
| FHA – ARM | 7 | 1.7 | 0.2% | 5.60% | 242,250 | 95.8 | 608 |
| FHA – fixed-rate | 170 | 28.9 | 3.9% | 6.32% | 169,950 | 93.3 | 662 |
| **Subtotal – FHA** | **177** | **30.6** | **4.1%** | **6.28%** | **172,809** | **93.4** | **659** |
| Total ARM | 1,028 | 354.1 | 47.7% | 6.82% | 344,415 | 72.3 | 711 |
| Total fixed-rate | 1,857 | 387.7 | 52.3% | 7.14% | 208,795 | 76.5 | 709 |
| **Total Originations** | **2,885** | **$ 741.8** | **100.0%** | **6.99%** | **$257,120** | **74.5** | **710** |

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average | |
|---|---|---|---|---|---|---|---|
| | | | | | | LTV | FICO |
| Purchase mortgages | 1,792 | $ 434.7 | 58.6% | 7.10% | $242,591 | 78.7 | 720 |
| Refinancings | 916 | 276.5 | 37.3% | 6.89% | 301,836 | 65.8 | 698 |
| **Subtotal-non-FHA** | **2,708** | **711.2** | **95.9%** | **7.02%** | **262,631** | **73.7** | **712** |
| FHA – purchase | 108 | 19.2 | 2.6% | 6.23% | 178,164 | 96.6 | 669 |
| FHA – refinancings | 69 | 11.4 | 1.5% | 6.38% | 164,429 | 88.0 | 642 |
| **Subtotal – FHA** | **177** | **30.6** | **4.1%** | **6.28%** | **172,809** | **93.4** | **659** |
| Total purchase | 1,900 | 453.9 | 61.2% | 7.07% | 238,929 | 79.4 | 718 |
| Total refinancings | 985 | 287.9 | 38.8% | 6.87% | 292,210 | 66.7 | 696 |
| **Total Originations** | **2,885** | **$ 741.8** | **100.0%** | **6.99%** | **$257,120** | **74.5** | **710** |
| *First Quarter* | | | | | | | |
| ARM | 924 | $ 290.6 | 47.3% | 6.71% | $314,555 | 71.6 | 705 |
| Fixed-rate | 1,442 | 299.2 | 48.8% | 7.06% | 207,519 | 73.3 | 712 |
| **Subtotal-non-FHA** | **2,366** | **589.8** | **96.1%** | **6.89%** | **249,320** | **72.5** | **709** |
| FHA – ARM | 2 | 0.5 | 0.1% | 5.57% | 228,253 | 93.0 | 646 |
| FHA – fixed-rate | 142 | 23.5 | 3.8% | 6.13% | 165,161 | 92.7 | 650 |
| **Subtotal – FHA** | **144** | **24.0** | **3.9%** | **6.12%** | **166,037** | **92.7** | **650** |
| Total ARM | 926 | 291.1 | 47.4% | 6.71% | 314,369 | 71.7 | 705 |
| Total fixed-rate | 1,584 | 322.7 | 52.6% | 6.99% | 203,722 | 74.7 | 708 |
| **Total Originations** | **2,510** | **$ 613.8** | **100.0%** | **6.86%** | **$244,542** | **73.2** | **706** |
| Purchase mortgages | 1,430 | $ 335.5 | 54.7% | 6.94% | $234,600 | 77.2 | 722 |
| Refinancings | 936 | 254.3 | 41.4% | 6.81% | 271,809 | 66.2 | 692 |
| **Subtotal-non-FHA** | **2,366** | **589.8** | **96.1%** | **6.89%** | **249,320** | **72.5** | **709** |
| FHA – purchase | 70 | 12.7 | 2.1% | 6.07% | 181,325 | 96.4 | 655 |
| FHA – refinancings | 74 | 11.3 | 1.8% | 6.17% | 151,576 | 88.6 | 645 |
| **Subtotal – FHA** | **144** | **24.0** | **3.9%** | **6.12%** | **166,037** | **92.7** | **650** |
| Total purchase | 1,500 | 348.2 | 56.7% | 6.91% | 232,144 | 77.9 | 719 |
| Total refinancings | 1,010 | 265.6 | 43.3% | 6.78% | 263,000 | 67.1 | 690 |
| **Total Originations** | **2,510** | **$ 613.8** | **100.0%** | **6.86%** | **$244,542** | **73.2** | **706** |
| **2005:** | | | | | | | |
| *Fourth Quarter* | | | | | | | |
| ARM | 1,321 | $ 452.5 | 55.0% | 6.33% | $342,551 | 71.9 | 700 |
| Fixed-rate | 1,617 | 343.7 | 41.8% | 6.79% | 212,524 | 72.2 | 712 |
| **Subtotal-non-FHA** | **2,938** | **796.2** | **96.8%** | **6.53%** | **270,987** | **72.1** | **705** |
| FHA – ARM | 1 | 0.2 | 0.0% | 5.80% | 157,545 | 84.6 | 655 |
| FHA – fixed-rate | 194 | 26.5 | 3.2% | 6.06% | 136,820 | 93.5 | 639 |
| **Subtotal – FHA** | **195** | **26.7** | **3.2%** | **6.06%** | **136,927** | **93.4** | **639** |
| Total ARM | 1,322 | 452.7 | 55.0% | 6.33% | 342,411 | 72.0 | 700 |
| Total fixed-rate | 1,811 | 370.2 | 45.0% | 6.74% | 204,414 | 73.7 | 707 |
| **Total Originations** | **3,133** | **$ 822.9** | **100.0%** | **6.52%** | **$262,643** | **72.7** | **703** |

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Purchase mortgages | 1,949 | $ 426.8 | 51.9% | 6.73% | $218,995 | 78.5 | 716 |
| Refinancings | 989 | 369.4 | 44.9% | 6.29% | 373,447 | 64.5 | 692 |
| **Subtotal-non-FHA** | **2,938** | **796.2** | **96.8%** | **6.53%** | **270,987** | **72.1** | **705** |
| FHA – purchase | 38 | 6.1 | 0.7% | 6.40% | 161,278 | 97.4 | 649 |
| FHA – refinancings | 157 | 20.6 | 2.5% | 5.95% | 131,033 | 92.1 | 636 |
| **Subtotal – FHA** | **195** | **26.7** | **3.2%** | **6.06%** | **136,927** | **93.4** | **639** |
| Total purchase | 1,987 | 433.0 | 52.6% | 6.72% | 217,891 | 78.8 | 715 |
| Total refinancings | 1,146 | 389.9 | 47.4% | 6.28% | 340,237 | 66.0 | 689 |
| **Total Originations** | **3,133** | **$ 822.9** | **100.0%** | **6.52%** | **$262,643** | **72.7** | **703** |
| *Third Quarter* | | | | | | | |
| ARM | 1,727 | $ 513.3 | 51.2% | 6.10% | $297,213 | 73.8 | 705 |
| Fixed-rate | 1,946 | 392.2 | 39.1% | 6.43% | 201,537 | 73.2 | 717 |
| **Subtotal-non-FHA** | **3,673** | **905.5** | **90.3%** | **6.25%** | **246,522** | **73.5** | **710** |
| FHA – ARM | 4 | 0.8 | 0.1% | 5.80% | 217,202 | 94.7 | 642 |
| FHA – fixed-rate | 700 | 95.9 | 9.6% | 5.72% | 136,954 | 92.9 | 633 |
| **Subtotal – FHA** | **704** | **96.7** | **9.7%** | **5.72%** | **137,410** | **93.0** | **633** |
| Total ARM | 1,731 | 514.1 | 51.3% | 6.10% | 297,028 | 73.8 | 705 |
| Total fixed-rate | 2,646 | 488.1 | 48.7% | 6.29% | 184,451 | 77.1 | 700 |
| **Total Originations** | **4,377** | **$ 1,002.2** | **100.0%** | **6.19%** | **$228,973** | **75.4** | **703** |
| Purchase mortgages | 2,568 | $ 558.1 | 55.7% | 6.39% | $217,314 | 78.1 | 719 |
| Refinancings | 1,105 | 347.4 | 34.6% | 6.01% | 314,402 | 66.2 | 696 |
| **Subtotal-non-FHA** | **3,673** | **905.5** | **90.3%** | **6.25%** | **246,522** | **73.5** | **710** |
| FHA – purchase | 71 | 11.7 | 1.2% | 6.05% | 165,045 | 96.3 | 659 |
| FHA – refinancings | 633 | 85.0 | 8.5% | 5.67% | 134,310 | 92.5 | 630 |
| **Subtotal – FHA** | **704** | **96.7** | **9.7%** | **5.72%** | **137,410** | **93.0** | **633** |
| Total purchase | 2,639 | 569.8 | 56.9% | 6.38% | 215,908 | 78.5 | 718 |
| Total refinancings | 1,738 | 432.4 | 43.1% | 5.94% | 248,811 | 71.4 | 683 |
| **Total Originations** | **4,377** | **$ 1,002.2** | **100.0%** | **6.19%** | **$228,973** | **75.4** | **703** |
| *Second Quarter* | | | | | | | |
| ARM | 1,839 | $ 537.9 | 57.2% | 5.90% | $292,482 | 72.7 | 709 |
| Fixed-rate | 1,777 | 337.1 | 35.9% | 6.47% | 189,732 | 72.7 | 718 |
| **Subtotal-non-FHA** | **3,616** | **875.0** | **93.1%** | **6.12%** | **241,988** | **72.7** | **712** |
| FHA – ARM | 30 | 4.8 | 0.5% | 5.34% | 159,088 | 93.7 | 611 |
| FHA – fixed-rate | 449 | 59.9 | 6.4% | 5.97% | 133,408 | 92.6 | 624 |
| **Subtotal – FHA** | **479** | **64.7** | **6.9%** | **5.92%** | **135,016** | **92.7** | **623** |
| Total ARM | 1,869 | 542.7 | 57.8% | 5.89% | 290,341 | 72.8 | 708 |
| Total fixed-rate | 2,226 | 397.0 | 42.2% | 6.39% | 178,371 | 75.7 | 704 |
| **Total Originations** | **4,095** | **$ 939.7** | **100.0%** | **6.10%** | **$229,475** | **74.0** | **706** |

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Purchase mortgages | | | | 6.21% | $221,657 | 76.4 | 720 |
| Refinancings | 964 | 287.2 | 30.5% | 5.94% | 297,918 | 65.1 | 695 |
| **Subtotal-non-FHA** | **3,616** | **875.0** | **93.1%** | **6.12%** | **241,988** | **72.7** | **712** |
| FHA – purchase | 85 | 13.9 | 1.5% | 5.99% | 163,693 | 96.3 | 644 |
| FHA – refinancings | 394 | 50.8 | 5.4% | 5.91% | 128,829 | 91.7 | 617 |
| **Subtotal – FHA** | **479** | **64.7** | **6.9%** | **5.92%** | **135,016** | **92.7** | **623** |
| Total purchase | 2,737 | 601.7 | 64.0% | 6.20% | 219,857 | 76.8 | 719 |
| Total refinancings | 1,358 | 338.0 | 36.0% | 5.93% | 248,860 | 69.1 | 684 |
| **Total Originations** | **4,095** | **$ 939.7** | **100.0%** | **6.10%** | **$228,973** | **74.0** | **706** |
| *First Quarter* | | | | | | | |
| ARM | 1,313 | $ 355.3 | 52.8% | 5.61% | $270,603 | 72.7 | 708 |
| Fixed-rate | 1,274 | 247.8 | 36.9% | 6.31% | 194,541 | 71.4 | 719 |
| **Subtotal-non-FHA** | **2,587** | **603.1** | **89.7%** | **5.90%** | **233,145** | **72.2** | **712** |
| FHA – ARM | 59 | 9.5 | 1.4% | 5.10% | 160,093 | 93.8 | 648 |
| FHA – fixed-rate | 462 | 59.9 | 8.9% | 5.85% | 129,756 | 92.2 | 635 |
| **Subtotal – FHA** | **521** | **69.4** | **10.3%** | **5.75%** | **133,191** | **92.4** | **637** |
| Total ARM | 1,372 | 364.8 | 54.2% | 5.60% | 265,851 | 73.2 | 706 |
| Total fixed-rate | 1,736 | 307.7 | 45.8% | 6.22% | 177,299 | 75.5 | 703 |
| **Total Originations** | **3,108** | **$ 672.5** | **100.0%** | **5.88%** | **$216,390** | **74.3** | **705** |
| Purchase mortgages | 1,717 | $ 365.9 | 54.4% | 6.03% | $213,081 | 76.2 | 723 |
| Refinancings | 870 | 237.2 | 35.3% | 5.69% | 272,743 | 66.0 | 696 |
| **Subtotal-non-FHA** | **2,587** | **603.1** | **89.7%** | **5.90%** | **233,145** | **72.2** | **712** |
| FHA – purchase | 95 | 15.1 | 2.2% | 5.66% | 158,699 | 97.2 | 672 |
| FHA – refinancings | 426 | 54.3 | 8.1% | 5.78% | 127,503 | 91.0 | 627 |
| **Subtotal – FHA** | **521** | **69.4** | **10.3%** | **5.75%** | **133,191** | **92.4** | **637** |
| Total purchase | 1,812 | 381.0 | 56.6% | 6.02% | 210,230 | 77.0 | 721 |
| Total refinancings | 1,296 | 291.5 | 43.4% | 5.71% | 225,002 | 70.7 | 683 |
| **Total Originations** | **3,108** | **$ 672.5** | **100.0%** | **5.88%** | **$216,390** | **74.3** | **705** |
| **2004:** | | | | | | | |
| *Fourth Quarter* | | | | | | | |
| ARM | 1,094 | $ 330.1 | 52.2 % | 5.23 | %$301,765 | 71.1 | 714 |
| Fixed-rate | 956 | 206.8 | 32.7 % | 6.32 | % 216,266 | 72.1 | 714 |
| **Subtotal-non-FHA** | **2,050** | **536.9** | **84.9 %** | **5.65** | **% 261,893** | **71.5** | **714** |
| FHA – ARM | 150 | 19.5 | 3.1 % | 5.20 | % 130,215 | 92.7 | 627 |
| FHA – fixed-rate | 599 | 76.2 | 12.0 % | 6.04 | % 127,281 | 92.0 | 622 |
| **Subtotal – FHA** | **749** | **95.7** | **15.1 %** | **5.87** | **% 127,868** | **92.1** | **623** |
| Total ARM | 1,244 | 349.6 | 55.3 % | 5.23 | % 281,080 | 72.3 | 709 |
| Total fixed-rate | 1,555 | 283.0 | 44.7 % | 6.24 | % 181,988 | 77.5 | 689 |
| **Total Originations** | **2,799** | **$ 632.6** | **100.0 %** | **5.68** | **%$226,029** | **74.6** | **700** |

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Purchase mortgages | 1,426 | $ 353.3 | 55.9 % | 5.65 | %$247,722 | 75.1 | 724 |
| Refinancings | 624 | 183.6 | 29.0 % | 5.65 | % 294,278 | 64.4 | 694 |
| **Subtotal-non-FHA** | **2,050** | **536.9** | **84.9 %** | **5.65** | **% 261,893** | **71.5** | **714** |
| FHA – purchase | 82 | 13.3 | 2.1 % | 5.93 | % 162,494 | 96.4 | 647 |
| FHA – refinancings | 667 | 82.4 | 13.0 % | 5.86 | % 123,611 | 91.4 | 619 |
| **Subtotal – FHA** | **749** | **95.7** | **15.1 %** | **5.87** | **% 127,868** | **92.1** | **623** |
| Total purchase | 1,508 | 366.6 | 57.9 % | 5.66 | % 243,088 | 75.9 | 721 |
| Total refinancings | 1,291 | 266.0 | 42.1 % | 5.71 | % 206,102 | 72.8 | 671 |
| **Total Originations** | **2,799** | **$ 632.6** | **100.0 %** | **5.68** | **%$226,029** | **74.6** | **700** |
| *Third Quarter* | | | | | | | |
| ARM | 692 | $ 208.9 | 50.3% | 5.06% | $301,879 | 70.7 | 718 |
| Fixed-rate | 639 | 145.7 | 35.1% | 6.70% | 228,013 | 71.0 | 714 |
| **Subtotal-non-FHA** | **1,331** | **354.6** | **85.4%** | **5.73%** | **266,416** | **70.8** | **716** |
| FHA – ARM | 52 | 6.8 | 1.6% | 5.29% | 130,769 | 92.2 | 597 |
| FHA – fixed-rate | 429 | 54.0 | 13.0% | 6.33% | 125,874 | 92.2 | 612 |
| **Subtotal – FHA** | **481** | **60.8** | **14.6%** | **6.21%** | **126,403** | **92.2** | **610** |
| Total ARM | 744 | 215.7 | 51.9% | 5.07% | 289,919 | 71.4 | 714 |
| Total fixed-rate | 1,068 | 199.7 | 48.1% | 6.60% | 186,985 | 76.7 | 687 |
| **Total Originations** | **1,812** | **$ 415.4** | **100.0%** | **5.80%** | **$229,249** | **73.9** | **701** |
| Purchase mortgages | 1,019 | $ 265.9 | 64.0% | 5.78% | $260,942 | 73.4 | 725 |
| Refinancings | 312 | 88.7 | 21.4% | 5.59% | 284,295 | 63.1 | 691 |
| **Subtotal-non-FHA** | **1,331** | **354.6** | **85.4%** | **5.73%** | **266,416** | **70.8** | **716** |
| FHA – purchase | 54 | 8.7 | 2.1% | 6.36% | 161,111 | 95.0 | 637 |
| FHA – refinancings | 427 | 52.1 | 12.5% | 6.18% | 122,014 | 91.8 | 605 |
| **Subtotal – FHA** | **481** | **60.8** | **14.6%** | **6.21%** | **126,403** | **92.2** | **610** |
| Total purchase | 1,073 | 274.6 | 66.1% | 5.80% | 255,918 | 74.1 | 722 |
| Total refinancings | 739 | 140.8 | 33.9% | 5.81% | 190,528 | 73.7 | 660 |
| **Total Originations** | **1,812** | **$ 415.4** | **100.0%** | **5.80%** | **$229,249** | **73.9** | **701** |
| *Second Quarter* | | | | | | | |
| ARM | 781 | $ 253.4 | 49.3% | 4.91% | $324,456 | 69.8 | 722 |
| Fixed-rate | 797 | 167.2 | 32.5% | 6.31% | 209,787 | 70.6 | 720 |
| **Subtotal-non-FHA** | **1,578** | **420.6** | **81.8%** | **5.47%** | **266,540** | **70.1** | **721** |
| FHA – ARM | 29 | 4.1 | 0.8% | 4.37% | 141,379 | 93.5 | 653 |
| FHA – fixed-rate | 764 | 89.3 | 17.4% | 5.87% | 116,885 | 91.9 | 655 |
| **Subtotal – FHA** | **793** | **93.4** | **18.2%** | **5.81%** | **117,781** | **92.0** | **654** |
| Total ARM | 810 | 257.5 | 50.1% | 4.90% | 317,901 | 70.1 | 721 |
| Total fixed-rate | 1,561 | 256.5 | 49.9% | 6.16% | 164,318 | 78.0 | 697 |
| **Total Originations** | **2,371** | **$ 514.0** | **100.0%** | **5.53%** | **$216,786** | **74.1** | **709** |

| | Number of Loans | Aggregate Principal Balance ($ in millions) | Percentage of Total Principal | Weighted Average Interest Rate | Average Principal Balance | Weighted Average LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Purchase mortgages | 1,021 | $ 262.7 | 51.1% | 5.46% | $257,297 | 74.8 | 728 |
| Refinancings | 557 | 157.9 | 30.7% | 5.48% | 283,483 | 62.2 | 711 |
| **Subtotal-non-FHA** | **1,578** | **420.6** | **81.8%** | **5.47%** | **266,540** | **70.1** | **721** |
| FHA – purchase | 71 | 10.6 | 2.1% | 6.25% | 149,296 | 96.1 | 633 |
| FHA – refinancings | 722 | 82.8 | 16.1% | 5.75% | 114,681 | 91.4 | 657 |
| **Subtotal – FHA** | **793** | **93.4** | **18.2%** | **5.81%** | **117,781** | **92.0** | **654** |
| Total purchase | 1,092 | 273.3 | 53.2% | 5.49% | 250,275 | 75.6 | 724 |
| Total refinancings | 1,279 | 240.7 | 46.8% | 5.57% | 188,194 | 72.3 | 693 |
| **Total Originations** | **2,371** | **$ 514.0** | **100.0%** | **5.53%** | **$216,786** | **74.1** | **709** |
| *First Quarter* | | | | | | | |
| ARM | 458 | $ 121.8 | 43.0% | 5.55% | $265,982 | 83.8 | 839 |
| Fixed-rate | 578 | 151.8 | 53.5% | 5.43% | 262,547 | 60.1 | 611 |
| **Subtotal-non-FHA** | **1,036** | **273.6** | **96.5%** | **5.48%** | **264,066** | **70.7** | **713** |
| FHA – ARM | — | — | — | — | — | — | — |
| FHA – fixed-rate | 35 | 9.8 | 3.5% | 4.48% | 281,445 | 68.0 | 445 |
| **Subtotal – FHA** | **35** | **9.8** | **3.5%** | **4.48%** | **281,445** | **68.0** | **445** |
| Total ARM | 458 | 121.8 | 43.0% | 5.55% | 265,982 | 83.8 | 839 |
| Total fixed-rate | 613 | 161.6 | 57.0% | 5.38% | 263,626 | 60.6 | 601 |
| **Total Originations** | **1,071** | **$ 283.4** | **100.0%** | **5.45%** | **$264,633** | **70.6** | **703** |
| Purchase mortgages | 623 | $ 164.2 | 57.9% | 5.42% | $263,586 | 74.1 | 711 |
| Refinancings | 413 | 109.4 | 38.6% | 5.58% | 264,789 | 65.5 | 715 |
| **Subtotal-non-FHA** | **1,036** | **273.6** | **96.5%** | **5.48%** | **264,066** | **70.7** | **713** |
| FHA – purchase | 27 | 7.8 | 2.8% | 4.73% | 289,221 | 73.2 | 462 |
| FHA – refinancings | 8 | 2.0 | 0.7% | 3.55% | 255,200 | 48.3 | 380 |
| **Subtotal – FHA** | **35** | **9.8** | **3.5%** | **4.48%** | **281,445** | **68.0** | **445** |
| Total purchase | 650 | 172.0 | 60.7% | 5.39% | 264,651 | 74.1 | 700 |
| Total refinancings | 421 | 111.4 | 39.3% | 5.54% | 264,607 | 65.2 | 708 |
| **Total Originations** | **1,071** | **$ 283.4** | **100.0%** | **5.45%** | **$264,633** | **70.6** | **703** |

Any change in loan origination volume and other operational and financial performance results was primarily dependent on the number of offices and our level of staffing these offices. Our personnel costs are largely variable in that loan origination personnel are paid commissions on loan production volume and the related operations personnel are somewhat variable in terms of have flexibility to scale operations based on volume levels. Our staffing levels also have a high correlation to levels of expense for marketing and promotion, office supplies, data processing, and travel and entertainment expenses. Likewise, the number of offices and branches which we operate has a high correlation to occupancy and equipment expense.

**Other Operational Information**

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| Loan officers | 327 | 329 | (0.6)% | 344 | (4.4)% |
| Other employees | 289 | 473 | (38.9)% | 438 | 8.0% |
| Total employees | 616 | 802 | (23.2)% | 782 | 2.6% |
| Number of sales locations | 47 | 54 | (13.0)% | 66 | (18.2)% |

## Results of Operations – Comparison of Years Ended December 31, 2006, 2005 and 2004

*Net Income – Overview*

**Comparative Net Income**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Net (loss)/income | $ (15,031) | $ (5,340) | (181.5)% | $ 4,947 | (207.9)% |
| EPS (Basic) | $ (0.83) | $ (0.30) | (176.7)% | $ 0.28 | (207.1)% |
| EPS (Diluted) | $ (0.83) | $ (0.30) | (176.7)% | $ 0.27 | (211.1)% |

For the year ended December 31, 2006, we reported net loss of $15.0 million, as compared to net loss of $5.3 million for the year ended December 31, 2005. The increase in net loss is attributable to a reduction in gain on sale income from the mortgage lending segment as well as a reduction in net interest income from the investment portfolio. In addition the mortgage lending segment incurred a $7.4 million charge related to loan loss reserves.

For the year ended December 31, 2005, we reported net loss of $5.3 million, as compared to net income of $4.9 million for the year ended December 31, 2004. The change in net loss is attributed to an increase in gain on sale income and net interest income from our investment portfolio. These gains were offset by the execution of our core business strategy to retain selected originated loans in our portfolio (thus forgoing the gain on sale premiums we would have otherwise received when such loans are sold to third parties), an impairment charge of $7.4 million in the fourth quarter related to $388.3 million of available for sale securities that we now anticipate selling in 2006 in order to rebalance our portfolio with higher yielding assets, one-time severance charges of $3.0 million, and increased expenses incurred for and subsequent to the acquisition of multiple retail loan origination locations during 2004.

**Comparative Net Interest Income**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Interest income | $ 64,881 | $ 62,725 | 3.4% | $ 20,394 | 207.6% |
| Interest expense | 60,097 | 49,852 | 20.6% | 12,470 | 299.8% |
| Net interest income | $ 4,784 | $ 12,873 | (62.8)% | $ 7,924 | 62.5% |

Net interest income was $4.8 million, $12.9 million and $7.9 million for the years ended December 31, 2006, 2005 and 2004. Net interest income decreased by $8.1 million in 2006 from 2005. The change was primarily due to an increase interest expense without the corresponding increase in interest income on the portfolio assets. In addition, the amount invested in the investment securities portfolio and mortgage loans held in securitization trust decreased by approximately $416.0 million as compared to December 31, 2005.

Net interest income increased by $5.0 million from 2004 to 2005 and was primarily due to an increase in portfolio assets as the Company continued to implement its investment strategy following the IPO in 2004. In addition, the Company raised $45 million in subordinated debt during 2005 that allowed the Company to increase the portfolio.

### *Revenues*

*Net Interest Income.* The following table summarizes the changes in net interest income for 2006, 2005 and 2004:

**Yields Earned on Mortgage Loans and Securities and Rates on Financial Arrangements**

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance ($ Millions) | Amount | Yield/ Rate | Average Balance ($ Millions) | Amount | Yield/ Rate | Average Balance ($ Millions) | Amount | Yield/ Rate |
| | | | | (dollar amounts in thousands) | | | | | |
| **Interest income:** | | | | | | | | | |
| Investment securities and loans held in the securitization trusts... | $ 1,266.4 | $ 66,973 | 5.29% | $ 1,347.4 | $ 60,988 | 4.53% | $ 1,006.8 | $ 21,338 | 4.24% |
| Loans held for investment ...... | — | — | —% | 145.7 | 7,778 | 5.34% | 32.9 | 723 | 4.09 % |
| Amortization of net premium........ | 5.9 | $ (2,092) | (0.16)% | $ 14.7 | $ (6,041) | (0.42)% | $ 11.5 | $ (1,667) | (0.46)% |
| Interest income .... | $ 1,272.3 | $ 64,881 | 5.13% | $ 1,507.8 | $ 62,725 | 4.16% | $ 1,051.2 | $ 20,394 | 3.89% |
| **Interest expense:** | | | | | | | | | |
| Investment securities and loans held in the securitization trusts .. | $ 1,201.2 | $ 56,553 | 4.64% | $ 1,283.3 | $ 42,001 | 3.23% | $ 930.1 | $ 11,982 | 2.57% |
| Loans held for investment ...... | — | — | — | 142.7 | 5,847 | 4.04% | 32.7 | 488 | 2.72% |
| Subordinated debentures ...... | 45.0 | 3,544 | 7.77% | 26.6 | 2,004 | 7.54% | — | — | — |
| Interest expense.... | $ 1,246.2 | $ 60,097 | 4.76% | $ 1,452.6 | $ 49,852 | 3.39% | $ 962.8 | $ 12,470 | 2.58% |
| Net interest income. . | $ 26.1 | $ 4,784 | 0.37% | $ 55.2 | $ 12,873 | 0.77% | $ 88.4 | $ 7,924 | 1.31% |

For our portfolio investments of investment securities, mortgage loans held for investments and loans held in securitization trusts, our net interest spread for each quarter since we began our portfolio investment activities follows:

| As of the Quarter Ended | Average Interest Earning Assets ($ millions) | Weighted Average Coupon | Weighted Average Yield on Interest Earning Assets | Cost of Funds | Net Interest Spread |
|---|---|---|---|---|---|
| December 31, 2006 .................. | $ 1,111.0 | 5.53% | 5.35% | 5.26% | 0.09% |
| September 30, 2006.................. | $ 1,287.6 | 5.50% | 5.28% | 5.12% | 0.16% |
| June 30, 2006 ...................... | $ 1,217.9 | 5.29% | 5.08% | 4.30% | 0.78% |
| March 31, 2006...................... | $ 1,478.6 | 4.85% | 4.75% | 4.04% | 0.71% |
| December 31, 2005 .................. | $ 1,499.0 | 4.84% | 4.43% | 3.81% | 0.62% |
| September 30, 2005.................. | $ 1,494.0 | 4.69% | 4.08% | 3.38% | 0.70% |
| June 30, 2005 ...................... | $ 1,590.0 | 4.50% | 4.06% | 3.06% | 1.00% |
| March 31, 2005...................... | $ 1,447.9 | 4.39% | 4.01% | 2.86% | 1.15% |
| December 31, 2004 .................. | $ 1,325.7 | 4.29% | 3.84% | 2.58% | 1.26% |
| September 30, 2004.................. | $ 776.5 | 4.04% | 3.86% | 2.45% | 1.41% |

**Comparative Expenses**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Salaries, commissions and benefits ............ | $ 714 | $ 1,934 | (63.1)% | $ 382 | 406.3% |
| Professional fees .......................... | 598 | 853 | (30.0) | 149 | 472.5% |
| Depreciation and amortization ............... | 276 | 171 | 61.4 | 1 | 17,000% |
| Other .................................. | $ 82 | $ 1,011 | (91.9)% | $ 45 | 2146.6% |

The 63.1% decrease in salaries from December 31, 2005 was primarily due to the severance paid to an executive who left the Company during 2005. Professional fees decreased by $255 thousand or 30% due to a decrease in general legal advisory fees as well as and a reduction in legal fees related to public filings in 2005. Depreciation and amortization increase was primarily due to an upgrade of computer equipment during the year. Other Expense decrease of 92% is due mainly to the reserve charge incurred for the sublease of the previous corporate headquarters. (See note 13)

It should be noted that certain expenses are shared by the Company and are included as a discontinued operation for this presentation.

**Income (loss) from Discontinued Operation**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Loss from discontinued operation-net of tax | $ (17,197) | $ (8,662) | (98.5)% | $ (1,952) | 343.7% |

In connection with the sale of the Company's wholesale mortgage origination platform assets on February 22, 2007 and the sale of its retail mortgage lending platform assets on March 31, 2007, we are required to classify our Mortgage Lending segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 (see Note 12 in the notes to our consolidated financial statements).

The increase in loss from the discontinued operation of $8.5 in the year ended December 31, 2006 from the previous year is mainly attributable to the $8.2 loan loss charge we incurred during the second half of the 2006. In addition, the mortgage lending segment experienced decreased origination volume, increased pricing pressures and changes in product mix which reduced overall profitability.

The following is selected financial data detail that is included in income (loss) from the discontinued operation for the years ending December 31, 2006, 2005 and 2004:

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Net interest income | $ 3,524 | $ 4,499 | (21.7)% | $ 3,362 | 33.8% |

*Net interest income.* For the year ending December 31, 2006 net interest income decreased by 21.7% as compared to the previous year. This is mainly due to two factors: the first was an increase in the cost of funds during the first six months of the year without a corresponding increase in average loan coupon and second, the overall average amount of loans held for sale outstanding during the year was lower due to the decrease in origination volume.

*Gain on Sales of Mortgage Loans.* The following table summarizes the gain on sales of mortgage loans for 2006, 2005 and 2004:

**Gain on Sales of Mortgage Loans**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Total banked loan volume | $1,841,012 | $2,875,288 | (36.0)% | $ 1,435,340 | 100.3% |
| Total banked loan volume – units | 8,018 | 12,654 | (36.6)% | 6,882 | 83.9% |
| Banked originations retained in portfolio | $ 69,739 | $ 555,189 | (87.4)% | $ 95,077 | 483.9% |
| Banked originations retained in portfolio – units | 134 | 1,249 | (89.3)% | 187 | 567.9% |
| Net banked loan volume | $1,771,273 | $2,320,099 | (23.7)% | $ 1,340,263 | 73.1% |
| Net banked loan volume – units | 7,884 | 11,405 | (30.9)% | 6,695 | 70.45% |
| Gain on sales of mortgage loans | $ 17,987 | $ 26,783 | (32.8)% | $ 20,835 | 28.6% |

The 32.8% decreased in 2006 banked loan volumes was due to an overall industry decline as well as increased competition for our senior loan officers which lead to several departures. The increase in banked loan volumes during the years ended 2005 and 2004 is due to increased loan origination personnel and branch offices as compared to each prior year. The year ended 2005 includes full year utilization of increased personnel and branches while the increases for year ended 2004 primarily occurred in the latter half of the year.

The 36% decrease in gain on sales of mortgage loans for the year ending December 31, 2006 is directly related to the decrease in banked origination volume of 33%.

Furthermore, gain on sale revenues in 2005 and 2004 are impacted by the execution of our core business strategy: retaining selected adjustable rate mortgages for our investment portfolio. The execution of this strategy, which began in the third quarter of 2004 after our IPO, requires that we forgo the gain on sale premiums (revenues) we would otherwise receive when we sell these loans to third-parties. Instead, the cost basis of these loans, which is far lower than the loan and its associated third-party premium, is retained in our investment portfolio with the inherent value of the loan realized over time.

For the years ended December 31, 2006, 2005 and 2004, we originated and retained $69.7 million, $555.2 million and $95.1 million respectively, of loans in our investment portfolio or in the case of 2006 deposited into a REMIC transaction and estimate that the forgone gain on sale premium, net of the cost basis of these loans when retained in our securitization, was $.4 million, $7.5 million and $2.0 million, respectively.

The following table summarizes brokered loan volume, fees and related expenses for the fiscal years ended 2006, 2005 and 2004:

**Brokered Loan Fees and Brokered Loan Expense**

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Total brokered loan volume | $ 703.0 | $ 562.1 | 25.07% | $ 410.1 | 37.1% |
| Total brokered loan volume — units | 2,304 | 2,059 | 11.90% | 1,171 | 75.8% |
| Brokered loan fees | $ 10,937 | $ 9,991 | 9.5% | $ 6,895 | 44.9% |
| Brokered loan expenses | $ 8,277 | $ 7,543 | 9.7% | $ 5,276 | 43.0% |

The increase in brokered loan volume for the year ended 2006 relative to a decrease in overall origination volume for the same period is due to the discontinuance to bank sub-prime and certain other types of mortgage products. The increase in the years ended 2005 and 2004 is due to increased loan origination personnel and branch offices as compared to each prior year. The year ended 2005 includes full year utilization of increased personnel and branches while the increases for year ended 2004 primarily occurred in the latter half of the year. While brokered loan volumes have increased, brokered loan revenues have not had a correlating increase due to lower lender rebates/premiums.

*Expenses*

Most of our expenses are directly correlated to our staffing levels and our number of offices:

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2004 | % Change |
| | (dollar amounts in thousands) | | | | |
| Loan officers | 327 | 329 | (0.6)% | 344 | (4.4)% |
| Other employees | 289 | 473 | (38.9)% | 438 | 8.0% |
| Total employees | 616 | 802 | (23.2)% | 782 | 2.6% |
| Number of sales locations | 47 | 54 | (13.0)% | 66 | (18.2)% |
| Salaries and benefits | $ 21,711 | $ 29,045 | (25.3)% | $ 16,736 | 73.5% |
| Occupancy and equipment | 5,077 | 6,094 | (16.7)% | 3,519 | 73.2% |
| Marketing and promotion | 2,012 | 4,736 | (57.5)% | 3,519 | 34.6% |
| Data processing and communications | 2,431 | 2,223 | 9.4% | 1,424 | 56.1% |
| Office supplies and expenses | 1,896 | 2,312 | (18.0)% | 1,515 | 52.6% |
| Professional fees | 4,144 | 3,889 | 6.6% | 1,856 | 109.5% |
| Depreciation and amortization | $ 2,106 | $ 1,708 | 23.3% | $ 689 | 147.9% |

The majority of the category changes noted above is in direct correlation to the change in loan origination volume of (36%), 100% and 16% for the years ended December 31, 2006, 2005 and 2004 respectively.

*Professional Fees Expense.* During the year ended December 31, 2006, we had professional fees expense of $4.1 million as compared to $3.9 million for the same period of 2005, an increase of less than 7%. The 110% increase in 2005 was primarily due to increase spending for costs of compliance with various regulatory and public company requirements, such as the Sarbanes-Oxley Act of 2002 and increases in dues, licenses and permits in states where NYMC has a new presence.

**Off-Balance Sheet Arrangements**

Since inception, we have not maintained any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitment or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any market, credit, liquidity or financing risk that could arise if we had engaged in such relationships.

**Liquidity and Capital Resources**

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay dividends to our stockholders and other general business needs. We recognize the need to have funds available for our operating businesses and our investment portfolio. We plan to meet liquidity through normal operations with the goal of avoiding unplanned sales of assets or emergency borrowing of funds.

Current market conditions relative to early payment defaults ("EPD") 0n mortgage loans have made EPDs an important factor affecting our liquidity. As more fully described in section Loan Loss Reserves on Mortgage Loans, we are generally required to repurchase loans where the borrowers have not timely made some or all of their first three mortgage payments. As the incidence of EPDs has recently increased dramatically, the frequency of loans we are requested to repurchase has increased. These repurchases are predominately made with cash and the loans are held on the balance sheet until they can be sold. EPD loans are sold at a discount to the current balance of the loan, thus reducing our cash position.

We believe our existing cash balances and funds available under our warehouse facility and cash flows from operations will be sufficient for our liquidity requirements for at least the next 12 months. Unused borrowing capacity will vary as the market values of our securities vary. Our investments and assets will also generate liquidity on an ongoing basis through mortgage principal and interest payments, pre-payments and net earnings held prior to payment of dividends. Should our liquidity needs ever exceed the on-going or immediate sources of liquidity discussed above, we believe that our securities could be sold to raise additional cash. At December 31, 2006, we had no commitments for any additional financings, however we cannot ensure that we will be able to obtain any future additional financing if and when required and on terms and conditions acceptable to us.

To finance our investment portfolio, we generally seek to borrow between eight and 12 times the amount of our equity. At December 31, 2006 our leverage ratio, defined as total financing facilities outstanding divided by total stockholders' equity was 17. We, and the providers of our finance facilities, generally view our $45.0 million of subordinated trust preferred debentures outstanding at December 31, 2006 as a form of equity which would result in an adjusted leverage ratio of 10 to 1.

We have arrangements to enter into repurchase agreements, a form of collateralized short-term borrowing, with 23 different financial institutions with total borrowing capacity of $5.1 billion; as of December 31, 2006 we had $0.8 billion outstanding from six of these firms. These agreements are secured by our mortgage-backed securities and bear interest rates that have historically moved in close relationship to LIBOR. Under these repurchase agreements the financial institutions lend money versus the market value of our mortgage-backed securities portfolio, and, accordingly, an increase in interest rates can have a negative impact on the valuation of these securities, resulting in a potential margin call from the financial institution. We monitor the market valuation fluctuation as well as other liquidity needs to ensure there is adequate collateral available to meet any additional margin calls or liquidity requirements.

We enter into interest rate swap agreements to extend the maturity of our repurchase agreements as a mechanism to reduce the interest rate risk of the securities portfolio. At December 31, 2006 we had $285.0 million in interest rate swaps outstanding with two different financial institutions. The weighted average maturity of the swaps was 694 days at December 31, 2006. The impact of the interest swaps extends the maturity of the repurchase agreements to six months.

As of December 31, 2006, the Company had three warehouse facilities totaling $750 million, all of which were uncommitted.

The documents governing these facilities contains a number of compensating balance requirements and restrictive financial and other covenants that, among other things, require us to maintain a maximum ratio of total liabilities to tangible net worth, of 20 to 1 in the case of each of the CSFB facility and the Greenwich Capital facility and 15 to 1 in the for Deutsche Bank, as well as to comply with applicable regulatory and investor requirements. These facilities also contain various covenants pertaining to, among other things, the maintenance of certain periodic income thresholds and working capital, and maintenance of certain amounts of net worth. As of December 31, 2006, the Company was in compliance with all covenants with the exception of the net income covenant on all three facilities as well as a stockholder's equity covenant on the CSFB facility. Waivers have been obtained from these institutions for these matters.

The agreements also contained covenants limiting the ability of our subsidiaries to:

- transfer or sell assets;
- create liens on the collateral;
- incur additional indebtedness without obtaining prior consent of lenders.

These limits may in turn restrict our ability to pay cash or stock dividends on our stock. In addition, under our warehouse facilities, we cannot continue to finance a mortgage loan that we hold through the warehouse facility if:

- the loan is rejected as "unsatisfactory for purchase" by the ultimate investor and has exceeded its permissible warehouse period which varies by facility;
- we fail to deliver the applicable note, mortgage or other documents evidencing the loan within the requisite time period;
- the underlying property that secures the loan has sustained a casualty loss in excess of 5% of its appraised value; or
- the loan ceases to be an eligible loan (as determined pursuant to the warehouse facility agreement).

The Greenwich Capital facility is a master loan and security agreement totaling $250 million. Under this agreement, the counterparty provides financing to us for the origination or acquisition of certain mortgage loans, to be sold to third parties or contributed for future securitizations. We repay advances under this credit facility with a portion of the proceeds from the sale of all mortgage-backed securities issued by the trust or other entity, along with a portion of the proceeds resulting from permitted whole loan sales. Advances under this facility bare interest at a floating rate initially equal to LIBOR plus a spread (starting at 0.75%) that varies depending on the types of mortgage loans securing these facilities. As of December 31, 2006 there were no outstanding balances on the Greenwich facility. This facility expired as of February 4, 2007.

The master loan and security agreement with Deutsche Bank Structured Products, Inc is for $300 million. Under this agreement, the counterparty provides financing to us for the origination or acquisition of certain mortgage loans, which then are sold to third parties or contributed for future securitizations. We will repay advances under this credit facility with a portion of the proceeds from the sale of all mortgage-backed securities issued by the trust or other entity, along with a portion of the proceeds resulting from permitted whole loan sales. Advances under this facility bare interest at a floating rate initially equal to LIBOR plus a spread (starting at 0.625%) that varies depending on the types of mortgage loans securing the facility. Advances under this facility are subject to lender approval of the mortgage loans intended for origination or acquisition, advance rates and the then ratio of our liabilities to our tangible net worth. As of December 31, 2006 the outstanding balance of this facility was $66.2 million with the maximum aggregate amount available for additional borrowings of $233.8 million. As of March 26, 2007, under the terms of a termination agreement between us and the counterparty, and with no loans remaining financed by the counterparty, this facility was terminated.

The repurchase facility with Credit Suisse First Boston Mortgage Capital, LLC, or CSFB, at December 31, 2006 totaled $200.0 million. This facility is secured by the mortgage loans owned by the Company. Advances under this facility bear interest at a floating rate initially equal to LIBOR plus a spread (starting at .75%) that varies depending on the types of mortgage loans securing the facility. Additionally advance rates and terms may vary depending on the ratio of our liabilities to our tangible net worth. As of December 31, 2006, the aggregate outstanding balance under this facility was $106.8 million and the aggregate maximum amount available for additional borrowings was $93.2 million. An amendment pertaining to this facility was entered into between us and the counterparty on March 23, 2007 that limited the facility to $120 million, and specified a termination date of June 29, 2007, at which time we expect to have all loans currently financed with this facility to be sold, or reduced to an amount that would enable us to pay the loans off of the facility.

As it relates to our purchasing bulk packages of loans for securitizations going forward, we anticipate continuing relationships with one or more of our current or previous warehouse facility providers, although no formal agreements have been entered into at this time.

We expect that the CSFB facility will be sufficient to meet our capital and financing needs as we no longer operate a mortgage lending business as of March 31, 2007.

As of December 31, 2006, our aggregate repurchase facility borrowings related to our discontinued operation were $173.0 million at an average interest rate of approximately 5.93%.

As of December 31, 2006, our aggregate financing arrangements secured by portfolio investments were $815.3 million at an average interest rate of approximately 5.37%.

Our borrowings are secured by either portfolio investments or residential mortgage loans, the value of which may move inversely with changes in interest rates. A decline in the market value of our portfolio investments or mortgage loans investments in the future may limit our ability to borrow under these facilities or result in lenders requiring additional collateral or initiating margin calls under our borrowing facilities. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If such sales are made at prices lower than the amortized costs of such investments, we will incur losses.

Our ability to sell the mortgage loans we own at cost or for a premium in the secondary market so that we may generate cash proceeds to repay borrowings under our repurchase facilities, depends on a number of factors, including:

- the program parameters under which the loan was originated under and the continuation of that program by the investor;
- the loan's conformity with the ultimate investors' underwriting standards;
- the credit quality of the loans; and
- our compliance with laws and regulations as it relates to lending practices;

As it relates to loans sold previously under certain loan sale agreements, and in the event of a breach of a representation, warranty or covenant under such agreement, or in the event of an EPD, we may be required to repurchase some of those loans or indemnify the loan purchaser for damages caused by that breach. We have been required to repurchase loans we have sold from time to time; these repurchases have resulted in a loss of $7.5 million in 2006.

We intend to make distributions to our stockholders to comply with the various requirements to maintain our REIT status and to minimize or avoid corporate income tax and the nondeductible excise tax. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or to borrow funds on a short-term basis to meet the REIT distribution requirements and to avoid corporate income tax and the nondeductible excise tax.

Certain of our assets may generate substantial mismatches between REIT taxable income and available cash. These assets could include mortgage-backed securities we hold that have been issued at a discount and require the accrual of taxable income in advance of the receipt of cash. As a result, our REIT taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income could cause us to:

- sell assets in adverse market conditions;
- borrow on unfavorable terms;
- distribute amounts that would otherwise be invested in assets or repayment of debt, in order to comply with the REIT distribution requirements.

### Inflation

For the periods presented herein, inflation has been relatively low and we believe that inflation has not had a material effect on our results of operations. The impact of inflation is primarily reflected in the increased costs of our operations. Virtually all our assets and liabilities are financial in nature. Our consolidated financial statements and corresponding notes thereto have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. As a result, interest rates and other factors influence our performance far more than inflation. Inflation affects our operations primarily through its effect on interest rates, since interest rates typically increase during periods of high inflation and decrease during periods of low inflation. During periods of increasing interest rates, demand for mortgages and a borrower's ability to qualify for mortgage financing in a purchase transaction may be adversely affected. During periods of decreasing interest rates, borrowers may prepay their mortgages, which in turn may adversely affect our yield and subsequently the value of our portfolio of mortgage assets.

### Contractual Obligations

The Company had the following contractual obligations (excluding derivative financial instruments) at December 31, 2006:

| | Total | Less Than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | | ($ in thousands) | | |
| Reverse repurchase agreements | $ 818,974 | $ 818,974 | — | — | — |
| Operating leases | 9,835 | 2,550 | 4,908 | 2,377 | — |
| Collateralized debt obligations(1)(2) | 240,944 | 47,690 | 73,701 | 41,665 | 77,888 |
| Subordinated debentures(1) | 57,156 | 3,594 | 7,198 | 46,364 | — |
| Employment agreements(3) | 2,256 | 752 | 1,504 | — | — |
| Discontinued businesses | | | | | |
| Warehouse facilities(5) | 172,972 | 172,972 | — | — | — |
| Operating leases | 7,075 | 2,761 | 3,026 | 931 | 357 |
| Employment agreements(4) | 2,354 | 785 | 1,569 | — | — |
| | $ 1,311,566 | $ 1,050,078 | $ 91,906 | $ 91,337 | $ 78,245 |

(1) Amounts increase interest paid during the period. Interest based on interest rates in effect on December 31, 2006.

(2) Maturities of our CDOs are dependent upon cash flows received from the underlying loans receivable. Our estimate of their repayment is based on scheduled principal payments on the underlying loans receivable. This estimate will differ from actual amounts to the extent prepayments and/or loan losses are experienced.

(3) Represents base cash compensation of David Akre and Steven Mumma.

(4) Represents base cash compensation of Steven Schnall and Joseph Fierro.

(5) Excludes interest payments as the balance changes on a daily basis.

### Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. Because we are invested solely in U.S.-dollar denominated instruments, primarily residential mortgage instruments, and our borrowings are also domestic and U.S. dollar denominated, we are not subject to foreign currency exchange, or commodity and equity price risk; the primary market risk that we are exposed to is interest rate risk and its related ancillary risks. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

Management recognizes the following primary risks associated with our business and the industry in which we conduct business:

- Interest rate and market (fair value) risk
- Credit spread risk
- Liquidity and funding risk
- Prepayment risk
- Credit risk

**Interest Rate Risk**

Our primary interest rate exposure relates to the portfolio of adjustable-rate mortgage loans and mortgage-backed securities we acquire, as well as our variable-rate borrowings and related interest rate swaps and caps. Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between our assets and liabilities and the effect that interest rates may have on our cash flows, especially the speed at which prepayments occur on our residential mortgage related assets.

Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on interest earning assets and our interest expense incurred in connection with our interest bearing debt and liabilities. Changes in interest rates can also affect, among other things, our ability to acquire loans and securities, the value of our loans, mortgage pools and mortgage-backed securities, and our ability to realize gains from the resale and settlement of such originated loans.

In our investment portfolio, our primary market risk is interest rate risk. Interest rate risk can be defined as the sensitivity of our portfolio, including future earnings potential, prepayments, valuations and overall liquidity to changes in interest rates. We attempt to manage interest rate risk by adjusting portfolio compositions, liability maturities and utilizing interest rate derivatives including interest rate swaps and caps. Management's goal is to maximize the earnings potential of the portfolio while maintaining long term stable portfolio valuations.

We utilize a model based risk analysis system to assist in projecting portfolio performances over a scenario of different interest rates. The model incorporates shifts in interest rates, changes in prepayments and other factors impacting the valuations of our financial securities, including mortgage-backed securities, repurchase agreements, interest rate swaps and interest rate caps.

Based on the results of this model, as of December 31, 2006, an instantaneous shift of 100 basis points in interest rates would result in an approximate decrease in the net interest spread by 30-35 basis points as compared to our base line projections over the next year.

The following tables set forth information about financial instruments (dollar amounts in thousands):

| | December 31, 2006 | | |
|---|---|---|---|
| | Notional Amount | Carrying Amount | Estimated Fair Value |
| Investment securities available for sale | $ 491,293 | $ 488,962 | $ 488,962 |
| Mortgage loans held in the securitization trusts | 584,358 | 588,160 | 582,504 |
| Mortgage loans held for sale | 110,804 | 106,900 | 107,810 |
| Commitments and contingencies: | | | |
| Interest rate lock commitments – loan commitments | 104,334 | (118) | (118) |
| Forward loan sales contracts | 142,110 | 171 | 171 |
| Interest rate swaps | 285,000 | 621 | 621 |
| Interest rate caps | $ 1,540,518 | $ 2,011 | $ 2,011 |

| | December 31, 2005 | | |
|---|---|---|---|
| | Notional Amount | Carrying Amount | Estimated Fair Value |
| Investment securities available for sale | $ 719,701 | $ 716,482 | $ 716,482 |
| Mortgage loans held for investment | 4,054 | 4,060 | 4,079 |
| Mortgage loans held in the securitization trusts | 771,451 | 776,610 | 775,311 |
| Mortgage loans held for sale | 108,244 | 108,271 | 109,252 |
| Commitments and contingencies: | | | |
| Interest rate lock commitments – loan commitments | 130,320 | 123 | 123 |
| Interest rate lock commitments – mortgage loans held for sale | 108,109 | (14) | (14) |
| Forward loan sales contracts | 51,763 | (380) | (380) |
| Interest rate swaps | 645,000 | 6,383 | 6,383 |
| Interest rate caps | $ 1,858,860 | $ 3,340 | $ 3,340 |

The impact of changing interest rates may be mitigated by portfolio prepayment activity that we closely monitor and the portfolio funding strategies we employ. First, our floating rate borrowings may react to changes in interest rates before our adjustable rate assets because the weighted average next repricing dates on the related borrowings may have shorter time periods than that of the adjustable rate assets. Second, interest rates on adjustable rate assets may be limited to a "periodic cap" or an increase of typically 1% or 2% per adjustment period, while our borrowings do not have comparable limitations. Third, our adjustable rate assets typically lag changes in the applicable interest rate indices by 45 days, due to the notice period provided to adjustable rate borrowers when the interest rates on their loans are scheduled to change.

In a period of declining interest rates or nominal differences between long-term and short-term interest rates, the rate of prepayment on our mortgage assets may increase. Increased prepayments would cause us to amortize any premiums paid for our mortgage assets faster, thus resulting in a reduced net yield on our mortgage assets. Additionally, to the extent proceeds of prepayments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such mortgage assets, our earnings may be adversely affected.

Conversely, if interest rates rise or if the differences between long-term and short-term interest rates increase the rate of prepayment on our mortgage assets may decrease. Decreased prepayments would cause us to amortize the premiums paid for our ARM assets over a longer time period, thus resulting in an increased net yield on our mortgage assets. Therefore, in rising interest rate environments where prepayments are declining, not only would the interest rate on the ARM Assets portfolio increase to re-establish a spread over the higher interest rates, but the yield also would rise due to slower prepayments. The combined effect could mitigate other negative effects that rising short-term interest rates might have on earnings.

Interest rates can also affect our net return on hybrid adjustable rate ("hybrid ARM") securities and loans net of the cost of financing hybrid ARMs. We continually monitor and estimate the duration of our hybrid ARMs and have a policy to hedge the financing of the hybrid ARMs such that the net duration of the hybrid ARMs, our borrowed funds related to such assets, and related hedging instruments are less than one year. During a declining interest rate environment, the prepayment of hybrid ARMs may accelerate (as borrowers may opt to refinance at a lower rate) causing the amount of liabilities that have been extended by the use of interest rate swaps to increase relative to the amount of hybrid ARMs, possibly resulting in a decline in our net return on hybrid ARMs as replacement hybrid ARMs may have a lower yield than those being prepaid. Conversely, during an increasing interest rate environment, hybrid ARMs may prepay slower than expected, requiring us to finance a higher amount of hybrid ARMs than originally forecast and at a time when interest rates may be higher, resulting in a decline in our net return on hybrid ARMs. Our exposure to changes in the prepayment speed of hybrid ARMs is mitigated by regular monitoring of the outstanding balance of hybrid ARMs and adjusting the amounts anticipated to be outstanding in future periods and, on a regular basis, making adjustments to the amount of our fixed-rate borrowing obligations for future periods.

Interest rate changes may also impact our net book value as our securities, certain mortgage loans and related hedge derivatives are marked-to-market each quarter. Generally, as interest rates increase, the value of our fixed income investments, such as mortgage loans and mortgage-backed securities, decreases and as interest rates decrease, the value of such investments will increase. We seek to hedge to some degree changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that, over time, decreases in value of our portfolio attributable to interest rate changes will be offset to some degree by increases in value of our interest rate swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. However, unless there is a material impairment in value that would result in a payment not being received on a security or loan, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to make a distribution to our stockholders.

In order to minimize the negative impacts of changes in interest rates on earnings and capital, we closely monitor our asset and liability mix and utilize interest rate swaps and caps, subject to the limitations imposed by the REIT qualification tests.

Movements in interest rates can pose a major risk to us in either a rising or declining interest rate environment. We depend on substantial borrowings to conduct our business. These borrowings are all made at variable interest rate terms that will increase as short term interest rates rise. Additionally, when interest rates rise, mortgage loans held for sale and any applications in process with interest rate lock commitments, or IRLCs, decrease in value. To preserve the value of such loans or applications in process with IRLCs, we may enter into forward sale loan contracts, or FSLCs, to be settled at future dates with fixed prices.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions and securities dealers that are well capitalized with high credit ratings and with which we may also have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price. There can be no assurance that we will be able to adequately protect against the forgoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

***Credit Spread Exposure***

The mortgage-backed securities we currently, and will in the future, own are also subject to spread risk. The majority of these securities will be adjustable-rate securities that are valued based on a market credit spread to U.S. Treasury security yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease or tighten, the value of our securities portfolio would tend to increase. Such changes in the market value of our portfolio may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also affect the yield required on our securities and therefore their value. These shifts, or a change in spreads, would have a similar effect on our portfolio, financial position and results of operations.

***Market (Fair Value) Risk***

For certain of the financial instruments that we own, fair values will not be readily available since there are no active trading markets for these instruments as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these investments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. Minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values. These estimates and assumptions are indicative of the interest rate environments as of December 31, 2006 and do not take into consideration the effects of subsequent interest rate fluctuations.

We note that the values of our investments in mortgage-backed securities, and in derivative instruments, primarily interest rate hedges on our debt, will be sensitive to changes in market interest rates, interest rate spreads, credit spreads and other market factors. The value of these investments can vary and has varied materially from period to period. Historically, the values of our mortgage loan portfolio have tended to vary inversely with those of its derivative instruments.

The following describes the methods and assumptions we use in estimating fair values of our financial instruments:

Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors.

Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the fair values used by us should not be compared to those of other companies.

The fair values of the Company's residential mortgage-backed securities are generally based on market prices provided by five to seven dealers who make markets in these financial instruments. If the fair value of a security is not reasonably available from a dealer, management estimates the fair value based on characteristics of the security that the Company receives from the issuer and on available market information.

The fair value of loans held for investment are determined by the loan pricing sheet which is based on internal management pricing and third party competitors in similar products and markets.

The fair value of loan commitments to fund with agreed upon rates are estimated using the fees and rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current market interest rates and the existing committed rates.

The fair value of commitments to deliver mortgages is estimated using current market prices for dealer or investor commitments relative to our existing positions.

The market risk management discussion and the amounts estimated from the analysis that follows are forward-looking statements that assume that certain market conditions occur. Actual results may differ materially from these projected results due to changes in our ARM portfolio and borrowings mix and due to developments in the domestic and global financial and real estate markets. Developments in the financial markets include the likelihood of changing interest rates and the relationship of various interest rates and their impact on our ARM portfolio yield, cost of funds and cash flows. The analytical methods that we use to assess and mitigate these market risks should not be considered projections of future events or operating performance.

As a financial institution that has only invested in U.S.-dollar denominated instruments, primarily residential mortgage instruments, and has only borrowed money in the domestic market, we are not subject to foreign currency exchange or commodity price risk. Rather, our market risk exposure is largely due to interest rate risk. Interest rate risk impacts our interest income, interest expense and the market value on a large portion of our assets and liabilities. The management of interest rate risk attempts to maximize earnings and to preserve capital by minimizing the negative impacts of changing market rates, asset and liability mix, and prepayment activity.

The table below presents the sensitivity of the market value of our portfolio using a discounted cash flow simulation model. Application of this method results in an estimation of the percentage change in the market value of our assets, liabilities and hedging instruments per 100 basis point ("bp") shift in interest rates expressed in years - a measure commonly referred to as duration. Positive portfolio duration indicates that the market value of the total portfolio will decline if interest rates rise and increase if interest rates decline. The closer duration is to zero, the less interest rate changes are expected to affect earnings. Included in the table is a "Base Case" duration calculation for an interest rate scenario that assumes future rates are those implied by the yield curve as of December 31, 2006. The other two scenarios assume interest rates are instantaneously 100 and 200 bps higher that those implied by market rates as of December 31, 2006.

The use of hedging instruments is a critical part of our interest rate risk management strategies, and the effects of these hedging instruments on the market value of the portfolio are reflected in the model's output. This analysis also takes into consideration the value of options embedded in our mortgage assets including constraints on the repricing of the interest rate of ARM Assets resulting from periodic and lifetime cap features, as well as prepayment options. Assets and liabilities that are not interest rate-sensitive such as cash, payment receivables, prepaid expenses, payables and accrued expenses are excluded. The duration calculated from this model is a key measure of the effectiveness of our interest rate risk management strategies.

Changes in assumptions including, but not limited to, volatility, mortgage and financing spreads, prepayment behavior, defaults, as well as the timing and level of interest rate changes will affect the results of the model. Therefore, actual results are likely to vary from modeled results.

**Net Portfolio Duration**
**December 31, 2006**

| | | Basis point increase | |
|---|---|---|---|
| | **Base** | **+100** | **+200** |
| Mortgage Portfolio | 0.95 years | 1.33 years | 1.47 years |
| Borrowings (including hedges) | 0.43 years | 0.43 years | 0.43 years |
| Net | 0.52 years | 0.90 years | 1.04 years |

It should be noted that the model is used as a tool to identify potential risk in a changing interest rate environment but does not include any changes in portfolio composition, financing strategies, market spreads or changes in overall market liquidity.

Based on the assumptions used, the model output suggests a very low degree of portfolio price change given increases in interest rates, which implies that our cash flow and earning characteristics should be relatively stable for comparable changes in interest rates.

Although market value sensitivity analysis is widely accepted in identifying interest rate risk, it does not take into consideration changes that may occur such as, but not limited to, changes in investment and financing strategies, changes in market spreads, and changes in business volumes. Accordingly, we make extensive use of an earnings simulation model to further analyze our level of interest rate risk.

There are a number of key assumptions in our earnings simulation model. These key assumptions include changes in market conditions that affect interest rates, the pricing of ARM products, the availability of ARM products, and the availability and the cost of financing for ARM products. Other key assumptions made in using the simulation model include prepayment speeds and management's investment, financing and hedging strategies, and the issuance of new equity. We typically run the simulation model under a variety of hypothetical business scenarios that may include different interest rate scenarios, different investment strategies, different prepayment possibilities and other scenarios that provide us with a range of possible earnings outcomes in order to assess potential interest rate risk. The assumptions used represent our estimate of the likely effect of changes in interest rates and do not necessarily reflect actual results. The earnings simulation model takes into account periodic and lifetime caps embedded in our ARM Assets in determining the earnings at risk.

### *Liquidity and Funding Risk*

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay dividends to our stockholders and other general business needs. We recognize the need to have funds available for our operating. It is our policy to have adequate liquidity at all times. We plan to meet liquidity through normal operations with the goal of avoiding unplanned sales of assets or emergency borrowing of funds.

Our ability to hold mortgage loans held for sale require cash. Generally, we are required to have a balance of between zero and 4% of the loan's balance funded by the Company with cash, the balance being drawn from the warehouse facility. Our operating cash inflows are predominately from cash flows from mortgage securities, principal and interest on mortgage loans, and sales of originated loans.

Loans financed on our warehouse facility are subject to changing market valuations and margin calls. The market value of our loans is dependent on a variety of economic conditions, including interest rates (and borrower demand) and end investor desire and capacity. These values can also be affected by general tightening of credit standards across the industry recently. There is no certainty that market values will remain constant going forward.

To the extent the value of the loans declines significantly, we would be required to repay portions of the amounts we have borrowed.

As it relates to our investment portfolio, derivative financial instruments we use also subject us to "margin call" risk based on their market values. Under our interest rate swaps, we pay a fixed rate to the counterparties while they pay us a floating rate. When floating rates are low, on a net basis we pay the counterparty and visa-versa. In a declining interest rate environment, we would be subject to additional exposure for cash margin calls due to accelerating prepayments of mortgage assets. However, the asset side of the balance sheet should increase in value in a further declining interest rate scenario. Most of our interest rate swap agreements provide for a bi-lateral posting of margin, the effect being that either swap party must post margin, depending on the change in value of the swap over time. Unlike typical unilateral posting of margin only in the direction of the swap counterparty, this provides us with additional flexibility in meeting our liquidity requirements as we can call margin on our counterparty as swap values increase.

Incoming cash on our mortgage loans and securities is a principal source of cash. The volume of cash depends on, among other things, interest rates. The volume and quality of such incoming cash flows can be impacted by severe and immediate changes in interest rates. If rates increase dramatically, our short-term funding costs will increase quickly. While many of our investment portfolio loans are hybrid ARMs, they typically will not reset as quickly as our funding costs creating a reduction in incoming cash flow. Our derivative financial instruments are used to mitigate the effect of interest rate volatility.

We manage liquidity to ensure that we have the continuing ability to maintain cash flows that are adequate to meet commitments on a timely and cost-effective basis. Our principal sources of liquidity are the repurchase agreement market, the issuance of CDOs, loan warehouse facilities as well as principal and interest payments from portfolio Assets. We believe our existing cash balances and cash flows from operations will be sufficient for our liquidity requirements for at least the next 12 months.

***Prepayment Risk***

When borrowers repay the principal on their mortgage loans before maturity or faster than their scheduled amortization, the effect is to shorten the period over which interest is earned, and therefore, reduce the cash flow and yield on our ARM Assets. Furthermore, prepayment speeds exceeding or lower than our reasonable estimates for similar assets, impact the effectiveness of any hedges we have in place to mitigate financing and/or fair value risk. Generally, when market interest rates decline, borrowers have a tendency to refinance their mortgages. The higher the interest rate a borrower currently has on his or her mortgage the more incentive he or she has to refinance the mortgage when rates decline. Additionally, when a borrower has a low loan-to-value ratio, he or she is more likely to do a "cash-out" refinance. Each of these factors increases the chance for higher prepayment speeds during the term of the loan.

We mitigate prepayment risk by constantly evaluating our ARM portfolio at a range of reasonable market prepayment speeds observed at the time for assets with a similar structure, quality and characteristics. Furthermore, we stress-test the portfolio as to prepayment speeds and interest rate risk in order to develop an effective hedging strategy.

For the three months ended December 31, 2006, our mortgage assets paid down at an approximate average annualized Constant Paydown Rate ("CPR") of 17%, compared to 21% for the three months ended September 30, 2006, to 20% for the three months ended June 30, 2006, to 19% for the three months ended March 31, 2006 and 31% for the three months ended December 31, 2005. The constant prepayment rate averaged approximately 19% during the year ended December 31, 2006. When prepayment experience increases, we have to amortize our premiums over a shorter time period, resulting in a reduced yield to maturity on our ARM Assets. Conversely, if actual prepayment experience decreases, we would amortize the premium over a longer time period, resulting in a higher yield to maturity. We monitor our prepayment experience on a monthly basis and adjust the amortization of the net premium, as appropriate.

***Credit Risk***

Credit risk is the risk that we will not fully collect the principal we have invested in mortgage loans or securities. As previously noted, we are predominately a high-quality loan originator and our underwriting guidelines are intended to evaluate the credit history of the potential borrower, the capacity and willingness of the borrower to repay the loan, and the adequacy of the collateral securing the loan. Along with this however, is a growing percentage of loans underwritten with stated income and/or stated assets. These loan types make credit risk assessment more difficult.

We mitigate credit risk by establishing and applying criteria that identifies high-credit quality borrowers. With regard to the purchased mortgage security portfolio, we rely on the guaranties of FNMA, FHLMC, GNMA or the AAA/Aaa rating established by the Rating Agencies.

With regard to loans included in our securitization, factors such as FICO score, LTV, debt-to-income ratio, and other borrower and collateral factors are evaluated. Credit enhancement features, such as mortgage insurance may also be factored into the credit decision. In some instances, when the borrower exhibits strong compensating factors, exceptions to the underwriting guidelines may be approved.

Our loans held in securitization are concentrated in geographic markets that are generally supply constrained. We believe that these markets have less exposure to sudden declines in housing values than those markets which have an oversupply of housing. In addition, in the supply constrained housing markets we focus on, housing values tend to be high and, generally, underwriting standards for higher value homes require lower LTVs and thus more owner equity further mitigating credit risk. For our mortgage securities that are purchased, we rely on the Fannie Mae, Freddie Mac, Ginnie Mae and AAA-rating of the securities supplemented with additional due diligence.

**Item 8. Financial Statements and Supplementary Data**

The financial statements of the Company and the related notes and schedules to the financial statements, together with the Report of Independent Registered Public Accounting Firm thereon, as required by this Item 8, are set forth beginning on page F-1 of this annual report on Form 10-K.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures.* As of the end of the period covered by this report, we carried out an evaluation, under the supervision of and with the participation of our management, including our Co-Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006 to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management timely. Based upon that evaluation, our management, including our Co-Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2006.

*Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in "*Internal Control – Integrated Framework*," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that there was a material weakness in the operation of the Company's internal control over financial reporting as of December 31, 2006. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness identified was an inadequacy in the operation of our control activities involving the completion and review of the accounting period closing process. The sale of substantially all of the operating assets of our mortgage lending platform to Indymac, which closed as of March 31, 2007, significantly increased the workload demands of the existing accounting staff, thereby disrupting the timely completion and review of the accounting period closing process. In addition, in connection with the uncertainty of the consummation and effect of the Indymac transaction, the accounting department was affected by the departure of certain key accounting personnel during this time. The increased workload and decreased staff levels resulted in a significant number of post-closing journal entries and contributed to a request for additional time to file our Annual Report on Form 10-K in accordance with Rule 12b-25.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein beginning on page F-2 of this annual report on Form 10-K.

*Remediation Plan.* With the closing of the Indymac transaction, management believes that the workload demands on the accounting staff will be greatly reduced going forward. During the first quarter of 2007, and in preparation for the completion and review of the accounting period closing process for the first quarter of 2007, management has been actively assessing the Company's accounting needs and taking such necessary steps to retain and hire additional accounting staff with the requisite accounting experience and skill to effectively remediate this material weakness. Management believes that taking these steps will remediate the material weakness in internal control over financial reporting.

*Changes in Internal Control Over Financial Reporting.* There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The changes in the Company's internal control over financial reporting described above are changes that management has implemented during the three months ended March 31, 2007.

**Item 9B. Other Information**

The table below summarizes the 2006 cash incentive bonuses granted to each of the Company's executive officers along with 2007 contractual salaries:

| | 2007 Annual Salary(1)(3)(4) | 2006 Cash Bonus(2) |
|---|---|---|
| Steven B. Schnall<br>Chairman of the Board and Co-Chief Executive Officer(4) | $ 434,008 | $ — |
| David A. Akre<br>Co-Chief Executive Officer | 434,008 | — |
| Joseph V. Fierro<br>Chief Operating Officer of NYMC(4) | 350,545 | — |
| Steven R. Mumma<br>President, Co-Chief Executive Officer and Chief Financial Officer | $ 434,008 | $ 30,000 |

(1) Pursuant to each of the executive officer's employment agreements, 2007 base salaries reflect a 2.5% increase over base salary as established in 2006.

(2) On February 5, 2007 the compensation committee of the Company's Board of Directors granted a 2006 cash incentive bonus to Steven R. Mumma.

(3) On March 28, 2007, the Company's Board of Directors approved an increase in Mr Mumma's base salary to $434,008 upon the consummation of the Indymac transaction and his being named President and Co-Chief Executive in addition to his title of Chief Financial Officer. Prior to April 1, 2007, Mr Mumma's 2007 annualized salary would have been $317,954.

(4) Upon the consummation of the transaction with Indymac on March 31, 2007, Steven B. Schnall and Joseph V. Fierro resigned from their executive positions and assumed roles with Indymac.

On December 13, 2005, NYMC Loan Corporation, a wholly owned subsidiary of New York Mortgage Trust, Inc. (the "Company"), and the Company entered into a $300 million master repurchase agreement (the "Agreement") with DB Structured Products, Inc., Aspen Funding Corp. and Newport Funding Corp. (each a "Buyer" and collectively the "Buyers") to finance, on a short-term basis, mortgage loans originated by The New York Mortgage Company, LLC ("assets"). The Company guaranteed the payment and performance of NYMC Loan Corporation, as Seller, under the Agreement. Under the Agreement, the Seller may sell assets to the Buyers and agrees to repurchase those assets on a date certain. The purchase price for assets is generally an amount equal to the product of the market value of the assets to be sold multiplied by a percentage of the purchase price that generally ranges from 75% to 98% of the asset's market value, depending on the type of mortgage asset being financed and whether the asset is performing or non-performing. In general, the repurchase price equals the original purchase price plus accrued but unpaid interest. Pursuant to the terms of the Agreement, the Seller pays interest to the Buyers at a fixed percentage over LIBOR depending on collateral type. All of the Seller's interest in the transferred assets passes to the Buyers on the purchase date. Upon receipt of the purchase price, the Buyers transfer their ownership interests in the asset back to the Seller. The Agreement is a $300 million uncommitted lending facility, meaning the Buyers must agree to each asset financed under the Agreement. If the market value of an asset financed under the facility declines to less than the related Buyer's purchase price (the "margin deficit"), then the Buyers may require that the Seller transfer cash in an amount equal to such margin deficit or additional loans or may retain any funds received by it to which the Seller would otherwise be entitled. On December 12, 2006, the facility was extended until December 12, 2007.

The Company and the Seller are required to maintain certain routine covenants during the term of the Agreement, including without limitation, maintaining a certain level of net worth, not exceeding a certain indebtedness ratio, providing financial reports, not undertaking a merger or other fundamental transaction, and maintaining a certain level of profitability. The Agreement requires that all assets subject to the facility have the related loan documents delivered to LaSalle Bank, National Association, who holds them as a custodian so long as they are subject to the facility.

In addition to being an uncommitted facility, if an event of default (as defined in the Agreement) occurs, the Seller will be unable to finance assets under the facility and its obligation to repurchase assets financed under the facility may, at the option of the Buyers, be accelerated. The definition of an event of default includes, among others, the following events: (i) failure to pay sums due under the Agreement, (ii) failure to repurchase an asset as required, (iii) a default on other obligations of the Company or Seller that involves the failure to pay a matured obligation or permits the acceleration of the maturity of the obligation, (iv) a material adverse change in the Company's or Seller's property, business, or financial condition, and (v) undergoing a change in control of the Company.

If the Seller defaults under the Agreement, then the Buyers have most standard remedies, including, demanding all assets be repurchased and selling the assets subject to the facility. Pursuant to an amended and restated guaranty of the Company, the Company fully and unconditionally guarantees the obligations of the Sellers under the terms of this Agreement.

On January 5, 2006, the Company and its wholly-owned subsidiaries, The New York Mortgage Company, LLC ("NYMC") and New York Mortgage Funding, LLC ("NYMF") (the Company, NYMC and NYMF, each a Seller and together, the "Sellers"), entered into a $250 million master repurchase agreement with Greenwich Capital Products, Inc. ("GCM"). The terms of the agreement between the Sellers and GCM are substantially similar to the Agreement described above. The agreement between the Sellers and GCM is a full-recourse facility against the Sellers and all obligations of the Sellers are joint and several. This agreement with GCM was set to expire on December 4, 2006. On December 1, 2006, the facility was extended until January 4, 2007 and on December 22, 2006 the facility was again extended until February 4, 2007. At that time, management decided not to seek renewal of this facility which expired on February 4, 2007.

In connection with the sale of our mortgage banking platform to Indymac and as an inducement for certain employees to accept employment with Indymac, on March 28, 2007, the Company's Board of Directors approved the acceleration of vesting of an aggregate of 46,848 performance shares and shares of restricted stock previously awarded to non-executive employees of the company. Pursuant to this action, the awards will vest and be paid in cash the 30th day following the closing of the Indymac transaction.

In connection with Mr. Mumma's appointment as President and Co-Chief Executive Officer of the Company upon consummation of the Indymac transaction, on March 28, 2007, our Board of Directors approved Amendment No. 2 to Mr. Mumma's employment agreement increasing his base salary in the manner set forth above. On the same date, our Board of Directors elected Mr. Mumma to serve on the Board, effective March 31, 2007, and to stand for election at our 2007 Annual Meeting of Shareholders in June.

## PART III

### Item 10. Directors and Executive Officers of the Registrant and Corporate Governance

Information on our directors and executive officers is incorporated by reference from our Proxy Statement (under the headings "Proposal 1: Election of Directors," "Information on Our Board of Directors and its Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Officers and Significant Employees") to be filed with respect to our Annual Meeting of Stockholders to be held June 14, 2007 (the "2007 Proxy Statement").

Because our common stock is listed on the NYSE, our Co-Chief Executive Officers are required to make an annual certification to the NYSE stating that they are not aware of any violation by us of the corporate governance listing standards of the NYSE. Our Co-Chief Executive Officers made their annual certification to that effect to the NYSE as of June 30, 2006. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our principal executive officers and principal financial officer required under Section 302 of the Sarbanes Oxley Act of 2002.

### Item 11. Executive Compensation

The information presented under the headings "Compensation of Directors" and "Executive Compensation" in our 2007 Proxy Statement to be filed with the SEC is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information presented under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2007 Proxy Statement to be filed with the SEC is incorporated herein by reference.

The information presented under the heading "Market for the Registrant's Common Equity and Related Stockholder Matters — Securities Authorized for Issuance Under Equity Compensation Plans" in Item 5 of Part II of this Form 10-K is incorporated herein by reference.

### Item 13. Certain Relationships and Related Party Transactions and Director Independence

The information presented under the heading "Certain Relationships and Related Party Transactions" and "Information on Our Board of Directors and its Committees" in our 2007 Proxy Statement to be filed with the SEC is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information presented under the headings "Principal Accountant Fees and Services" and "Audit Committee Pre-Approval Policy" in our 2006 Proxy Statement to be filed with the SEC is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules. The following financial statements and schedules are included in this report:



(b) Exhibits.

The information set forth under "Exhibit Index" below is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW YORK MORTGAGE TRUST, INC.

Date: April 2, 2007

By:/s/ David A. Akre
Name: David A. Akre
Title: Co-Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ David A. Akre<br>David A. Akre | Co-Chief Executive Officer<br>and Director<br>(Principal Executive Officer) | April 2, 2007 |
| /s/ Steven R. Mumma<br>Steven R. Mumma | President, Co-Chief Executive Officer and<br>Chief Financial Officer<br>(Principal Financial Officer) | April 2, 2007 |
| /s/ Steven B. Schnall<br>Steven B. Schnall | Chairman of the Board | April 2, 2007 |
| /s/ David R. Bock<br>David R. Bock | Director | April 2, 2007 |
| /s/ Alan L. Hainey<br>Alan L. Hainey | Director | April 2, 2007 |
| /s/ Steven G. Norcutt<br>Steven G. Norcutt | Director | April 2, 2007 |
| /s/ Mary Dwyer Pembroke<br>Mary Dwyer Pembroke | Director | April 2, 2007 |
| /s/ Jerome F. Sherman<br>Jerome F. Sherman | Director | April 2, 2007 |
| /s/ Thomas W. White<br>Thomas W. White | Director | April 2, 2007 |

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For Inclusion in Form 10-K

Filed with

United States Securities and Exchange Commission

December 31, 2006

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

**Index to Consolidated Financial Statements**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
New York Mortgage Trust, Inc.
New York, New York

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that New York Mortgage Trust, Inc. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness identified in management's assessment based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness in the Company's internal control over financial reporting has been identified and included in management's assessment: The material weakness related to an inadequacy in the operation of control activities relating to the completion and review of the accounting period closing process that resulted in significant post-closing journal entries and contributed to a delay in filing of the Company's Annual Report on Form 10-K. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006 of the Company, and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheet of the Company, and the related consolidated statements of operation, stockholders'/members' equity, and cash flows, as of and for the year ended December 31, 2006, and our report dated April 2, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
New York, New York
April 2, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
New York Mortgage Trust, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of New York Mortgage Trust, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders'/members' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New York Mortgage Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP
New York, New York
April 2, 2007

## NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS
### (Dollar amounts in thousands)

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 969 | $ 9,056 |
| Restricted cash | 2,086 | 4,949 |
| Investment securities — available for sale | 488,962 | 716,482 |
| Accounts and accrued interest receivable | 5,189 | 9,899 |
| Mortgage loans held in securitization trusts | 588,160 | 776,610 |
| Mortgage loans held for investment | — | 4,060 |
| Prepaid and other assets | 20,951 | 12,820 |
| Derivative assets | 1,666 | 8,546 |
| Assets related to discontinued operation | 214,925 | 248,871 |
| **Total Assets** | $ 1,322,908 | $ 1,791,293 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities:** | | |
| Financing arrangements, portfolio investments | $ 815,313 | $ 1,166,499 |
| Financing arrangements, loans held for sale/for investment | — | 3,969 |
| Collateralized debt obligations | 197,447 | 228,226 |
| Accounts payable and accrued expenses | 5,575 | 14,521 |
| Subordinated debentures | 45,000 | 45,000 |
| Other liabilities | 14 | 195 |
| Liabilities related to discontinued operation | 187,987 | 231,925 |
| Total liabilities | 1,251,336 | 1,690,335 |
| **Commitments and Contingencies** | | |
| **Stockholders' Equity:** | | |
| Common stock, $0.01 par value, 400,000,000 shares authorized 18,325,187 shares issued and 18,077,880 outstanding at December 31, 2006 and 18,258,221 shares issued and 17,953,674 outstanding at December 31, 2005 | 183 | 183 |
| Additional paid-in capital | 99,509 | 107,573 |
| Accumulated other comprehensive (loss) income | (4,381) | 1,910 |
| Accumulated deficit | (23,739) | (8,708) |
| Total stockholders' equity | 71,572 | 100,958 |
| **Total Liabilities and Stockholders' Equity** | $ 1,322,908 | $ 1,791,293 |

*See notes to consolidated financial statements.*

## NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(Dollar amounts in thousands, except per share data)**

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Revenues:** | | | |
| Interest income: | | | |
| Investment securities and loans held in securitization trusts | $ 64,881 | $ 55,050 | $ 19,671 |
| Loans held for investment | — | 7,675 | 723 |
| Total interest income | 64,881 | 62,725 | 20,394 |
| Interest expense: | | | |
| Investment securities and loans held in securitization trusts | 56,553 | 42,001 | 11,982 |
| Loans held for investment | — | 5,847 | 488 |
| Subordinated debentures | 3,544 | 2,004 | — |
| Total interest expense | 60,097 | 49,852 | 12,470 |
| Net interest income | 4,784 | 12,873 | 7,924 |
| Other (expense) income: | | | |
| Loan losses | (57) | — | — |
| (Loss) gain on sale of securities and related hedges | (529) | 2,207 | 167 |
| Impairment loss on investment securities | — | (7,440) | — |
| Miscellaneous income | — | 1 | — |
| Total other (expense) income | (586) | (5,232) | 167 |
| **Expenses:** | | | |
| Salaries, commissions and benefits | 714 | 1,934 | 382 |
| Occupancy and equipment | 1 | 50 | 422 |
| Marketing and promotion | 78 | 124 | 14 |
| Data processing and communications | 230 | 149 | 174 |
| Office supplies and expenses | 24 | 21 | 4 |
| Professional fees | 598 | 853 | 149 |
| Travel and entertainment | 29 | 6 | 1 |
| Depreciation and amortization | 276 | 171 | 1 |
| Other | 82 | 1,011 | 45 |
| Total expenses | 2,032 | 4,319 | 1,192 |
| Income from continuing operations | 2,166 | 3,322 | 6,899 |
| Loss from discontinued operation – net of tax | (17,197) | (8,662) | (1,952) |
| **Net (Loss)/Income** | $ (15,031) | $ (5,340) | $ 4,947 |
| Basic (loss)/income per share | $ (0.83) | $ (0.30) | $ 0.28 |
| Diluted (loss)/income per share | $ (0.83) | $ (0.30) | $ 0.27 |
| Weighted average shares outstanding-basic(1) | 18,038 | 17,873 | 17,797 |
| Weighted average shares outstanding-diluted(1) | 18,038 | 17,873 | 18,115 |

(1) Weighted average shares outstanding-basic and diluted assume the shares outstanding upon the Company's June 2004 initial public offering were outstanding for the full year.

*See notes to consolidated financial statements.*

## NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

## STATEMENTS OF STOCKHOLDERS'/MEMBERS' EQUITY
### For the Years Ended December 31, 2006, 2005 and 2004
### (Dollar amounts in thousands)

| | Common Stock | Additional Paid-In Capital | Stockholders'/ Members' Equity (Deficit) | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| BALANCE, JANUARY 1, 2004 — Members' Deficit | $ — | $ — | $ (1,339) | $ 865 | $ — | $ (474) |
| Net income | — | — | 4,947 | — | 4,947 | 4,947 |
| Contributions | — | — | 2,310 | — | — | 2,310 |
| Distributions | — | — | (3,135) | — | — | (3,135) |
| Forfeiture of 47,680 escrowed shares | — | (493) | | — | — | (493) |
| Dividends declared | — | (4,470) | (2,783) | — | — | (7,253) |
| Initial public offering — Common stock | 181 | 121,910 | — | — | — | 122,091 |
| Restricted stock | — | 1,743 | — | — | — | 1,743 |
| Performance shares | — | 249 | — | — | — | 249 |
| Stock options | — | 106 | — | — | — | 106 |
| Decrease in net unrealized gain on available for sale securities | — | — | — | (3,836) | (3,836) | (3,836) |
| Increase derivative instruments | — | — | — | 3,227 | 3,227 | 3,227 |
| Comprehensive income | — | — | — | — | $ 4,338 | — |
| BALANCE, DECEMBER 31, 2004 — Stockholders' Equity | 181 | 119,045 | 0 | 256 | — | 119,482 |
| Net loss | — | — | (5,340) | — | $ (5,340) | (5,340) |
| Dividends declared | — | (13,375) | (3,368) | — | — | (16,743) |
| Restricted stock | 2 | 1,310 | — | — | — | 1,312 |
| Performance shares | — | 549 | — | — | — | 549 |
| Stock options | — | 44 | — | — | — | 44 |
| Decrease in net unrealized gain on available for sale securities | — | — | — | (1,130) | (1,130) | (1,130) |
| Increase derivative instruments | — | — | — | 2,784 | 2,784 | 2,784 |
| Comprehensive loss | — | — | — | — | $ (3,686) | — |
| BALANCE, DECEMBER 31, 2005 — Stockholders' Equity | 183 | 107,573 | (8,708) | 1,910 | | 100,958 |
| Net loss | — | — | (15,031) | — | $ (15,031) | (15,031) |
| Dividends declared | — | (8,595) | — | — | — | (8,595) |
| Repurchase of common stock | (1) | (299) | — | — | — | (300) |
| Restricted stock | 1 | 819 | — | — | — | 820 |
| Performance shares | — | 8 | — | — | — | 8 |
| Stock options | — | 3 | — | — | — | 3 |
| Decrease in net unrealized gain on available for sale securities | — | — | — | (879) | (879) | (879) |
| Decrease in derivative instruments | — | — | — | (5,412) | (5,412) | (5,412) |
| Comprehensive loss | — | — | — | — | $ (21,322) | — |
| BALANCE, DECEMBER 31, 2006 — Stockholders' Equity | $ 183 | $ 99,509 | $ (23,739) | $ (4,381) | | $ 71,572 |

*See notes to consolidated financial statements.*

## NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(Dollar amounts in thousands)**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Cash Flows From Operating Activities:** | | | |
| Net (loss)/income | $ (15,031) | $ (5,340) | $ 4,947 |
| Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 2,106 | 1,716 | 690 |
| Amortization of premium on investment securities and mortgage loans | 2,483 | 6,269 | 1,667 |
| Loss on sale of current period securitized loans | 747 | — | — |
| Gain (loss) on sale of securities and related hedges | 529 | (2,207) | (939) |
| Impairment loss on investment securities | — | 7,440 | — |
| Stock compensation expense | 832 | 1,905 | 2,099 |
| Forfeited shares-non cash | — | | (493) |
| Change in value of derivatives | 289 | (3,155) | (314) |
| Loan losses | 6,800 | — | — |
| Minority interest expense | (26) | — | — |
| Loss on sale of fixed assets | — | 27 | — |
| (Increase) decrease in operating assets: | | | |
| Purchase of mortgage loans held for sale | (222,907) | — | — |
| Origination of mortgage loans held for sale | (1,841,011) | (2,316,734) | (1,435,340) |
| Proceeds from sales of mortgage loans | 2,059,981 | 2,293,848 | 1,386,124 |
| Deferred tax benefit | (8,494) | (8,549) | (1,309) |
| Due from loan purchasers | 33,462 | (41,909) | (21,042) |
| Escrow deposits-pending loan closings | (2,380) | 14,802 | (16,236) |
| Accounts and accrued interest receivable | 7,188 | 714 | (12,846) |
| Prepaid and other assets | (1,586) | (3,987) | (2,211) |
| Increase (decrease) in operating liabilities: | | | |
| Due to loan purchasers | 4,209 | 1,301 | (403) |
| Accounts payable and accrued expenses | (7,957) | 3,990 | 12,170 |
| Other liabilities | (453) | (4,100) | 4,553 |
| Net cash provided by (used in) operating activities | 18,781 | (53,969) | (78,883) |
| **Cash Flows From Investing Activities:** | | | |
| Restricted cash | 2,317 | (3,126) | (2,124) |
| Sale of investment securities | — | 225,326 | 197,350 |
| Purchase of investment securities | (388,398) | (148,150) | (1,533,511) |
| Purchase of mortgage loans held in securitization trusts | — | (167,097) | — |
| Principal repayments received on loans held in securitization trust | 191,673 | 120,835 | — |
| Proceeds from sale of investment securities | 452,780 | — | — |
| Purchase of mortgage loans held for investment | — | — | (94,767) |
| Origination of mortgage loans held for investment | — | (558,554) | (95,386) |
| Proceeds from sale of marketable securities | — | — | 3,580 |
| Principal paydown on investment securities | 162,185 | 399,694 | 126,944 |
| Payments received on loans held for investment | — | 13,279 | — |
| Purchases of property and equipment | (1,464) | (3,929) | (3,460) |
| Sale of fixed assets | — | 75 | — |
| Net cash provided by (used in) investing activities | 419,093 | (121,647) | (1,401,374) |

*See notes to consolidated financial statements.*

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(Dollar amounts in thousands)**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Cash Flows From Financing Activities:** | | | |
| Repurchase of common stock | (300) | — | — |
| Proceeds from issuance of common stock | — | — | 122,091 |
| Members' contributions | — | — | 1,309 |
| (Decrease) increase in financing arrangements, net | (434,179) | 149,315 | 1,380,171 |
| Payments on subordinated notes due members | — | — | (13,707) |
| Dividends paid | (11,524) | (17,256) | (2,906) |
| Cash distributions to members | — | — | (3,135) |
| Issuance of subordinated debentures | | 45,000 | — |
| Capital contributions from minority interest member | 42 | — | — |
| Net cash (used in) provided by financing activities | (445,961) | 177,059 | 1,483,823 |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | (8,087) | 1,443 | 3,566 |
| **Cash and Cash Equivalents** — Beginning of period | 9,056 | 7,613 | 4,047 |
| **Cash and Cash Equivalents** — End of period | $ 969 | $ 9,056 | $ 7,613 |
| **Supplemental Disclosure** | | | |
| Cash paid for interest | $ 76,905 | $ 57,871 | $ 11,709 |
| **Non-Cash Investing Activities** | | | |
| Non-cash purchase of fixed assets | $ — | $ 168 | $ — |
| **Non Cash Financing Activities** | | | |
| Reduction of subordinated notes due members | $ — | $ — | $ 1,000 |
| Dividends declared to be paid in subsequent period | $ 905 | $ 3,834 | $ 4,347 |
| Grant of restricted stock | $ — | $ 277 | $ 1,974 |

*See notes to consolidated financial statements.*

## NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(dollar amounts in thousands unless otherwise indicated)**

### 1. Summary of Significant Accounting Policies

*Organization* — New York Mortgage Trust, Inc. ("NYMT" or the "Company") is a fully-integrated, self-advised, residential mortgage finance company formed as a Maryland corporation in September 2003. The Company earns net interest income from residential mortgage-backed securities and fixed-rate and adjustable-rate mortgage loans and securities. The Company also earns net interest income from its investment in and the securitization of certain self-originated adjustable rate mortgage loans that meet the Company's investment criteria. Until March 31, 2007, when the Company exited the mortgage lending business, the Company originated mortgage loans through its wholly-owned subsidiary, The New York Mortgage Company, LLC ("NYMC") (see note 12 and note 21). Licensed or exempt from licensing in 44 states and the District of Columbia and through a network of 25 full service branch loan origination locations and 22 satellite loan origination locations that were licensed or pending state license approval as of December 31, 2006, NYMC offered a broad range of residential mortgage products, with a primary focus on prime, or high credit quality, residential mortgages.

The Company is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. As such, the Company will generally not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by the due date of its federal income tax return and complies with various other requirements.

On February 25, 2005, the Company completed its first loan securitization of $419.0 million high-credit quality, first-lien, adjustable rate mortgage ("ARM") loans, by contributing loans into New York Mortgage Trust 2005-1 ("NYMT '05-1 Trust"). NYMT '05-1 Trust is a wholly-owned subsidiary of NYMT. The securitization was structured as a secured borrowing, with the line-of-credit financing used to purchase and originate the mortgage loans and refinanced through repurchase agreements upon securitization. On March 15, 2005, the Company closed a private placement of $25.0 million of trust preferred securities issued by NYM Preferred Trust I. NYM Preferred Trust I is a wholly-owned subsidiary of NYMC. On July 28, 2005 the Company completed its second loan securitization of $242.9 million of high-credit quality, first-lien, ARM loans, by contributing loans to New York Mortgage Trust 2005-2 ("NYMT '05-2 Trust"). NYMT '05-2 Trust is a wholly-owned subsidiary of NYMT. The securitization was structured as a secured borrowing, with the line-of-credit financing used to purchase and originate the mortgage loans and refinanced through repurchase agreements upon securitization. On September 1, 2005, the Company closed a private placement of $20.0 million of preferred securities issued by NYM Preferred Trust II. NYM Preferred Trust II is a wholly-owned subsidiary of NYMC. On December 20, 2005 the Company completed its third loan securitization of $235.0 million of high-credit quality, first-lien, ARM loans, by contributing loans to New York Mortgage Trust 2005-3 ("NYMT '05-3 Trust"). NYMT '05-3 Trust is a wholly-owned subsidiary of NYMT.

In connection with the sale of our wholesale mortgage origination platform assets on February 22, 2007 and the sale of our retail mortgage lending platform on March 31, 2007 (See Note 21), during the fourth quarter of 2006, we classified our Mortgage Lending segment as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards No. 144 "Accounting for the Impariment or Disposal of Long-Lived Assets" ("SFAS No. 144"). As a result, we have reported revenues and expenses related to the segment as a discontinued operation and the related assets and liabilities as assets and liabilities related to the discontinued operation for all periods presented in the accompanying consolidated financial statements. . Certain assets, such as the deferred tax asset, and certain liabilities, such as subordinated debt and liabilities related to leased facilities not assigned to Indymac will become part of the ongoing operations of NYMTand accordingly, we have not classified as a discontinued operation in accordance with the provisions of SFAS No. 144. (See Note 12).

As used herein, references to the "Company," "NYMT," "we," "our" and "us" refer to New York Mortgage Trust, Inc., collectively with its subsidiaries.

*Basis of Presentation* — The consolidated financial statements include the accounts of the Company subsequent to the IPO and also include the accounts of NYMC and NYMF prior to the IPO. As a result, our historical financial results reflect the financial operations of this prior business strategy of selling virtually all of the loans originated by NYMC to third parties. All intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period classifications.

(dollar amounts in thousands unless otherwise indicated)

**1. Summary of Significant Accounting Policies – (continued)**

Concurrent with the closing of the Company's initial public offering ("IPO"), 100,000 of the 2,750,000 shares exchanged for the equity interests of NYMC, were placed in escrow through December 31, 2004 and were available to satisfy any indemnification claims the Company may have had against Steven B. Schnall, the Company's Chairman, President and Co-Chief Executive Officer, Joseph V. Fierro, the Chief Operating Officer of NYMC, and each of their affiliates, as the contributors of NYMC, for losses incurred as a result of defaults on any residential mortgage loans originated by NYMC and closed prior to the completion of the IPO. As of December 31, 2004, the amount of escrowed shares was reduced by 47,680 shares, representing $493,000 for estimated losses on loans closed prior to the Company's IPO. Furthermore, the contributors of NYMC amended the escrow agreement to extend the escrow period to December 31, 2005 for the remaining 52,320 shares. On or about December 31, 2005, the escrow period was extended for an additional year to December 31, 2006. During 2006 the Company concluded that all indemnification claims related to the escrowed shares have been determined and that no additional losses were incurred by the Company as a result of defaults on any residential mortgage loans originated by NYMC and closed prior completion of the IPO. Accordingly, we have concluded that no further indemnification was necessary. The remaining 52,320 shares were then released from escrow.

*Use of Estimates* — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with interest rate volatility, prepayment volatility and credit exposure. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, future changes in market conditions may occur which could cause actual results to differ materially.

*Cash and Cash Equivalents* — Cash and cash equivalents include cash on hand, amounts due from banks and overnight deposits. The Company maintains its cash and cash equivalents in highly rated financial institutions, and at times these balances exceed insurable amounts.

*Restricted Cash* — Restricted cash is held by counterparties as collateral for hedging instruments, collateralized debt obligations or ("CDOs") and two letters of credit related to the Company's lease of its corporate headquarters. Restricted cash collateralizing CDOs is replaced by ARM loans within 30 days.

*Investment Securities Available for Sale* — The Company's investment securities are residential mortgage-backed securities comprised of Ginnie Mae ("GNMA") and "AAA"- rated adjustable-rate securities, including adjustable-rate loans that have an initial fixed-rate period. Investment securities are classified as available for sale securities and are reported at fair value with unrealized gains and losses reported in other comprehensive income ("OCI"). Realized gains and losses recorded on the sale of investment securities available for sale are based on the specific identification method and included in gain on sale of securities and related hedges. Purchase premiums or discounts on investment securities are accreted or amortized to interest income over the estimated life of the investment securities using the interest method. Investment securities may be subject to interest rate, credit and/or prepayment risk.

When the fair value of an available for sale security is less than amortized cost, management considers whether there is an other-than-temporary impairment in the value of the security (e.g., whether the security will be sold prior to the recovery of fair value). Management considers at a minimum the following factors that, both individually or in combination, could indicate the decline is "other-than-temporary:" 1) the length of time and extent to which the market value has been less than book value; 2) the financial condition and near-term prospects of the issuer; or 3) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. If, in management's judgment, an other-than-temporary impairment exists, the cost basis of the security is written down to the then-current fair value, and the unrealized loss is transferred from accumulated other comprehensive income as an immediate reduction of current earnings (i.e., as if the loss had been realized in the period of impairment). Even though no credit concerns exist with respect to an available for sale security, an other- than-temporary impairment may be evident if management determines that the Company does not have the intent and ability to hold an investment until a forecasted recovery of the value of the investment.

(dollar amounts in thousands unless otherwise indicated)

**1. Summary of Significant Accounting Policies – (continued)**

As of December 31, 2005, management concluded, based on the decision to potentially sell in the 1st quarter of 2006 certain of its available for sale securities, that the decline in those securities was other-than-temporary. Accordingly, the cost basis of those securities of $395.7 million was written down to fair value and an unrealized loss of $7.4 million was transferred from accumulated other comprehensive income as an impairment loss on investment securities to the accompanying consolidated statement of operations.

*Due from Loan Purchasers and Escrow Deposits — Pending Loan Closings* — Amounts due from loan purchasers are a receivable for the principal and premium due to us for loans sold and shipped but for which payment has not yet been received at period end. Escrow deposits pending loan closing are advance cash fundings by us to escrow agents to be used to close loans within the next one to three business days.

*Mortgage Loans Held for Sale* — Mortgage loans held for sale represent originated mortgage loans held for sale to third party investors. The loans are initially recorded at cost based on the principal amount outstanding net of deferred direct origination costs and fees. The loans are subsequently carried at the lower of cost or market value. Market value is determined by examining outstanding commitments from investors or current investor yield requirements, calculated on an aggregate loan basis, less an estimate of the costs to close the loan, and the deferral of fees and points received, plus the deferral of direct origination costs. Gains or losses on sales are recognized at the time title transfers to the investor which is typically concurrent with the transfer of the loan files and related documentation and are based upon the difference between the sales proceeds from the final investor and the adjusted book value of the loan sold.

*Mortgage Loans Held in Securitization Trusts* — Mortgage loans held in securitization trusts are certain ARM loans transferred to New York Mortgage Trust 2005-1, New York Mortgage Trust 2005-2 and New York Mortgage Trust 2005-3 that have been securitized into sequentially rated classes of beneficial interests. Mortgage loans held in securitization trusts are recorded at amortized cost, using the same accounting principles as those used for mortgage loans held for investment. Currently the Company has retained 100% of the securities issued by New York Mortgage Trust 2005-1 and the New York Mortgage Trust 2005-2 and the securities have been financed as a secured borrowing under repurchase agreements. For our third securitization, New York Mortgage Trust 2005-03, we sold investment grade securities to third parties, which are recorded as collateralized debt obligations on the accompanying consolidated balance sheet. For our fourth securitization, the Company sold residential mortgage loans of $277.4 million to New York Mortgage Trust 2006-1 in a securitization transaction structured as a sale for accounting purposes on March 30, 2006.

*Mortgage Loans Held for Investment* – The Company retains substantially all of the adjustable-rate mortgage loans originated by NYMC that meet specific investment criteria and portfolio requirements. Loans originated and retained in the Company's portfolio are serviced through a subservicer. Servicing is the function primarily consisting of collecting monthly payments from mortgage borrowers, and disbursing those funds to the appropriate loan investors.

Mortgage loans held for investment are recorded net of deferred loan origination fees and associated direct costs and are stated at amortized cost. Net loan origination fees and associated direct mortgage loan origination costs are deferred and amortized over the life of the loan as an adjustment to yield. This amortization includes the effect of projected prepayments.

Interest income is accrued and recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case when payment becomes greater than 90 days delinquent. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

**1. Summary of Significant Accounting Policies – (continued)**

*Credit Risk and Allowance for Loan Losses* — The Company estimates an allowance for loan losses based on management's assessment of probable credit losses in the Company's investment portfolio of residential mortgage loans, mortgage loans held for sale and mortgage loans held for investment. These loans are individually evaluated for impairment. The allowance is based upon management's assessment of various credit-related factors, including current economic conditions, loan-to-value ratios, delinquency status, purchased mortgage insurance and other factors deemed to warrant consideration. If the credit performance of these mortgage loans previously reserved deviates from expectations, the allowance for loan losses is adjusted to a level deemed appropriate by management to provide for estimated probable losses in the portfolio.

The allowance will be maintained through ongoing provisions charged to operating income and will be reduced by loans that are charged off. As of December 31, 2006 the allowance for loan losses totaled $4.0 million. Determining the allowance for loan losses is subjective in nature due to the estimation required.

*Property and Equipment, Net* — Property and equipment have lives ranging from three to ten years, and are stated at cost less accumulated depreciation and amortization. Depreciation is determined in amounts sufficient to charge the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the straight-line method.

*Discontinued Operation* — The Company entered into agreements to sell the mortgage lending operations subsequent to December 31, 2006 and accordingly, as per the provisions of SFAS No. 144 will report the activities of the Mortgage Banking Segment as a discontinued operation. (see note 12).

*Financing Arrangements, Portfolio Investments* — Portfolio investments are typically financed with repurchase agreements, a form of collateralized borrowing which is secured by portfolio securities on the balance sheet. Such financings are recorded at their outstanding principal balance with any accrued interest due recorded as an accrued expense.

*Financing Arrangements, Loans Held for Sale/for Investment* — Loans held for sale or for investment are typically financed with warehouse lines that are collateralized by loans we originated or purchased from third parties. Such financings are recorded at their outstanding principal balance with any accrued interest due recorded as an accrued expense.

*Collateralized Debt Obligations* — CDOs are securities that are issued and secured by ARM loans. For financial reporting purposes, the ARM loans and restricted cash held as collateral are recorded as assets of the Company and the CDO is recorded as the Company's debt. The transaction includes interest rate caps which are held by the securitization trust and recorded as an asset or liability of the Company.

*Securitized transactions* — The Company, as transferor, regularly securitizes mortgage loans and securities by transferring the loans or securities to entities ("Transferees") which generally qualify under GAAP as "qualifying special purpose entities" ("QSPE's") as defined under Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement No. 125* ("Off Balance Sheet Securitizations"). The QSPEs issue investment grade and non-investment grade securities. Generally, the investment grade securities are sold to third party investors, and the Company retains the non-investment grade securities. If a transaction meets the requirements for sale recognition under GAAP, and the Transferee meets the requirements to be a QSPE, the assets transferred to the QSPE are considered sold, and gain or loss is recognized. The gain or loss is based on the price of the securities sold and the estimated fair value of any securities and servicing rights retained over the cost basis of the assets transferred net of transaction costs. If subsequently the Transferee fails to continue to qualify as a QSPE, or the Company obtains the right to purchase assets out of the Transferee, then the Company may have to include in its financial statements such assets, or potentially, all the assets of such Transferee.

**1. Summary of Significant Accounting Policies – (continued)**

*Subordinated Debentures* — Subordinated debentures are trust preferred securities that are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities are classified as subordinated debentures in the liability section of the Company's consolidated balance sheet.

*Derivative Financial Instruments* — The Company has developed risk management programs and processes, which include investments in derivative financial instruments designed to manage market risk associated with its mortgage banking and its mortgage-backed securities investment activities.

All derivative financial instruments are reported as either assets or liabilities in the consolidated balance sheet at fair value. The gains and losses associated with changes in the fair value of derivatives not designated as hedges are reported in current earnings. If the derivative is designated as a fair value hedge and is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged, the recorded value of the hedged item is adjusted by its change in fair value attributable to the hedged risk. If the derivative is designated as a cash flow hedge, the effective portion of change in the fair value of the derivative is recorded in other comprehensive income ("OCI") and is recognized in the income statement when the hedged item affects earnings. The Company calculates the effectiveness of these hedges on an ongoing basis, and, to date, has calculated effectiveness of approximately 100%. Ineffective portions, if any, of changes in the fair value or cash flow hedges are recognized in earnings.

*Risk Management* — Derivative transactions are entered into by the Company solely for risk management purposes. The decision of whether or not an economic risk within a given transaction (or portion thereof) should be hedged for risk management purposes is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including the financial impact on income, asset valuation and restrictions imposed by the Internal Revenue Code among others. In determining whether to hedge a risk, the Company may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken to hedge certain market risks are entered into with a view towards minimizing the potential for economic losses that could be incurred by the Company. Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, ("SFAS No. 133"), the Company is required to formally document its hedging strategy before it may elect to implement hedge accounting for qualifying derivatives. Accordingly, all qualifying derivatives are intended to qualify as fair value, or cash flow hedges, or free standing derivatives. To this end, terms of the hedges are matched closely to the terms of hedged items with the intention of minimizing ineffectiveness.

In the normal course of its mortgage loan origination business, the Company enters into contractual interest rate lock commitments to extend credit to finance residential mortgages. These commitments, which contain fixed expiration dates, become effective when eligible borrowers lock-in a specified interest rate within time frames established by the Company's origination, credit and underwriting practices. Interest rate risk arises if interest rates change between the time of the lock-in of the rate by the borrower and the sale of the loan. Under SFAS No. 133, the IRLCs are considered undesignated or free-standing derivatives. Accordingly, such IRLCs are recorded at fair value with changes in fair value recorded to current earnings. Mark to market adjustments on IRLCs are recorded from the inception of the interest rate lock through the date the underlying loan is funded. The fair value of the IRLCs is determined by the interest rate differential between the contracted loan rate and the currently available market rates as of the reporting date.

To mitigate the effect of the interest rate risk inherent in providing IRLCs from the lock-in date to the funding date of a loan, the Company generally enters into forward sale loan contracts ("FSLC"). The FSLCs in place prior to the funding of a loan are undesignated derivatives under SFAS No. 133 and are marked to market through current earnings.

**1. Summary of Significant Accounting Policies – (continued)**

Derivative instruments contain an element of risk in the event that the counterparties may be unable to meet the terms of such agreements. The Company minimizes its risk exposure by limiting the counterparties with which it enters into contracts to banks, investment banks and certain private investors who meet established credit and capital guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any loss due to counterparty default. These commitments and option contracts are considered in conjunction with the Company's lower of cost or market valuation of its mortgage loans held for sale.

The Company uses other derivative instruments, including treasury, agency or mortgage-backed securities forward sale contracts which are also classified as free-standing, undesignated derivatives and thus are recorded at fair value with the changes in fair value recognized in current earnings.

Once a loan has been funded, the Company's primary risk objective for its mortgage loans held for sale is to protect earnings from an unexpected charge due to a decline in value. The Company's strategy is to engage in a risk management program involving the designation of FSLCs (the same FSLCs entered into at the time of rate lock) to hedge most of its mortgage loans held for sale. The FSLCs have been designated as qualifying hedges for the funded loans and the notional amount of the forward delivery contracts, along with the underlying rate and critical terms of the contracts, are equivalent to the unpaid principal amount of the mortgage loan being hedged. The FSLCs effectively fix the forward sales price and thereby offset interest rate and price risk to the Company. Accordingly, the Company evaluates this relationship quarterly and, at the time the loan is funded, classifies and accounts for the FSLCs as cash flow hedges.

*Interest Rate Risk* — The Company hedges the aggregate risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. The Company generally intends to hedge only the risk related to changes in the benchmark interest rate (London Interbank Offered Rate ("LIBOR") or a Treasury rate).

In order to reduce such risks, the Company enters into swap agreements whereby the Company receives floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. The Company also enters into cap agreements whereby, in exchange for a fee, the Company is reimbursed for interest paid in excess of a certain capped rate.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including:

- the items to be hedged expose the Company to interest rate risk; and
- the interest rate swaps or caps are expected to be and continue to be highly effective in reducing the Company's exposure to interest rate risk.

The fair values of the Company's interest rate swap agreements and interest rate cap agreements are based on market values provided by dealers who are familiar with the terms of these instruments. Correlation and effectiveness are periodically assessed at least quarterly based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instruments are reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instruments in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps, will be recognized in current earnings.

(dollar amounts in thousands unless otherwise indicated)

**1. Summary of Significant Accounting Policies – (continued)**

*Termination of Hedging Relationships* — The Company employs a number of risk management monitoring procedures to ensure that the designated hedging relationships are demonstrating, and are expected to continue to demonstrate, a high level of effectiveness. Hedge accounting is discontinued on a prospective basis if it is determined that the hedging relationship is no longer highly effective or expected to be highly effective in offsetting changes in fair value of the hedged item.

Additionally, the Company may elect to undesignate a hedge relationship during an interim period and re-designate upon the rebalancing of a hedge profile and the corresponding hedge relationship. When hedge accounting is discontinued, the Company continues to carry the derivative instruments at fair value with changes recorded in current earnings.

*Other Comprehensive Income* — Other comprehensive income is comprised primarily of net income (loss) from changes in value of the Company's available for sale securities, and the impact of deferred gains or losses on changes in the fair value of derivative contracts hedging future cash flows.

*Gain on Sale of Mortgage Loans* — The Company recognizes gain on sale of loans sold to third parties as the difference between the sales price and the adjusted cost basis of the loans when title transfers. The adjusted cost basis of the loans includes the original principal amount adjusted for deferrals of origination and commitment fees received, net of direct loan origination costs paid.

*Loan Origination Fees and Direct Origination Cost* — The Company records loan fees, discount points and certain incremental direct origination costs as an adjustment of the cost of the loan and such amounts are included in gain on sales of loans when the loan is sold. Accordingly, salaries, compensation, benefits and commission costs have been reduced by $26.4 million, $41.2 million and $20.5 milion for the years ended December 31, 2006, 2005 and 2004, respectively, because such amounts are considered incremental direct loan origination costs.

*Brokered Loan Fees and Expenses* — The Company records commissions associated with brokered loans when such loans are closed with the borrower. Costs associated with brokered loans are expensed when incurred.

*Loan Commitment Fees* — Mortgage loans held for sale: fees received for the funding of mortgage loans to borrowers at pre-set conditions are deferred and recognized at the date at which the loan is sold. Mortgage loans held for investment: such fees are deferred and recognized into interest income over the life of the loan based on the effective yield method.

*Employee Benefits Plans* — The Company sponsors a defined contribution plan (the "Plan") for all eligible domestic employees. The Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer up to 15% of their pre-tax earnings, subject to the annual Internal Revenue Code contribution limit. The Company matches contributions up to a maximum of 25% of the first 5% of salary. Employees vest immediately in their contribution and vest in the Company's contribution at a rate of 25% after two full years and then an incremental 25% per full year of service until fully vested at 100% after five full years of service. The Company's total contributions to the Plan were $0.3 million, $0.4 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004 respectively.

*Stock Based Compensation* — Until January 1, 2006 the Company followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS No. 148"). The provisions of SFAS No. 123 allow companies either to expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company, since its inception, has elected not to apply APB No. 25 in accounting for its stock option incentive plans and has expensed stock based compensation in accordance with SFAS No. 123.

(dollar amounts in thousands unless otherwise indicated)

**1. Summary of Significant Accounting Policies -- (continued)**

In December, 2004 the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," ("SFAS No. 123R") which requires all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value. This statement was effective for the Company with the quarter beginning January 1, 2006. The adoption of SFAS No. 123R did not have a material impact on the Company's consolidated financial statements.

*Marketing and Promotion* — The Company charges the costs of marketing, promotion and advertising to expense in the period incurred.

*Income Taxes* — The Company operates so as to qualify as a REIT under the requirements of the Internal Revenue Code. Requirements for qualification as a REIT include various restrictions on ownership of the Company's stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders of which 85% plus any undistributed amounts from the prior year must be distributed within the taxable year in order to avoid the imposition of an excise tax. The remaining balance may extend until timely filing of the Company's tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

NYMC changed its tax status upon completion of the IPO from a non-taxable limited liability company to a taxable REIT subsidiary and therefore subsequent to the IPO, is subject to corporate Federal income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*Earnings Per Share* — Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

*New Accounting Pronouncements* — In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 establishes presentation and disclosure requirements and requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and early adoption is permitted for fiscal years beginning on or before November 15, 2007 provided that the entity makes that choice in the first 120 days of the fiscal year, has not issued financial statements for any interim period of the fiscal year of adoption and also elects to apply the provisions of SFAS No. 157. The Company is in the process of analyzing the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No.157"). SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No.157 will be applied under other accounting principles that require or permit fair value measurements, as this is a relevant measurement attribute. This statement does not require any new fair value measurements. We will adopt the provisions of SFAS No.157 beginning January 1, 2008. We are currently evaluating the impact of this statement on our consolidated financial statements.

**1. Summary of Significant Accounting Policies – (continued)**

In September 2006, the SEC issued SAB No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement*" ("SAB 108"), on quantifying financial statement misstatements. In summary, SAB 108 was issued to address the diversity in practice of evaluating and quantifying financial statement misstatements and the related accumulation of such misstatements. SAB 108 states that both a balance sheet approach and an income statement approach should be used when quantifying and evaluating the materiality of a potential misstatement and contains guidance for correcting errors under this dual perspective. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for us on January 1, 2007. The Company does not expect the adoption of FIN 48 to have a material effect on the Company's consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140." Effective at the beginning of the first quarter of 2006, the Company early adopted the newly issued statement and elected the fair value option to subsequently measure its mortgage servicing rights ("MSRs"). Under the fair value option, all changes in the fair value of MSRs are reported in the statement of operations. The initial implementation of SFAS 156 did not have a material impact on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Financial Instruments". Key provisions of SFAS No.155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS No.133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS No.133. Management does not believe that SFAS No.155 will have a material effect on the Company's consolidated financial statements.

**2. Investment Securities Available For Sale**

Investment securities available for sale consist of the following as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Amortized cost | $ 492,777 | $ 720,583 |
| Gross unrealized gains | 623 | 1 |
| Gross unrealized losses | (4,438) | (4,102) |
| Fair value | $ 488,962 | $ 716,482 |

**2. Investment Securities Available For Sale – (continued)**

As of December 31, 2006, none of the remaining securities with unrealized losses have been deemed to be other-than-temporarily impaired. The Company has the intent and believes it has the ability to hold such investment securities until recovery of their amortized cost. Substantially all of the Company's investment securities available for sale are pledged as collateral for borrowings under financing arrangements (see note 8). The amortized cost balance at December 31, 2005 included approximately $388.3 million of certain lower-yielding mortgage agency securities (with rate resets of less than two years) that the Company had concluded it no longer had the intent to hold until their values recovered. Upon such determination, the Company recorded an unrealized impairment loss of $7.4 million for the three months ended December 31, 2005. During the first quarter of 2006, all of such designated securities were sold at an additional loss of $1.0 million.

The following table sets forth the stated reset periods and weighted average yields of our investment securities at December 31, 2006 (dollar amounts in thousands):

| | Less than 6 Months | | More than 6 Months to 24 Months | | More than 24 Months to 60 Months | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| Agency REMIC CMO Floating Rate | $163,898 | 6.40% | $ — | — | $ — | — | $163,898 | 6.40% |
| Private Label Floaters | 22,284 | 6.46% | — | — | — | — | 22,284 | 6.46% |
| Private Label ARMs | 16,673 | 5.60% | 78,565 | 5.80% | 183,612 | 5.64% | 278,850 | 5.68% |
| NYMT Retained Securities | 6,024 | 7.12% | — | — | 17,906 | 7.83% | 23,930 | 7.66% |
| Total/Weighted Average | $208,879 | 6.37% | $ 78,565 | 5.80% | $ 201,518 | 5.84% | $488,962 | 6.06% |

The NYMT retained securities includes $2.0 million of residual interests related to the NYMT 2006-1 transaction. The residual interest carrying-values are determined by obtaining dealer quotes.

The following table sets forth the stated reset periods and weighted average yields of our investment securities at December 31, 2005 (dollar amounts in thousands):

| | Less than 6 Months | | More than 6 Months To 24 Months | | More than 24 Months To 60 Months | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| Agency REMIC CMO Floating Rate | $13,535 | 5.45% | $ — | — | $ — | — | $ 13,535 | 5.45% |
| FHLMC Agency ARMs | — | — | 91,217 | 3.82% | — | — | 91,217 | 3.82% |
| FNMA Agency ARMs | — | — | 297,048 | 3.91% | — | — | 297,048 | 3.91% |
| Private Label ARMs | — | — | 57,605 | 4.22% | 257,077 | 4.57% | 314,682 | 4.51% |
| Total/Weighted Average | $13,535 | 5.45% | $445,870 | 3.93% | $257,077 | 4.57% | $716,482 | 4.19% |

**2. Investment Securities Available For Sale – (continued)**

The following table's presents the Company's investment securities available for sale in an unrealized loss position, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Agency REMIC CMO Floating Rate | $ 966 | $ 2 | $ 1,841 | $ 4 | $ 2,807 | $ 6 |
| Private Label Floaters | 22,284 | 80 | — | — | 22,284 | 80 |
| Private Label ARMs | 30,385 | 38 | 248,465 | 4,227 | 278,850 | 4,265 |
| NYMT Retained Securities | 7,499 | 87 | — | — | 7,499 | 87 |
| Total | $ 61,134 | $ 207 | $ 250,306 | $ 4,231 | $ 311,440 | $ 4,438 |

| | December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Agency REMIC CMO Floating Rate | $11,761 | $ 19 | $ — | $ — | $ 11,761 | $ 19 |
| Private Label ARMs | 48,642 | 203 | 270,124 | 3,880 | 318,766 | 4,083 |
| Total | $60,403 | $ 222 | $270,124 | $ 3,880 | $330,527 | $ 4,102 |

**3. Mortgage Loans Held For Sale (discontinued, see Note 12)**

Mortgage loans held for sale consist of the following as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Mortgage loans principal amount | $ 110,804 | $ 108,244 |
| Deferred origination costs – net | 138 | 27 |
| Allowance for loan losses | (4,042) | — |
| Mortgage loans held for sale | $ 106,900 | $ 108,271 |

Substantially all of the Company's mortgage loans held for sale are pledged as collateral for borrowings under financing arrangements (Note 9).

The following table presents the activity in the Company's allowance for loan losses for the year ended December 31, 2006. There was no allowance for the year ended December 31, 2005.

| | December 31, 2006 |
|---|---|
| Balance at beginning of period | $ — |
| Provisions for loan losses | (5,040) |
| Charge-offs | 998 |
| Balance of the end of period | $ (4,042) |

## 4. Mortgage Loans Held in Securitization Trusts

Mortgage loans held in securitization trusts consist of the following at December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Mortgage loans principal amount | $ 584,358 | $ 771,451 |
| Deferred origination costs – net | 3,802 | 5,159 |
| Total mortgage loans held in securitization trusts | $ 588,160 | $ 776,610 |

Substantially all of the Company's mortgage loans held in securitization trusts are pledged as collateral for borrowings under financing arrangements (Note 8) or for the collateralized debt obligation (Note 10).

The following sets forth delinquent loans in our portfolio as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

**December 31, 2006**

| Days Late | Number of Delinquent Loans | Total Dollar Amount | % of Loan Portfolio |
|---|---|---|---|
| 30-60 | 1 | $ 166 | 0.03% |
| 61-90 | 1 | 193 | 0.03% |
| 90+ | 5 | $ 6,444 | 1.10% |

**December 31, 2005**

| Days Late | Number of Delinquent Loans | Total Dollar Amount | % of Loan Portfolio |
|---|---|---|---|
| 30-60 | 1 | $ 193 | 0.02% |
| 61-90 | — | — | — |
| 90+ | 3 | $ 1,771 | 0.23% |

## 5. Mortgage Loans Held For Investment

There were no Mortgage loans held for investment at December 31, 2006. Mortgage loans held for investment consist of the following at December 31, 2005 (dollar amounts in thousands):

| | December 31, 2005 |
|---|---|
| Mortgage loans principal amount | $ 4,054 |
| Deferred origination cost-net | 6 |
| Total mortgage loans held for investment | $ 4,060 |

Substantially all of the Company's mortgage loans held for investment as of December 31, 2005 were pledged as collateral for borrowings under financing arrangements (Note 9).

**6. Property and Equipment — Net (discontinued, see note 12)**

Property and equipment consist of the following as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Office and computer equipment | $ 7,800 | $ 6,292 |
| Furniture and fixtures | 2,200 | 2,306 |
| Leasehold improvements | 1,491 | 1,429 |
| Total premises and equipment | 11,491 | 10,027 |
| Less: accumulated depreciation and amortization | (4,975) | (3,145) |
| Property and equipment – net | $ 6,516 | $ 6,882 |

**7. Derivative Instruments and Hedging Activities**

The Company enters into derivatives to manage its interest rate and market risk exposure associated with its mortgage banking and its mortgage-backed securities investment activities. In the normal course of its mortgage loan origination business, the Company enters into contractual IRLCs to extend credit to finance residential mortgages. To mitigate the effect of the interest rate risk inherent in providing IRLCs from the lock-in date to the funding date of a loan, the Company generally enters into FSLCs. With regard to the Company's mortgage-backed securities investment activities, the Company uses interest rate swaps and caps to mitigate the effects of major interest rate changes on net investment spread.

The following table summarizes the estimated fair value of derivative assets and liabilities as of December 31, 2006 and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| **Derivative Assets:** | | |
| Continuing Operation: | | |
| Interest rate caps | $ 1,045 | $ 2,163 |
| Interest rate swaps | 621 | 6,383 |
| **Total derivative assets, continuing operations** | 1,666 | 8,546 |
| Discontinued Operation: | | |
| Interest rate caps | 966 | 1,177 |
| Forward loan sale contracts – loan commitments | 48 | — |
| Forward loan sale contracts – mortgage loans held for sale | 39 | — |
| Forward loan sale contracts – TBA securities | 84 | — |
| Interest rate lock commitments – loan commitments | — | 123 |
| **Total derivative assets, discontinued operation** | 1,137 | 1,300 |
| **Total derivative assets** | $ 2,803 | $ 9,846 |
| **Derivative liabilities:** | | |
| Discontinued Operation: | | |
| Forward loan sale contracts – loan commitments | $ — | $ (38) |
| Forward loan sale contracts – mortgage loans held for sale | — | (18) |
| Forward loan sale contracts – TBA securities | — | (324) |
| Interest rate lock commitments – loan commitments | (118) | — |
| Interest rate lock commitments – mortgage loans held for sale | (98) | (14) |
| **Total derivative liabilities, discontinued operation** | $ (216) | $ (394) |

**7. Derivative Instruments and Hedging Activities – (continued)**

The notional amounts of the Company's interest rate swaps, interest rate caps and forward loan sales contracts as of December 31, 2006 were $285.0 million, $1.5 billion and $142.1 million, respectively

The notional amounts of the Company's interest rate swaps, interest rate caps and forward loan sales contracts as of December 31, 2005 were $645.0 million, $1.9 billion and $51.8 million, respectively.

The Company estimates that over the next twelve months, approximately $1.6 million of the net unrealized gains on the interest rate swaps will be reclassified from accumulated OCI into earnings.

**8. Financing Arrangements, Portfolio Investments**

The Company has entered into repurchase agreements with third party financial institutions to finance its residential mortgage-backed securities and mortgage loans held in the securitization trusts. The repurchase agreements are short-term borrowings that bear interest rates based on a spread to LIBOR, and are secured by the residential mortgage-backed securities and mortgage loans held in the securitization trusts which they finance. At December 31, 2006, the Company had repurchase agreements with an outstanding balance of $815.3 million and a weighted average interest rate of 5.37%. As of December 31, 2005, the Company had repurchase agreements with an outstanding balance of $1.2 billion and a weighted average interest rate of 4.37%. At December 31, 2006 and 2005 securities and mortgage loans pledged as collateral for repurchase agreements had estimated fair values of $850.6 million and $1.2 billion, respectively. As of December 31, 2006 all of the repurchase agreements will mature within 30 days, with weighted average days to maturity equal to 21 days. The Company has available to it $5.1 billion in commitments to provide financings through such arrangements with 23 different counterparties.

The follow table summarizes outstanding repurchase agreement borrowings secured by portfolio investments as of December 31, 2006 and December 31, 2005 (dollars amounts in thousands):

**Repurchase Agreements by Counterparty**

| Counterparty Name | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Citigroup Global Markets Inc. | $ — | $ 200,000 |
| Countrywide Securities Corporation | 168,217 | 109,632 |
| Credit Suisse First Boston LLC | — | 148,131 |
| Deutsche Bank Securities Inc. | — | 205,233 |
| Goldman, Sachs & Co. | 121,824 | — |
| HSBC | — | 163,781 |
| J.P. Morgan Securities Inc. | 33,631 | 37,481 |
| Nomura Securities International, Inc. | 156,352 | — |
| SocGen/SG Americas Securities | 87,995 | — |
| WaMu Capital Corp. | — | 158,457 |
| West LB | 247,294 | 143,784 |
| **Total Financing Arrangements, Portfolio Investments** | $ 815,313 | $ 1,166,499 |

## 9. Financing Arrangements, Mortgage Loans Held for Sale/for Investment

Financing arrangements secured by mortgage loans held for sale or for investment consist of the following as of December 31, 2006, and December 31, 2005 (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| $250 million master repurchase agreement with Greenwich Capital expired on February 4, 2007 bearing interest at one-month LIBOR plus spreads from 0.75% to 1.25% (5.137% at December 31, 2005). Principal repayments are required 120 days from the funding date. (a) | $ — | $ 81,577(c) |
| $200 million master repurchase agreement with CSFB expiring on June 29, 2007 bearing interest at daily LIBOR plus spreads from 0.75% to 2.000% depending on collateral (6.36% at December 31, 2006 and 5.28% at December 31, 2005). Principal repayments are required 90 days from the funding date | 106,801 | 143,609 |
| $300 million master repurchase agreement with Deutche Bank Structured Products, Inc. expiring on March 26, 2007 bearing interest at 1 month LIBOR plus spreads from 0.625% to 1.25% depending on collateral (6.0% at December 31, 2006). Principal payments are due 120 days from the repurchase date. (b) | 66,171 | |
| Total Financing Arrangements | $ 172,972 | $ 225,186 |

(a) Management did not seek renewal of this facility which expired February 4, 2007.

(b) The line was paid in full and mutually terminated on March 26, 2007.

(c) Includes $3,969 of warehouse financing not related to discontinued operations.

The lines of credit are secured by all of the mortgage loans held by the Company, except for the loans held in the securitization trusts. The lines contain various covenants pertaining to, among other things, maintenance of certain amounts of net worth, periodic income thresholds and working capital. As of December 31, 2006, the Company was in compliance with all covenants with the exception of the net income covenant on the CSFB, Greenwich and Deutche Bank facilities and waivers have been obtained from these institutions. As these annual agreements are negotiated for renewal, these covenants may be further modified. The agreements are each renewable annually, but are not committed, meaning that the counterparties to the agreements may withdraw access to the credit facilities at any time.

## 10. Collateralized Debt Obligations

The Company's CDOs are secured by ARM loans pledged as collateral. The ARM loans are recorded as an asset of the Company and the CDOs are recorded as the Company's debt. The CDO transaction includes an amortizing interest rate cap contract with a notional amount of $187.5 million as of December 31, 2006 and a notional amount of $230.6 million as of December 31, 2005, which is recorded as an asset of the Company. The interest rate cap limits interest rate exposure on these transactions. As of December 31, 2006 and December 31, 2005, the Company had CDOs outstanding $197.4 million and $228.2 million, respectively. As of December 31, 2006 and December 31, 2005 the current weighted average interest rate on these CDOS was 5.72% and 4.74%, respectively. The CDOs are collateralized by ARM loans with a principal balance of $204.6 million and $235.0 million at December 31, 2006 and December 31, 2005, respectively.

**11. Subordinated Debentures**

On September 1, 2005 the Company closed a private placement of $20.0 million of trust preferred securities to Taberna Preferred Funding II, Ltd., a pooled investment vehicle. The securities were issued by NYM Preferred Trust II and are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a fixed interest rate equal to 8.35% up to and including July 30, 2010, at which point the interest rate is converted to a floating rate equal to one-month LIBOR plus 3.95% until maturity. The securities mature on October 30, 2035 and may be called at par by the Company any time after October 30, 2010. In accordance with the guidelines of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the issued preferred stock of NYM Preferred Trust II has been classified as subordinated debentures in the liability section of the Company's consolidated balance sheet.

On March 15, 2005 the Company closed a private placement of $25.0 million of trust preferred securities to Taberna Preferred Funding I, Ltd., a pooled investment vehicle. The securities were issued by NYM Preferred Trust I and are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to three-month LIBOR plus 3.75%, resetting quarterly (9.12% at December 31, 2006 and 7.77% at December 31, 2005). The securities mature on March 15, 2035 and may be called at par by the Company any time after March 15, 2010. NYMC entered into an interest rate cap agreement to limit the maximum interest rate cost of the trust preferred securities to 7.5%. The term of the interest rate cap agreement is five years and resets quarterly in conjunction with the reset periods of the trust preferred securities. The interest rate cap agreement is accounted for as a cash flow hedge transaction in accordance with SFAS No.133. In accordance with the guidelines of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the issued preferred stock of NYM Preferred Trust I has been classified as subordinated debentures in the liability section of the Company's consolidated balance sheet.

**12. Discontinued Operation**

In connection with the sale of our wholesale mortgage origination platform assets on February 22, 2007 and the sale of our retail mortgage lending platform on March 31, 2007, during the fourth quarter of 2006, we classified our Mortgage Lending segment as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards No. 144. As a result, we have reported revenues and expenses related to the segment as a discontinued operation and the related assets and liabilities as assets and liabilities related to a discontinued operation for all periods presented in the accompanying consolidated financial statements. Certain assets, such as the deferred tax asset, and certain liabilities, such as subordinated debt and liabilities related to leased facilities not assigned to Indymac will become part of the ongoing operations of NYMT and accordingly, we have not included these items as part of the discontinued operation in accordance with the provisions of SFAS No. 144.

**The components of Assets related to the discontinued operation as of December 31, 2006 and 2005 are as follows (dollar amounts in thousands):**

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Restricted cash | $ 1,065 | $ 519 |
| Due from loan purchasers | 88,351 | 121,813 |
| Escrow deposits-pending loan closings | 3,814 | 1,434 |
| Accounts and accrued interest receivable | 2,488 | 4,966 |
| Mortgage loans held for sale (see Note 3) | 106,900 | 108,271 |
| Prepaid and other assets | 4,654 | 3,686 |
| Derivative assets | 1,137 | 1,300 |
| Property and equipment, net (see Note 5) | 6,516 | 6,882 |
| | $ 214,925 | $ 248,871 |

**12. Discontinued Operation – (continued)**

The components of Liabilities related to the discontinued operation as of December 31, 2006 and 2005 are as follows (dollar amounts in thousands):

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Financing arrangements, loans held for sale /for investment (see Note 9) | $ 172,972 | $ 221,217 |
| Due to loan purchasers | 8,334 | 1,762 |
| Accounts payable and accrued expenses | 6,348 | 8,163 |
| Derivative liabilities (see Note 7) | 216 | 394 |
| Other liabilities | 117 | 389 |
| | $ 187,987 | $ 231,925 |

The combined results of operations of the assets and liabilities related to the discontinued operation for the years ended December 31, 2006, 2005 and 2004 are as follows (dollar amounts in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Revenues:** | | | |
| Net interest income | $ 3,524 | $ 4,499 | $ 3,362 |
| Gain on sale of mortgage loans | 17,987 | 26,783 | 20,835 |
| Loan losses | (8,228) | — | — |
| Brokered loan fees | 10,937 | 9,991 | 6,895 |
| Other (expense) income | (294) | 231 | 834 |
| Total net revenues | 23,926 | 41,504 | 31,926 |
| **Expenses:** | | | |
| Salaries, commissions and benefits | 21,711 | 29,045 | 16,736 |
| Brokered loan expenses | 8,277 | 7,543 | 5,276 |
| Occupancy and equipment | 5,077 | 6,076 | 3,107 |
| General and administrative | 14,552 | 16,051 | 10,018 |
| Total expenses | 49,617 | 58,715 | 35,137 |
| **(Loss)/income before income tax benefit** | (25,691) | (17,211) | (3,211) |
| Income tax benefit | 8,494 | 8,549 | 1,259 |
| **Net (loss)/income** | $ (17,197) | $ (8,662) | $ (1,952) |

**13. Commitments and Contingencies**

*Loans Sold to Investors* — The Company is not exposed to long term credit risk on its loans sold to investors. In the normal course of business however, the Company is obligated to repurchase loans based on violations of representations and warranties, or early payment defaults.

*Loans Funding and Delivery Commitments* — At December 31, 2006 and December 31, 2005 the Company had commitments to fund loans with agreed-upon rates totaling $104.3 million and $130.3 million, respectively. The Company hedges the interest rate risk of such commitments and the recorded mortgage loans held for sale balances primarily with FSLCs, which totaled $142.1 million and $51.8 million at December 31, 2006 and December 31, 2005, respectively. The remaining commitments to fund loans with agreed-upon rates are anticipated to be sold through optional delivery contract investor programs. The Company does not anticipate any material losses from such sales.

**13. Commitments and Contingencies – (continued)**

*Outstanding Litigation* — The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on its consolidated financial statements.

*Leases* — The Company leases its corporate offices and certain retail facilities and equipment under short-term lease agreements expiring at various dates through 2013. All such leases are accounted for as operating leases. Total rental expense for property and equipment amounted to $4.8 million, $4.6 million and $3.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. On February 11, 2005, the Company signed a letter of intent to enter into a sub-lease for its former headquarters space at 304 Park Avenue in New York. The Company's remaining contractual obligation to the landlord on this lease is $1.8 million. The sub-lease tenant will have a contractual rent obligation to the Company under the sub-lease of $1.0 million. This transaction was completed in late March 2005. Accordingly, during the first quarter of 2005, the Company recognized a charge of $0.8 million to earnings.

On November 13, 2006 the Company entered into an Assignment and Assumption of Sublease and an Escrow Agreement, each with Lehman Brothers Holdings Inc. ("Lehman") (collectively, the "Agreements"). Under the Agreements, the Company assigned and Lehman has assumed the sublease for the Company's corporate headquarters at 1301 Avenue of the Americas. Pursuant to the Agreements, Lehman will fund an escrow account in the amount of $3.0 million for the benefit of NYMC. Pending the consent of the landlord to the assignment, the full escrow amount will be released to the Company if it vacates the leased space on or before May 1, 2007. For each month beginning in May 2007 that the Company remains in occupation of the leased space, the escrow amount payable to NYMC will be reduced by $200,000. The Company intends to relocate its corporate headquarters to a smaller facility at a location that is yet to be determined.

As of December 31, 2006 obligations under non-cancelable operating leases that have an initial term of more than one year are as follows (dollar amounts in thousands):

| December 31, | Continuing operations | Discontinued operation | Total |
|---|---|---|---|
| 2007 | $ 2,550 | $ 2,761 | $ 5,311 |
| 2008 | 2,468 | 1,985 | 4,453 |
| 2009 | 2,440 | 1,041 | 3,481 |
| 2010 | 2,377 | 637 | 3,014 |
| 2011 | — | 294 | 294 |
| Thereafter | — | 357 | 357 |
| | $ 9,835 | $ 7,075 | $ 16,910 |

*Letters of Credit* – NYMC maintains a letter of credit in the amount of $100,000 in lieu of a cash security deposit for an office lease dated June 1998 for the Company's former headquarters located at 304 Park Avenue South in New York City. The sole beneficiary of this letter of credit is the owner of the building, 304 Park Avenue South LLC. This letter of credit is secured by cash deposited in a bank account maintained at Signature Bank.

Subsequent to the move to a new headquarters location in New York City in July 2003, in lieu of a cash security deposit for the office lease we entered into an irrevocable transferable letter of credit in the amount of $313,000 with PricewaterhouseCoopers, LLP (sublandlord), as beneficiary. This letter of credit is secured by cash deposited in a bank account maintained at HSBC bank.

(dollar amounts in thousands unless otherwise indicated)

## 14. Related Party Transactions

Upon completion of the Company's IPO and acquisition of NYMC, Steven B. Schnall and Joseph V. Fierro, the former owners of NYMC, were entitled to a distribution of NYMC's retained earnings through the close of the Company's IPO on June 29, 2004, not to exceed $4.5 million. As a result, a distribution of $2.4 million ($0.4 million of retained earnings as of March 31, 2004 plus an estimate of $2.0 million for NYMC's earnings through June 29, 2004) was made to the former owners upon the close of the IPO. The subsequent earnings and elimination of distributions and unrealized gains and losses attributable to NYMC for the period prior to June 29, 2004 equated to a distribution overpayment of $1.3 million, for which Messrs. Schnall and Fierro reimbursed the Company immediately upon the finalization of the overpayment calculation in July 2004.

Steven B. Schnall owns a 48% membership interest and Joseph V. Fierro owns a 12% membership interest in Centurion Abstract, LLC ("Centurion"), which provides title insurance brokerage services for certain title insurance providers. From time to time, NYMC refers its mortgage loan borrowers to Centurion for assistance in obtaining title insurance in connection with their mortgage loans, although the borrowers have no obligation to utilize Centurion's services. When NYMC's borrowers elect to utilize Centurion's services to obtain title insurance, Centurion collects various fees and a portion of the title insurance premium paid by the borrower for its title insurance. Centurion received $13,323, $0.6 million and $0.6 million in fees and other amounts from NYMC borrowers for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 respectively. NYMC does not economically benefit from such referrals.

## 15. Concentrations of Credit Risk

The Company has originated loans predominantly in the eastern United States. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. At December 31, 2006 and December 31, 2005, there were geographic concentrations of credit risk exceeding 5% of the total loan balances within mortgage loans held for sale as follows:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| New York | 20.9% | 43.0% |
| Massachusetts | 17.5% | 17.8% |
| New Jersey | 12.3% | 5.1% |
| Connecticut | 7.5% | 5.8% |
| Florida | 6.8% | 9.7% |

At December 31, 2006 and December 31, 2005, there were geographic concentrations of credit risk exceeding 5% of the total loan balances within mortgage loans held in the securitization trusts and mortgage loans held for investment as follows:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| New York | 26.2% | 32.7% |
| Massachusetts | 14.4% | 19.4% |
| California | 6.8% | 14.1% |
| New Jersey | 4.2% | 5.8% |
| Florida | 4.2% | 5.4% |

**16. Fair Value of Financial Instruments**

Fair value estimates are made as of a specific point in time based on estimates using market quotes, present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience, and other factors.

Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be necessarily substantiated by comparison to independent markets and, in many cases, could not be necessarily realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other companies.

Fair value estimates are based on existing financial instruments and do not attempt to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company.

The fair value of certain assets and liabilities approximate cost due to their short-term nature, terms of repayment or interest rates associated with the asset or liability. Such assets or liabilities include cash and cash equivalents, escrow deposits, unsettled mortgage loan sales, and financing arrangements. All forward delivery commitments and option contracts to buy securities are to be contractually settled within six months of the balance sheet date.

The following describes the methods and assumptions used by the Company in estimating fair values of other financial instruments:

a. *Investment Securities Available for Sale* — Fair value is generally estimated based on market prices provided by five to seven dealers who make markets in these financial instruments. If the fair value of a security is not reasonably available from a dealer, management estimates the fair value based on characteristics of the security that the Company receives from the issuer and based on available market information.

b. *Mortgage Loans Held for Sale* — Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current investor or dealer commitments to purchase loans.

c. *Mortgage Loans Held for Investment* — Mortgage loans held for investment are recorded at amortized cost. Fair value is estimated using pricing models and taking into consideration the aggregated characteristics of groups of loans such as, but not limited to, collateral type, index, interest rate, margin, length of fixed-rate period, life cap, periodic cap, underwriting standards, age and credit estimated using the quoted market prices for securities backed by similar types of loans.

d. *Mortgage Loans Held in the Securitization Trusts* — Mortgage loans held in the securitization trusts are recorded at amortized cost. Fair value is estimated using pricing models and taking into consideration the aggregated characteristics of groups of loans such as, but not limited to, collateral type, index, interest rate, margin, length of fixed-rate period, life cap, periodic cap, underwriting standards, age and credit estimated using the quoted market prices for securities backed by similar types of loans.

e. *Interest Rate Swaps and Caps* — The fair value of interest rate swaps and caps is based on using market accepted financial models as well as dealer quotes.

f. *Interest Rate Lock Commitments* — The fair value of IRLCs is estimated using the fees and rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of IRLCs is determined in accordance with SAB 105.

g. *Forward Sale Loan Contracts* — The fair value of these instruments is estimated using current market prices for dealer or investor commitments relative to the Company's existing positions.

**16. Fair Value of Financial Instruments – (continued)**

The following tables set forth information about financial instruments, except for those noted above for which the carrying amount approximates fair value (dollar amounts in thousands):

| | December 31, 2006 | | |
|---|---|---|---|
| | Notional Amount | Carrying Amount | Estimated Fair Value |
| **Continuing Operations:** | | | |
| Investment securities available for sale | $ 491,293 | $ 488,962 | $ 488,962 |
| Mortgage loans held in the securitization trusts | 584,358 | 588,160 | 582,504 |
| Commitments and contingencies: | | | |
| Interest rate swaps | 285,000 | 621 | 621 |
| Interest rate caps | 1,514,744 | 1,045 | 1,045 |
| **Discontinued Operation:** | | | |
| Mortgage loans held for sale | 110,804 | 106,900 | 107,810 |
| Commitments and contingencies: | | | |
| Interest rate lock commitments – loan commitments | 104,334 | (118) | (118) |
| Interest rate lock commitments – mortgage loans held for sale | 106,312 | (98) | (98) |
| Forward loan sales contracts | 142,110 | 171 | 171 |
| Interest rate caps | $ 25,774 | $ 966 | $ 966 |

| | December 31, 2005 | | |
|---|---|---|---|
| | Notional Amount | Carrying Amount | Estimated Fair Value |
| **Continuing Operations:** | | | |
| Investment securities available for sale | $ 719,701 | $ 716,482 | $ 716,482 |
| Mortgage loans held for investment | 4,054 | 4,060 | 4,079 |
| Mortgage loans held in the securitization trusts | 771,451 | 776,610 | 775,311 |
| Commitments and contingencies: | | | |
| Interest rate swaps | 645,000 | 6,383 | 6,383 |
| Interest rate caps | 1,833,086 | 2,163 | 2,163 |
| **Discontinued Operation:** | | | |
| Mortgage loans held for sale | 108,244 | 108,271 | 109,252 |
| Commitments and contingencies: | | | |
| Interest rate lock commitments – loan commitments | 130,320 | 123 | 123 |
| Interest rate lock commitments – mortgage loans held for sale | 108,109 | (14) | (14) |
| Forward loan sales contracts | 51,763 | (380) | (380) |
| Interest rate caps | $ 25,774 | $ 1,177 | $ 1,177 |

**17. Income Taxes**

NYMT and its taxable subsidiary, NYMC, were S corporations prior to June 29, 2004 pursuant to the Internal Revenue Code of 1986, as amended, and as such did not incur any federal income tax expense. On June 29, 2004, NYMC became a C corporation for federal and state income tax purposes and, as such, is subject to federal and state income tax on its taxable income for periods after June 29, 2004.

A reconciliation of the statutory income tax provision (benefit) to the effective income tax provision for the years ended December 31, 2006 and December 31, 2005, is as follows (dollar amounts in thousands).

**17. Income Taxes – (continued)**

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Benefit at statutory rate (35%) | $ (8,234) | $ (4,861) |
| Non-taxable REIT loss | (1,891) | (2,038) |
| Transfer pricing of loans sold to nontaxable parent | 11 | 555 |
| State and local tax benefit | (2,663) | (1,731) |
| Valuation allowance | 4,269 | — |
| Miscellaneous | 14 | (21) |
| Change in tax status | — | (453) |
| Total benefit | $ (8,494) | $ (8,549) |

The income tax benefit for the year ended December 31, 2006 is comprised of the following components (dollar amounts in thousands):

| | Deferred |
|---|---|
| Regular tax benefit | |
| Federal | $ (6,721) |
| State | (1,773) |
| Total tax benefit | $ (8,494) |

The income tax benefit for the year ended December 31, 2005 is comprised of the following components:

| | Deferred |
|---|---|
| Regular tax benefit | |
| Federal | $ (6,818) |
| State | (1,731) |
| Total tax benefit | $ (8,549) |

The deferred tax asset at December 31, 2006 includes a deferred tax asset of $18.4 million and a deferred tax liability of $0.1 million which represents the tax effect of differences between tax basis and financial statement carrying amounts of assets and liabilities. The major sources of temporary differences and their deferred tax effect at December 31, 2006 are as follows (dollar amounts in thousands):

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryover | $ 19,949 |
| Restricted stock, performance shares and stock option expense | 410 |
| Mark to market adjustment | 2 |
| Sec. 267 disallowance | 268 |
| Charitable contribution carryforward | 35 |
| GAAP reserves | 1,399 |
| Rent expense | 518 |
| Loss on sublease | 121 |
| Gross deferred tax asset | 22,702 |
| Valuation allowance | (4,269) |
| Net deferred tax asset | $ 18,433 |
| Deferred tax liabilities: | |
| Management compensation | $ 16 |
| Depreciation | 65 |
| Total deferred tax liability | $ 81 |

**17. Income Taxes – (continued)**

The deferred tax asset at December 31, 2005 includes a deferred tax asset of $10.2 million and a deferred tax liability of $0.3 million which represents the tax effect of differences between tax basis and financial statement carrying amounts of assets and liabilities. The major sources of temporary differences and their deferred tax effect at December 31, 2005 are as follows (dollar amounts in thousands):

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss forward | $ 9,560 |
| Restricted stock, performance shares and stock option expense | 125 |
| Rent expense | 120 |
| Management compensation | 98 |
| Loss on sublease | 181 |
| Mark to market adjustments | 94 |
| Total deferred tax asset | 10,178 |
| Deferred tax liabilities: | |
| Depreciation | 319 |
| Total deferred tax liability | 319 |
| Net deferred tax asset | $ 9,859 |

The net deferred tax asset is included in prepaid and other assets on the accompanying consolidated balance sheet. Management has established a valuation allowance for the portion of the net deferred tax assets that it believes is more likely than not that, based upon the weight of available evidence, will not be realized.

Although realization is not assured, management believes it is more likely than not that the remaining deferred tax assets, for which valuation allowance has not been established, will be realized. The net operating loss carryforward expires at various intervals between 2012 and 2026. The charitable contribution carryforward will expire in 2011.

**18. Segment Reporting**

Until March 31, 2007, the Company operated two segments, the Mortgage Portfolio Management segment and the Mortgage Lending segment. Upon the sale of substantially all of its mortgage lending operating assets to Indymac as of March 31, 2007, the Company exited the mortgage lending business and accordingly will no longer report segment information.

**19. Capital Stock and Earnings per Share**

The Company had 400,000,000 shares of common stock, par value $0.01 per share, authorized with 18,325,187 shares issued and 18,077,880 outstanding as of December 31, 2006. Of the common stock authorized, 1,031,111 shares were reserved for issuance as restricted stock awards to employees, officers and directors pursuant to the 2005 Stock Incentive Plan. As of December 31, 2006, 878,496 shares remain reserved for issuance.

The Company calculates basic net income per share by dividing net income (loss) for the period by weighted-average shares of common stock outstanding for that period. Diluted net income (loss) per share takes into account the effect of dilutive instruments, such as stock options and unvested restricted or performance stock, but uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding. Since the Company is in a loss position for the fiscal years ended December 31, 2006 and 2005, the calculation of basic and diluted earnings per share is the same since the effect of common stock equivalents would be anti-dilutive.

**19. Capital Stock and Earnings per Share – (continued)**

The following table presents the computation of basic and diluted net earnings per share for the periods indicated (dollar amounts in thousands, except net earnings per share):

| | For the Year Ended December 31, 2006 | For the Year Ended December 31, 2005 | For the Year Ended December 31, 2004 |
|---|---|---|---|
| Numerator: | | | |
| Net (loss)/income | $ (15,031) | $ (5,340) | $ 4,947 |
| Denominator: | | | |
| Weighted average number of common shares outstanding — basic | 18,038 | 17,873 | 17,797 |
| Net effect of unvested restricted stock | — | — | 224 |
| Performance shares | — | — | 35 |
| Escrowed shares(1) | — | — | 53 |
| Net effect of stock options(2) | — | — | 6 |
| Weighted average number of common shares outstanding — dilutive | $ 18,038 | 17,873 | 18,115 |
| Net (loss)/income per share — basic | $ (0.83) | $ (0.30) | $ 0.28 |
| Net (loss)/income per share — diluted | $ (0.83) | $ (0.30) | $ 0.27 |

During 2006, taxable dividends for New York Mortgage Trust's common stock were $0.63 per share. For tax reporting purposes, the 2006 taxable dividend will be classified as follows: $0.02401 as ordinary income and $0.60599 as a return of capital.

During 2005, taxable dividends for New York Mortgage Trust's common stock were $0.95 per share. For tax reporting purposes, the 2005 taxable dividend will be classified as follows: $0.81532 as ordinary income and $0.13468 as a return of capital.

(1) Upon the closing of the Company's IPO, of the 2,750,000 shares exchanged for the equity interests of NYMC, 100,000 shares were held in escrow through December 31, 2004 and were available to satisfy any indemnification claims the Company may have had against the contributors of NYMC for losses incurred as a result of defaults on any residential mortgage loans originated by NYMC and closed prior to the completion of the IPO. As of December 31, 2004, the amount of escrowed shares was reduced by 47,680 shares, representing $492,536 for estimated losses on loans closed prior to the Company's IPO. Furthermore, the contributors of NYMC entered into a new escrow agreement, which extended the escrow period to December 31, 2006 for the remaining 52,320 shares. In September 2006, the Company concluded all indemnification claims related to the escrowed shares were finally determined and no additional losses would be incurred. Accordingly the remaining 52,320 escrowed shares were released from escrow on October 27, 2006.

(2) The Company has granted 591,500 stock options under its stock incentive plans.

**20. Stock Incentive Plans**

***2004 Stock Incentive Plan***

The Company adopted the 2004 Stock Incentive Plan (the "2004 Plan"), during 2004. The 2004 Plan provided for the issuance of options to purchase shares of common stock, stock awards, stock appreciation rights and other equity-based awards, including performance shares, and all employees and non-employee directors were eligible to receive these awards under the 2004 Plan. During 2004 and 2005, the Company granted stock options, restricted stock and performance shares to certain of its employees and non-employee directors under the 2004 Plan, including performance shares awarded to certain employees in connection with the Company's November 2004 acquisition of Guaranty Residential Lending, Inc. ("GRL"). The maximum number of options that could be issued under the 2004 Plan was 706,000 shares and the maximum number of restricted stock awards that could be granted was 794,250.

(dollar amounts in thousands unless otherwise indicated)

**20. Stock Incentive Plans – (continued)**

***2005 Stock Incentive Plan***

At the Annual Meeting of Stockholders held on May 31, 2005, the Company's stockholders approved the adoption of the Company's 2005 Stock Incentive Plan (the "2005 Plan"). The 2005 Plan replaced the 2004 Plan, which was terminated on the same date. The 2005 Plan provides that up to 1,031,111 shares of the Company's common stock may be issued thereunder. The 2005 Plan provides that the number of shares available for issuance under the 2005 Plan may be increased by the number of shares covered by 2004 Plan awards that were forfeited or terminated after March 10, 2005. On October 12, 2006, the Company filed a registration statement on Form S-8 registering the issuance or resale of 1,031,111 shares under the 2005 Plan. As of December 31, 2006, 16,540 shares awarded under the 2004 Plan had been forfeited or terminated.

***Options***

Each of the 2005 and 2004 Plans provide for the exercise price of options to be determined by the Compensation Committee of the Board of Directors ("Compensation Committee") but not to be less than the fair market value on the date the option is granted. Options expire ten years after the grant date. As of December 31, 2006, 591,500 options have been granted pursuant to the Company's stock incentive plans with a vesting period of two years.

The Company accounts for the fair value of its grants in accordance with SFAS No. 123(R). The compensation cost charged against income exclusive of option forfeitures during the twelve months ended December 31, 2006 and 2005 was approximately $32,000 and $44,000, respectively. As of December 31, 2006, there was no unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. No cash was received for the exercise of stock options during the twelve month periods ended December 31, 2006, 2005 and 2004.

A summary of the status of the Company's options as of December 31, 2006 and changes during the year then ended is presented below:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at beginning of year, January 1, 2006 | 541,500 | $ 9.56 |
| Granted | — | — |
| Canceled | 75,000 | 9.83 |
| Exercised | — | — |
| Outstanding at end of year, December 31, 2006 | 466,500 | $ 9.52 |
| Options exercisable at year-end | 466,500 | $ 9.52 |

A summary of the status of the Company's options as of December 31, 2005 and changes during the year then ended is presented below:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at beginning of year, January 1, 2005 | 591,500 | $ 9.58 |
| Granted | — | |
| Canceled | 50,000 | 9.83 |
| Exercised | — | — |
| Outstanding at end of year, December 31, 2005 | 541,500 | $ 9.56 |
| Options exercisable at year-end | 403,157 | $ 9.47 |

(dollar amounts in thousands unless otherwise indicated)

**20. Stock Incentive Plans – (continued)**

A summary of the status of the Company's options as of December 31, 2004 and changes during the year then ended is presented below:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at beginning of year, January 1, 2004 | — | — |
| Granted | 591,500 | $ 9.58 |
| Canceled | — | — |
| Exercised | — | — |
| Outstanding at end of year, December 31, 2004 | 591,500 | $ 9.58 |
| Options exercisable at year-end | 314,828 | $ 9.36 |
| Weighted-average fair value of options granted during the year | | $ 9.58 |

The following table summarizes information about stock options at December 31, 2006:

| Range of Exercise Prices | Date of Grants | Number Outstanding | Options Outstanding Weighted Average Remaining Contractual Life (Years) | Exercise Price | Options Exercisable: Number Exercisable | Options Exercisable: Exercise Price | Fair Value of Options Granted |
|---|---|---|---|---|---|---|---|
| $9.00 | 6/24/04 | 176,500 | 7.5 | $ 9.00 | 176,500 | $ 9.00 | $ 0.39 |
| $9.83 | 12/2/04 | 290,000 | 7.9 | 9.83 | 290,000 | 9.83 | 0.29 |
| Total | | 466,500 | 7.8 | $ 9.52 | 466,500 | $ 9.52 | $ 0.33 |

The following table summarizes information about stock options at December 31, 2005:

| Range of Exercise Prices | Number Outstanding | Options Outstanding Weighted Average Remaining Contractual Life (Years) | Exercise Price | Options Exercisable: Number Exercisable | Options Exercisable: Exercise Price | Fair Value of Options Granted |
|---|---|---|---|---|---|---|
| $9.00 | 176,500 | 8.5 | $ 9.00 | 176,500 | $ 9.00 | $ 0.39 |
| $9.83 | 365,000 | 8.9 | 9.83 | 226,657 | 9.83 | 0.29 |
| Total | 541,500 | 8.8 | $ 9.56 | 403,157 | $ 9.47 | $ 0.33 |

The following table summarizes information about stock options at December 31, 2004:

| Range of Exercise Prices | Number Outstanding | Options Outstanding Weighted Average Remaining Contractual Life (Years) | Exercise Price | Options Exercisable: Number Exercisable | Options Exercisable: Exercise Price | Fair Value of Options Granted |
|---|---|---|---|---|---|---|
| $9.00 | 176,500 | 9.5 | $ 9.00 | 176,500 | $ 9.00 | $ 0.39 |
| $9.83 | 415,000 | 9.9 | 9.83 | 138,328 | 9.83 | 0.29 |
| Total | 591,500 | 9.8 | $ 9.58 | 314,828 | $ 9.36 | $ 0.35 |

(dollar amounts in thousands unless otherwise indicated)

## 20. Stock Incentive Plans – (continued)

The fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions:

| | |
|---|---|
| Risk free interest rate | 4.5% |
| Expected volatility | 10% |
| Expected life | 10 years |
| Expected dividend yield | 10.48% |

***Restricted Stock***

As of December 31, 2006, the Company has awarded 684,333 shares of restricted stock under the 2005 Plan, of which 470,826 shares have fully vested. As of December 31, 2006 the remaining shares of restricted stock awarded under the 2005 Plan are subject to vesting periods between 3 and 24 months. During the year ended December 31, 2006, the Company recognized non-cash compensation expense of $1.0 million relating to the vested portion of restricted stock grants. Dividends are paid on all restricted stock issued, whether those shares are vested or not. In general, unvested restricted stock is forfeited upon the recipient's termination of employment.

A summary of the status of the Company's non-vested restricted stock as of December 31, 2006 and changes during the year then ended is presented below:

| | Number of Non-vested Restricted Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested shares at beginning of year, January 1, 2006 | 221,058 | $ 8.85 |
| Granted | 129,155 | 4.36 |
| Forfeited | (21,705) | 9.20 |
| Vested | (115,001) | 8.37 |
| Non-vested shares as of December 31, 2006 | 213,507 | $ 6.36 |
| Weighted-average fair value of restricted stock granted during the period | $ 562,549 | $ 4.36 |

A summary of the status of the Company's non-vested restricted stock as of December 31, 2005 and changes during the year then ended is presented below:

| | Number of Non-vested Restricted Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested shares at beginning of year, January 1, 2005 | 367,803 | $ 9.20 |
| Granted | 40,000 | 6.88 |
| Forfeited | (26,253) | 9.83 |
| Vested | (160,492) | 9.00 |
| Non-vested shares as of December 31, 2005 | 221,058 | $ 8.85 |
| Weighted-average fair value of restricted stock granted during the period | $ 275,000 | $ 6.88 |

(dollar amounts in thousands unless otherwise indicated)

**20. Stock Incentive Plans – (continued)**

***Performance Based Stock Awards***

In November 2004, the Company acquired 15 full-service and 26 satellite retail mortgage banking offices located in the Northeast and Mid-Atlantic states from General Residential Lending, Inc. ("GRL"). Pursuant to that transaction, the Company committed to award 238,809 shares of the Company's stock to certain employees of those branches. Of these committed shares, 206,256 were performance based stock awards granted upon attainment of predetermined production levels and 32,553 were restricted stock awards. As of December 31, 2006, the awards range in vesting periods from 3 to 6 months with a share price set at the December 2, 2004 grant date market value of $9.83 per share. During the year ended December 31, 2006, the Company recognized non-cash compensation expense, exclusive of forfeitures of $0.1 million relating to performance based stock awards. Unvested performance share awards have no voting rights and do not earn dividends.

A summary of the status of the Company's non-vested performance based stock awards as of December 31, 2006 and changes during the year then ended is presented below:

| | Number of Non-vested Restricted Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested shares at beginning of year, January 1, 2006 | 61,078 | $ 9.83 |
| Granted | — | — |
| Forfeited | (26,271) | 9.83 |
| Vested | (9,256) | 9.83 |
| Non-vested shares as of December 31, 2006 | 25,551 | $ 9.83 |

A summary of the status of the Company's non-vested performance based stock awards as of December 31, 2005 and changes during the year then ended is presented below:

| | Number of Non-vested Restricted Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested shares at beginning of year, January 1, 2005 | 206,256 | $ 9.83 |
| Granted | — | — |
| Forfeited | (107,561) | 9.83 |
| Vested | (37,617) | 9.83 |
| Non-vested shares as of December 31, 2005 | 61,078 | $ 9.83 |

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands unless otherwise indicated)

### 21. Quarterly Financial Data (unaudited)

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters. The unaudited information provided does not consider the effects of discontinued operations (dollar amounts in thousands, except per share data):

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2006 | Jun. 30, 2006 | Sep. 30, 2006 | Dec. 31, 2006 |
| **Revenues:** | | | | |
| Interest income | $22,626 | $18,701 | $20,878 | $19,042 |
| Interest expense | 18,279 | 15,885 | 20,096 | 18,680 |
| Net interest income | 4,347 | 2,816 | 782 | 362 |
| Other income (expense): | | | | |
| Gain on sales of mortgage loans | 4,070 | 5,981 | 4,311 | 3,625 |
| Loan losses | — | — | (4,077) | (4,208) |
| Brokered loan fees | 2,777 | 3,493 | 2,402 | 2,265 |
| Loss on sale of current period securitized loans | (773) | 26 | — | — |
| (Loss) gain on sale of marketable securities and related hedges | (969) | — | 440 | — |
| Miscellaneous income loss | 119 | 148 | 43 | 143 |
| Total other income (expense) | 5,224 | 9,648 | 3,119 | 1,825 |
| **Expenses:** | | | | |
| Salaries, commissions and related expenses | 6,341 | 6,001 | 5,378 | 4,705 |
| Brokered loan expenses | 2,168 | 2,767 | 1,674 | 1,668 |
| General and administrative expenses | 5,774 | 5,181 | 4,632 | 5,359 |
| Total expenses | 14,283 | 13,949 | 11,684 | 11,732 |
| Income (loss) before provision for income taxes | (4,712) | (1,485) | (7,783) | (9,545) |
| Income tax benefit | 2,916 | 1,663 | 3,915 | — |
| Net income (loss) | $ (1,796) | $ 178 | $ (3,868) | $ (9,545) |
| Per share basic income (loss) | $ (0.10) | $ 0.01 | $ (0.21) | $ (0.53) |
| Per share diluted income (loss) | $ (0.10) | $ 0.01 | $ (0.21) | $ (0.53) |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2005 | Jun. 30, 2005 | Sep. 30, 2005 | Dec. 31, 2005 |
| **Revenues:** | | | | |
| Interest income | $17,117 | $19,669 | $19,698 | $ 20,992 |
| Interest expense | 11,690 | 14,531 | 16,159 | 17,724 |
| Net interest income | 5,427 | 5,138 | 3,539 | 3,268 |
| Other income (expense): | | | | |
| Gain on sales of mortgage loans | 4,321 | 8,328 | 8,985 | 5,149 |
| Brokered loan fees | 1,999 | 2,534 | 2,647 | 2,811 |
| Gain (loss) on sale of marketable securities and related hedges | 377 | 544 | 1,286 | (7,440) |
| Miscellaneous income (loss) | 115 | (10) | 91 | 36 |
| Total other income (expense) | 6,812 | 11,396 | 13,009 | 556 |
| **Expenses:** | | | | |
| Salaries, commissions and related expenses | 7,143 | 9,430 | 7,302 | 7,104 |
| Brokered loan expenses | 1,520 | 2,686 | 1,483 | 1,854 |
| General and administrative expenses | 6,304 | 6,062 | 5,903 | 6,243 |
| Total expenses | 14,967 | 18,178 | 14,688 | 15,201 |
| Income (loss) before provision for income taxes | (2,728) | (1,644) | 1,860 | (11,377) |
| Income tax benefit | 2,690 | 2,190 | 1,000 | 2,669 |
| Net income (loss) | $ (38) | $ 546 | $ 2,860 | $ (8,708) |
| Per share basic income (loss) | $ 0.00 | $ 0.03 | $ 0.16 | $ (0.49) |
| Per share diluted income (loss) | $ 0.00 | $ 0.03 | $ 0.16 | $ (0.49) |

(dollar amounts in thousands unless otherwise indicated)

**22. Subsequent events**

On February 7, 2007, we announced that we had entered into a definitive agreement to sell substantially all of the retail mortgage lending platform of NYMC to IndyMac Bank, F.S.B., ("Indymac"), a wholly owned subsidiary of Indymac Bancorp, Inc, for an estimated purchase price of $13.5 million in cash and the assumption of certain of our liabilities by Indymac. On March 31, 2007, Indymac purchased substantially all of the operating assets related to NYMC's retail mortgage lending platform, including, among other things, assuming leases held by NYMC for approximately 20 full service and approximately 10 satellite retail mortgage lending offices (excluding the lease for the Company's corporate headquarters, which is being assigned, as previously announced, under a separate agreement to Lehman Brothers Holding, Inc.), the tangible personal property located in those approximately 30 retail mortgage banking offices, NYMC's pipeline of residential mortgage loan applications (the "Pipeline Loans"), escrowed deposits related to the Pipeline Loans, customer lists and intellectual property and information technology systems used by NYMC in the conduct of its retail mortgage banking platform. Indymac assumed the obligations of NYMC under the Pipeline Loans and substantially all of NYMC's liabilities under the purchased contracts and purchased assets arising after the closing date. Indymac has also agreed to pay (i) the first $500,000 in severance expenses with respect to "transferred employees" (as defined in the asset purchase agreement filed as Exhibit 10.62 to this Annual Report on Form 10-K) and (ii) severance expenses in excess of $1.1 million arising after the closing with respect to transferred employees. As part of the Indymac transaction, the company has agreed, for a period of 18 months, not to compete with Indymac other than in the purchase, sale, or retention of mortgage loans. Indymac has hired substantially all of our branch employees and loan officers and a majority of NYMC employees based out of our corporate headquarters. As of April 1, 2007, the Company has approximately 40 employees.

On February 14, 2007, we entered into a definitive agreement with Tribeca Lending Corp., a subsidiary of Franklin Credit Management Corporation ("Tribeca Lending") to sell our wholesale lending business for an estimated purchase price of $485,000. This transaction closed on February 22, 2007. Together, the closing of the sale of our retail mortgage banking platform to Indymac and the sale of our wholesale lending business to Tribeca Lending has resulted in gross proceeds to NYMT of approximately $14.0 million before fees and expenses, and before deduction of approximately $2.3 million, which will be held in escrow to support warranties and indemnifications provided to Indymac by NYMC as well as other purchase price adjustments. NYMC will record a one time taxable gain on the sale of these assets. NYMC's deferred tax asset will absorb any taxable gain from the sale.

On November 13, 2006, The New York Mortgage Company, LLC ("NYMC"), a taxable REIT subsidiary of New York Mortgage Trust, Inc. (the "Company"), entered into an Assignment and Assumption of Sublease and an Escrow Agreement, each with Lehman Brothers Holdings Inc. ("Lehman") (collectively, the "Agreements"). Under the Agreements, NYMC assigned and Lehman has assumed the sublease for the Company's corporate headquarters at 1301 Avenue of the Americas. Pursuant to the Agreements, Lehman will fund an escrow account in the amount of $3,000,000 for the benefit of NYMC. Pending the consent of the landlord to the assignment, the full escrow amount will be released to the Company if it vacates the leased space on or before March 1, 2007. For each month beginning in March 2007 that the Company remains in occupation of the leased space, the escrow amount payable to NYMC will be reduced by $200,000. NYMC will be paid an additional (i) $100,000 if the Company vacates the leased space between February 1, 2007 and February 28, 2007, or (ii) $200,000 if the Company vacates the leased space prior to February 1, 2007. The Company intends to relocate its corporate headquarters to a smaller facility at a location that is yet to be determined.

On or about January 5 2007, NYMC and Lehman entered into a First Amendment to Assignment and Assumption of Sublease extending the date for NYMC to vacate the leased space to on or before April 1, 2007. For each month beginning in April, 2007 that NYMC remains in occupation of the leased space, the escrow amount payable to NYMC will be reduced by $200,000.

On or about February 8, 2007 NYMC and Lehman entered into a Second Amendment to the Assignment and Assumption of Sublease extending the date for NYMC to vacate the leased space on or before May 1, 2007. For each month beginning in May, 2007 that NYMC remains in occupation of the leased space, the escrow amount payable to NYMC will be reduced by $200,000.

## EXHIBIT INDEX

*Exhibits*. The exhibits required by Item 601 of Regulation S-K are listed below. Management contracts or compensatory plans are filed as Exhibits 10.16, 10.28 - 10.34, 10.38, 10.41, 10.46, 10.60, 10.61.

| Exhibit | Description |
|---|---|
| 3.1 | Articles of Amendment and Restatement of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 3.2(a) | Bylaws of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 3.2(b) | Amendment No. 1 to Bylaws of New York Mortgage Trust, Inc. |
| 4.1 | Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 4.2(a) | Junior Subordinated Indenture between The New York Mortgage Company, LLC and JPMorgan Chase Bank, National Association, as trustee, dated September 1, 2005. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005). |
| 4.2(b) | Amended and Restated Trust Agreement among The New York Mortgage Company, LLC, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and the Administrative Trustees named therein, dated September 1, 2005. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005). |
| 10.1 | Warehousing Credit Agreement, among The New York Mortgage Company LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.39 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.2 | First Amendment, dated April 2002, to Warehousing Credit Agreement, among The New York Mortgage Company LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.40 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.3 | Second Amendment, dated June 3, 2002, to Warehousing Credit Agreement, among The New York Mortgage Company LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.4 | Third Amendment, dated November , 2002, to Warehousing Credit Agreement, among The New York Mortgage Company LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.42 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.5 | Fourth Amendment, dated June 15, 2003, to Warehousing Credit Agreement, among The New York Mortgage Company LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.6 | Warehouse Promissory Note, between The New York Mortgage Company, LLC and National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.44 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |

| Exhibit | Description |
|---|---|
| 10.7 | Amended and Restated Warehouse Promissory Note, between The New York Mortgage Company, LLC and National City Bank of Kentucky, dated June 3, 2002. (Incorporated by reference to Exhibit 10.45 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.8 | Warehousing Credit Agreement, between New York Mortgage Company, LLC, Steven B. Schnall, Joseph V. Fierro and National City Bank of Kentucky, dated as of January 25, 2002. (Incorporated by reference to Exhibit 10.46 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.9 | Pledge and Security Agreement, between The New York Mortgage Company, LLC and National City Bank of Kentucky, dated as of January 25, 2002. (Incorporated by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.10 | Unconditional and Continuing Guaranty of Payment by Steven B. Schnall to National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.48 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.11 | Unconditional and Continuing Guaranty of Payment by Joseph V. Fierro to National City Bank of Kentucky, dated January 25, 2002. (Incorporated by reference to Exhibit 10.49 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.12 | Amended and Restated Unconditional and Continuing Guaranty of Payment by Steven B. Schnall to National City Bank of Kentucky, dated June 15, 2003. (Incorporated by reference to Exhibit 10.50 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.13 | Amended and Restated Unconditional and Continuing Guaranty of Payment by Joseph V. Fierro to National City Bank of Kentucky, dated June 15, 2003. (Incorporated by reference to Exhibit 10.51 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.14 | Whole Loan Purchase and Sale Agreement/Mortgage Loan Purchase and Sale Agreement between The New York Mortgage Company, LLC and Greenwich Capital Financial Products, Inc., dated as of September 1, 2003. (Incorporated by reference to Exhibit 10.53 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.15 | Whole Loan Custodial Agreement/Custodial Agreement between Greenwich Capital Financial Products, Inc., The New York Mortgage Company, LLC and LaSalle Bank National Association, dated as of September 1, 2003. (Incorporated by reference to Exhibit 10.54 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.16 | Form of New York Mortgage Trust, Inc. 2004 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.55 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.17 | Guaranty between HSBC Bank USA, National City Bank of Kentucky, The New York Mortgage Company LLC and Steven B. Schnall, dated as of December 15, 2003. (Incorporated by reference to Exhibit 10.71 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.18 | Guaranty between HSBC Bank USA, National City Bank of Kentucky, The New York Mortgage Company LLC and Joseph V. Fierro, dated as of December 15, 2003. (Incorporated by reference to Exhibit 10.72 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.19 | Credit Note by and between HSBC Bank USA and The New York Mortgage Company LLC, dated as of December 15, 2003. (Incorporated by reference to Exhibit 10.73 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |

| Exhibit | Description |
|---|---|
| 10.20 | Credit Note by and between National City Bank of Kentucky and The New York Mortgage Company LLC, dated as of December 15, 2003. (Incorporated by reference to Exhibit 10.74 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.21 | Swingline Note by and between HSBC Bank USA and The New York Mortgage Company LLC, dated as of December 15, 2003. (Incorporated by reference to Exhibit 10.75 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.22 | Custodial Agreement by and among Greenwich Capital Financial Products, Inc., The New York Mortgage Corporation LLC and Deutsche Bank Trust Company Americas, dated as of August 1, 2003. (Incorporated by reference to Exhibit 10.76 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.23 | Master Mortgage Loan Purchase and Interim Servicing Agreement by and between The New York Mortgage Company L.L.C. and Greenwich Capital Financial Products, Inc., dated as of August 1, 2003. (Incorporated by reference to Exhibit 10.77 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.24 | Promissory Note, issued by New York Mortgage Funding, LLC on January 9, 2004 in the principal amount of $100,000,000.00, payable to Greenwich Capital Financial Products, Inc. (Incorporated by reference to Exhibit 10.82 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.25 | Guaranty between the New York Mortgage Company, LLC and Greenwich Capital Financial Products, Inc., dated as of January 9, 2004. (Incorporated by reference to Exhibit 10.83 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.26 | Custodial Agreement between New York Mortgage Funding, LLC, Deutche Bank Trust Company Americas and Greenwich Capital Financial Products, Inc., dated as of January 9, 2004. (Incorporated by reference to Exhibit 10.85 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.27 | Amendment Number One, dated November 24, 2003, to the Master Mortgage Loan Purchase and Interim Servicing Agreement, dated as of August 1, 2003. (Incorporated by reference to Exhibit 10.86 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.28 | Form of Employment Agreement between New York Mortgage Trust, Inc. and Steven B. Schnall. (Incorporated by reference to Exhibit 10.92 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.29 | Form of Employment Agreement between New York Mortgage Trust, Inc. and David A. Akre. (Incorporated by reference to Exhibit 10.93 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.30 | Form of Employment Agreement between New York Mortgage Trust, Inc. and Raymond A. Redlingshafer, Jr. (Incorporated by reference to Exhibit 10.94 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.31 | Form of Employment Agreement between New York Mortgage Trust, Inc. and Michael I. Wirth. (Incorporated by reference to Exhibit 10.95 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.32 | Form of Employment Agreement between New York Mortgage Trust, Inc. and Joseph V. Fierro. (Incorporated by reference to Exhibit 10.96 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.33 | Form of Employment Agreement between New York Mortgage Trust, Inc. and Steven R. Mumma. (Incorporated by reference to Exhibit 10.97 to the Company's Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004). |
| 10.34 | Amendment No. 1 to Employment Agreement between New York Mortgage Trust, Inc. and Steven R. Mumma, dated December 2, 2004. (Incorporated by reference to Exhibit 10.98 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2005). |

| Exhibit | Description |
|---|---|
| 10.35 | Amended and Restated Credit and Security Agreement between HSBC Bank USA, National Association, National City Bank of Kentucky, JP Morgan Chase Bank, N.A. and The New York Mortgage Company LLC, dated as of February 1, 2005. (Incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2005). |
| 10.36 | Amended and Restated Master Loan and Security Agreement between New York Mortgage Funding, LLC, The New York Mortgage Company, LLC and New York Mortgage Trust, Inc. and Greenwich Capital Financial Products, Inc., dated as of December 6, 2004. (Incorporated by reference to Exhibit 10.100 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2005). |
| 10.37 | Amended and Restated Master Repurchase Agreement Between New York Mortgage Trust, Inc., The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and Credit Suisse First Boston Mortgage Capital LLC, dated as of March 30, 2005. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 5, 2005). |
| 10.38 | Separation and Release Agreement, dated June 30, 2005, by and between the Company and Raymond A. Redlingshafer, Jr. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005). |
| 10.39 | Parent Guarantee Agreement between New York Mortgage Trust, Inc. and JPMorgan Chase Bank, National Association, as guarantee trustee, dated September 1, 2005. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005). |
| 10.40 | Purchase Agreement among The New York Mortgage Company, LLC, New York Mortgage Trust, Inc., NYM Preferred Trust II and Taberna Preferred Funding II, Ltd., dated September 1, 2005. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005). |
| 10.41 | New York Mortgage Trust, Inc. 2005 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3/A (File No. 333-127400) as filed with the Securities and Exchange Commission on September 9, 2005). |
| 10.42 | Master Repurchase Agreement among DB Structured Products, Inc., Aspen Funding Corp. and Newport Funding Corp, New York Mortgage Trust, Inc. and NYMC Loan Corporation, dated as of December 13, 2005.* |
| 10.43 | Custodial Agreement among DB Structured Products, Inc., Aspen Funding Corp., and Newport Funding Corp., NYMC Loan Corporation, New York Mortgage Trust, Inc. and LaSalle Bank National Association, dated as of December 13, 2005.* |
| 10.44 | Master Repurchase Agreement among New York Mortgage Funding, LLC, The New York Mortgage Company, LLC, New York Mortgage Trust Inc. and Greenwich Capital Financial Products, Inc. dated as of January 5, 2006.* |
| 10.45 | Amended and Restated Custodial Agreement by and among The New York Mortgage Company, LLC, New York Mortgage Funding, LLC, New York Mortgage Trust, Inc., LaSalle Bank National Association and Greenwich Capital Financial Products, Inc. dated as of January 5, 2006. |
| 10.46 | Summary of 2005 Cash Bonuses Paid to Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.47 | Amendment No. 1 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of April 29, 2005 (incorporated by reference to Exhibit 10.110 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.48 | Amendment No. 2 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of May 10, 2005 (incorporated by reference to Exhibit 10.111 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |

| Exhibit | Description |
|---|---|
| 10.49 | Amendment No. 3 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of July 18, 2005 (incorporated by reference to Exhibit 10.112 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.50 | Amendment No. 4 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of August 5, 2005 (incorporated by reference to Exhibit 10.113 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.51 | Amendment No. 5 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of September 6, 2005 (incorporated by reference to Exhibit 10.114 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.52 | Amendment No. 6 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of November 14, 2005 (incorporated by reference to Exhibit 10.115 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.53 | Amendment No. 7 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of March 14, 2006 (incorporated by reference to Exhibit 10.116 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.54 | Amendment No. 8 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of March 24, 2006 (incorporated by reference to Exhibit 10.117 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.55 | Amendment No. 9 to Amended and Restated Master Repurchase Agreement among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company, LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of May 10, 2006 (incorporated by reference to Exhibit 10.118 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2006). |
| 10.56 | Amendment No. 10 to Amended and Restated Master Repurchase Agreement Among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of August 4, 2006 (incorporated by reference to Exhibit 10.119 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2006). |
| 10.57 | Amendment No. 11 to Amended and Restated Master Repurchase Agreement Among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of October 16, 2006 (incorporated by reference to Exhibit 10.120 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2006). |
| 10.58 | Amendment No. 12 to Amended and Restated Master Repurchase Agreement Among Credit Suisse First Boston Mortgage Capital LLC, The New York Mortgage Company LLC, New York Mortgage Funding, LLC and New York Mortgage Trust, Inc. dated as of November 9, 2006 (incorporated by reference to Exhibit 10.121 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2006). |
| 10.59 | Amendment Number One to the Master Repurchase Agreement dated as of December 13, 2005, by and among DB Structured Products, Inc., Aspen Funding Corp., Newport Funding Corp., the Company and NYMC Loan Corporation, dated as of December 12, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 15, 2006). |
| 10.60 | Separation Agreement and General Release, by and between the Company and Steven B. Schnall, dated as of February 6, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 14, 2007). |
| 10.61 | Separation Agreement and General Release, by and between the Company and Joseph V. Fierro, dated as of February 6, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 14, 2007). |
| 10.62 | Asset Purchase Agreement, by and among IndyMac Bank, F.S.B., The New York Mortgage Company, LLC and the New York Mortgage Trust, Inc., dated as of February 6, 2007.* |

| Exhibit | Description |
|---|---|
| 10.63 | Assignment and Assumption of Sublease, by and between Lehman Brothers Holdings Inc. and The New York Mortgage Company, LLC, dated as of November 14, 2006.* |
| 10.64 | First Amendment to Assignment and Assumption of Sublease, dated as of January 5, 2007, by and between The New York Mortgage Company, LLC and Lehman Brothers Holdings, Inc.* |
| 10.65 | Second Amendment to Assignment and Assumption of Sublease, dated as of February __, 2007, by and between The New York Mortgage Company, LLC and Lehman Brothers Holdings, Inc.* |
| 12.1 | Computation of Ratios * |
| 21.1 | List of Subsidiaries of the Registrant.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP).* |
| 31.1 | Section 302 Certification of Co-Chief Executive Officer.* |
| 31.2 | Section 302 Certification of Chief Financial Officer.* |
| 32.1 | Section 906 Certification of Co-Chief Executive Officer.* |
| 32.2 | Section 906 Certification of Chief Financial Officer.* |

* Filed herewith.

Exhibit 12.1

## Computation of Ratios

### Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollar amount in thousands) | | | | |
| Earnings: | | | | | |
| Pretax income (loss) from continuing operations | (23,525) | (13,889) | 3,688 | 13,726 | 3,750 |
| Fixed Charges | 72,939 | 60,104 | 16,012 | 3,266 | 1,673 |
| Distributed income of equity investees | 11,524 | 17,268 | 7,605 | 21,565 | 1,589 |
| Total Earnings | 60,938 | 63,483 | 27,305 | 38,557 | 7,012 |
| Fixed Charges: | | | | | |
| Interest Expense | 72,939 | 60,104 | 16,012 | 3,266 | 1,673 |
| Amortized premiums & discounts related to indebtedness | — | — | — | — | — |
| Capitalized expenses related to indebtedness | — | — | — | — | — |
| Capitalized Interest | — | — | — | — | — |
| Preference security dividends | — | — | — | — | — |
| Total Fixed Charges | 72,939 | 60,104 | 16,012 | 3,266 | 1,673 |
| Ratio of earnings to fixed charges | 0.84 | 1.06 | 1.71 | 11.81 | 4.19 |
| Preference security dividends | — | — | — | — | — |
| Ratio of earnings to fixed charges and preference security dividends | 0.84 | 1.06 | 1.71 | 11.81 | 4.19 |

### Computation of Earnings to Fixed Charges

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollar amount in thousands) | | | | |
| Fixed Charges: | | | | | |
| +Interest Expense | 72,939 | 60,104 | 16,013 | 3,266 | 1,673 |
| +Capitalized Interest | — | — | — | — | — |
| +Amortized premiums & discounts related to indebtedness | — | — | — | — | — |
| +Capitalized expenses related to indebtedness | — | — | — | — | — |
| +Interest within rent expense | — | — | — | — | — |
| +Preference security dividends | — | — | — | — | — |
| Total Fixed Charges | 72,939 | 60,104 | 16,013 | 3,266 | 1,673 |
| Earnings: | | | | | |
| +Pretax income from continuing operations | (23,525) | (13,889) | 3,688 | 13,726 | 3,750 |
| +Fixed Charges | 72,939 | 60,104 | 16,013 | 3,266 | 1,673 |
| +Amortization of capitalized interest | — | — | — | — | — |
| +Distributed income of equity investees | 11,524 | 17,268 | 7,605 | 21,565 | 1,589 |
| +Pre-tax losses of equity investees | — | — | — | — | — |
| −Interest capitalized | — | — | — | — | — |
| −Preference security dividends of consolidated subsidiaries | — | — | — | — | — |
| −Minority interest in pre-tax income of subs… | — | — | — | — | — |
| Total Earnings | 60,938 | 63,483 | 27,305 | 38,557 | 7,012 |
| Ratio of Earnings to Fixed Charges | 0.84 | 1.06 | 1.71 | 11.80 | 4.19 |
| If ratio is less than 1, disclose dollar amount of deficiency | 12,001 | — | — | — | — |

Exhibit 21.1

## List of Significant Subsidiaries

| Name | State of Incorporation | Names Under Which It Does Business |
|---|---|---|
| The New York Mortgage Company, LLC | New York | MortgageLine.com, Princeton Mortgage Consultants |
| New York Mortgage Trust 2005-1 | Delaware | n/a |
| New York Mortgage Trust 2005-2 | Delaware | n/a |
| New York Mortgage Trust 2005-3 | Delaware | n/a |
| New York Mortgage Trust 2006-1 | Delaware | n/a |
| New York Mortgage Funding, LLC | Delaware | n/a |

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-127400 of New York Mortgage Trust, Inc. on Form S-3/A and Registration Statements No. 333-117524 and No. 333-137987 of New York Mortgage Trust, Inc. on Form S-8 of our reports dated April 2, 2007, relating to the financial statements of New York Mortgage Trust, Inc. and subsidiaries and to management's report of the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of New York Mortgage Trust, Inc. and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE AND TOUCHE, LLP
New York, New York
April 2, 2007

**Exhibit 31.1**

**CERTIFICATION PURSUANT TO SECTION 302**
**OF THE SARBANES-OXLEY ACT OF 2002**

I, David A. Akre, certify that:

1. I have reviewed this annual report on Form 10-K of New York Mortgage Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2007

/s/ David A. Akre
David A. Akre
Co-Chief Executive Officer
(Principal Executive Officer)

**Exhibit 31.2**

**CERTIFICATION PURSUANT TO SECTION 302**
**OF THE SARBANES-OXLEY ACT OF 2002**

I, Steven R. Mumma, certify that:

1. I have reviewed this annual report on Form 10-K of New York Mortgage Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2007

/s/ Steven R. Mumma
Steven R. Mumma
President, Co-Chief Executive Officer and
Chief Financial Officer
(Principal Financial Officer)

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of New York Mortgage Trust, Inc, (the "Company") on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 2, 2007

/s/ David A. Akre
David A. Akre
Co-Chief Executive Officer

**EXHIBIT 32.2**

# CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of New York Mortgage Trust, Inc., (the "Company") on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 2, 2007

/s/ Steven R. Mumma
Steven R. Mumma
President, Co-Chief Executive Officer and
Chief Financial Officer

## Stockholder Information

**Corporate Headquarters**
New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, New York 10019
Phone: (212) 792-0107

**Outside Corporate Counsel**
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219-4074
(804) 788-8200

**Independent Auditors**
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281
(212) 436-2500

**Transfer Agent and Registrar**
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

**Inquiries**
**at the Company**
Steven R. Mumma
*Co-Chief Executive Officer*
*President*
*Chief Financial Officer*
Phone: (212) 792-0109
Email: smumma@nymtrust.com

**at Financial Relations Board**
Joe Calabrese (General)
(212) 827-3772
Julie Tu (Analysts)
(212) 827-3776

**Internet**
New York Mortgage Trust, Inc.'s Website can be found at www.nymtrust.com and includes the latest press releases, most recent conference call playback, quarterly earnings reports, SEC filings and other investor information.

**Stock Listing**
The common stock of New York Mortgage Trust, Inc. is traded on the New York Stock Exchange under the symbol NTR.

**Annual Meeting**
New York Mortgage Trust, Inc. will be holding its Annual Meeting of stockholders on June 14, 2007 at 9:30 a.m. The meeting will be held at The Warwick New York Hotel, 65 West 54th Street, New York, New York 10019. The Company's Board of Directors established April 18, 2007 as the record date for voting by stockholders at the Annual Meeting. Stockholders of record as of the record date will be entitled to receive notification of and to vote at the Annual Meeting.

## Board of Directors

Steven B. Schnall
*Chairman of the Board*

David A. Akre
*Vice Chairman*
*Co-Chief Executive Officer*

Steven R. Mumma
*Co-Chief Executive Officer*
*President*
*Chief Financial Officer*

David R. Bock
*Independent Board Member*

Alan L. Hainey
*Independent Board Member*

Steven G. Norcutt
*Independent Board Member*

Mary Dwyer Pembroke
*Independent Board Member*

Jerome F. Sherman
*Independent Board Member*

Thomas W. White
*Independent Board Member*

## Senior Management

David A. Akre
*Vice Chairman*
*Co-Chief Executive Officer*

Steven R. Mumma
*Co-Chief Executive Officer*
*President*
*Chief Financial Officer*

A. Bradley Howe
*Senior Vice President*
*General Counsel*
*Secretary*

designed by curran & connors, inc. / www.curran-connors.com

NYMT

New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, New York 10019
Phone: (212) 792-0107
Corporate Website: www.nymtrust.com

END